     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 6, 1997

                                                      REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                INFLUENCE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                            5047                           13-3798523
   (STATE OR OTHER JURISDICTION           (PRIMARY SIC CODE)                 (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)                                          IDENTIFICATION NO.)

                        601 MONTGOMERY STREET, SUITE 845
                        SAN FRANCISCO, CALIFORNIA 94111
                                 (415)421-5600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              PETER A. BICK, M.D.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                INFLUENCE, INC.
                        601 MONTGOMERY STREET, SUITE 845
                        SAN FRANCISCO, CALIFORNIA 94111
                                 (415)421-5600
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

               PAUL I. RACHLIN, ESQ.                            HOWARD S. ROSENBLUM, ESQ.
                  ARNOLD & PORTER                            TESTA, HURWITZ & THIBEAULT, LLP
                  399 PARK AVENUE                                   HIGH STREET TOWER
             NEW YORK, NEW YORK 10022                                125 HIGH STREET
                   (212)715-1000                               BOSTON, MASSACHUSETTS 02110
                                                                      (617)248-7000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

===========================================================================================================
                                                        PROPOSED MAXIMUM PROPOSED MAXIMUM
                                                         OFFERING PRICE      AGGREGATE
        TITLE OF EACH CLASS OF           AMOUNT TO BE          PER           OFFERING         AMOUNT OF
      SECURITIES TO BE REGISTERED        REGISTERED(1)      SHARE(1)         PRICE(1)     REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------
Common Stock, par value per share
  $0.001...............................     2,875,000        $13.00         $37,375,000      $11,325.76
===========================================================================================================

(1) Includes 375,000 shares of Common Stock that the Underwriters have the option to purchase solely to cover over-allotments, if any.

                            ----------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

================================================================================

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION, DATED AUGUST 6, 1997

                                2,500,000 SHARES

                                [INFLUENCE LOGO]

                                  COMMON STOCK

     All of the shares of Common Stock, par value $.001 per share (the "Shares" or the "Common Stock") being offered hereby (the "Offering"), are being offered by Influence, Inc., a Delaware corporation. Prior to the Offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between $11.00 and $13.00 per Share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. Influence has applied for listing of the Common Stock on the Nasdaq National Market ("Nasdaq") under the symbol "INFL."

      AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

==========================================================================================================
                                                                                                 Proceeds
                                                                                                    to
                                                 Price to Public     Underwriting Discounts     Company(2)
                                                                       and Commissions(1)
----------------------------------------------------------------------------------------------------------
Per Share......................................                $                    $           $
Total(3).......................................                $                    $           $
==========================================================================================================

(1) See "Underwriting" for information regarding indemnification of the Underwriters and other matters.

(2) Before deducting expenses payable by the Company, estimated at $600,000.

(3) Influence has granted to the Underwriters a 30-day option to purchase up to 375,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will
    be $           , $           and $           , respectively. See
    "Underwriting."

     The shares of Common Stock offered by this Prospectus are offered by the several Underwriters named herein, subject to receipt and acceptance by them, and subject to their right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the office of Montgomery Securities on or about
  , 1997.

                            ------------------------

MONTGOMERY SECURITIES
                         ROBERTSON, STEPHENS & COMPANY
                                                                  UBS SECURITIES

                                             , 1997.

                     INFLUENCE PRODUCT DEVELOPMENT OVERVIEW

                                                                                         PROPOSED REGULATORY PATH
                   PRODUCT/DESCRIPTION                           PRODUCT STATUS(1)             OR STATUS(2)
----------------------------------------------------------    -----------------------   ---------------------------
[Each product description is preceded by an illustration of such product.]
INCONTINENCE THERAPEUTIC AND DIAGNOSTIC DEVICES
IN-TAC
  A minimally invasive, reusable surgical system for          Launched in U.S.,         510(k) cleared February
  performing bladder neck fixation and sling procedure        Europe and Asia 2Q97      1997; CE Mark pending
  surgery in women with stress incontinence.
IN-FAST
  A minimally invasive, disposable surgical system for        Launch expected           510(k) cleared April 1997;
  performing bladder neck fixation and sling procedure        worldwide in 4Q97         CE Mark pending
  surgery in women with stress incontinence.
STRAIGHT-IN
  A disposable surgical tool for open or laparoscopic         Ongoing international     510(k) submitted July 1997
  bladder neck fixation, sling procedure and vaginal vault    pilot trial
  prolapse surgery.
IN-FLOW
  A temporary intraurethral valved catheter containing an     Ongoing U.S. IDE trial;   PMA path; CE Mark approved
  intraluminal pump assembly operated by a remote-control     Launched in Europe and    March 1997
  activator for women with atonic bladder (overflow           Asia 2Q97
  incontinence).
IN-SURE
  A temporary intraurethral valved catheter that functions    Ongoing international     PMA path
  as a remote-controlled artificial sphincter for women       pilot trial
  with stress incontinence.
IN-BIO
  A wireless pelvic floor training and biofeedback            Ongoing international     510(k) path
  transmitter to measure intra-abdominal pressure and         pilot trial
  perineal muscle contractions.
IN-PROBE
  A urodynamics and pressure recording system to record       Ongoing international     510(k) path
  urethral hypermobility, uroflowmetry (urine flow,           pilot trial
  pattern and volume) and leak point pressure.
IN-TELE
  A wireless disposable transmitter that is inserted into     Preclinical               510(k) path
  the bladder to transmit bladder pressure to a
  belt-mounted receiver.
IN-FLOW-M
  A modified version of the In-Flow remote-controlled         Preclinical               PMA path
  intraurethral catheter for men with atonic bladder
  (overflow incontinence).
IN-SURE-M
  A modified version of the In-Sure remote-controlled         Preclinical               PMA path
  intraurethral catheter for men with stress incontinence
  or post-surgical urinary retention.
IN-CUFF
  A permanent, implantable, remote-controlled, artificial     Preclinical               PMA path
  dynamic sphincter.
OBSTRUCTIVE SLEEP APNEA AND SNORING THERAPEUTIC DEVICE
SLEEP-IN
  A minimally invasive, disposable surgical system for        Ongoing international     510(k) submitted June 1997
  treatment of obstructive sleep apnea and snoring.           pilot trial

---------------
(1) "Ongoing international pilot trial" means such product is currently undergoing uncontrolled clinical trials in Europe and Israel. "Preclinical" means the Company is in the process of refining product development and design prior to initiation of any clinical trials.

(2) "510(k) path" indicates those products which the Company believes will require a 510(k) clearance from the FDA prior to marketing in the U.S. "PMA path" indicates those products which the Company believes will require a PMA approval prior to marketing in the U.S. "CE Mark pending" means that a CE Mark inspection of the Israeli manufacturing facility has taken place for those products and the Company is waiting for a response.

     Influence is in the development stage and most of its products are currently under development. Many of the Company's proposed products discussed herein have not been approved or cleared by the FDA, and there can be no assurance that such proposed products will receive such approval or clearance on a timely basis, or at all. See "Risk Factors -- No Assurance of Regulatory Approvals; Potential Delays."

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SHARES, INCLUDING PURCHASES OF THE SHARES TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE SHARES TO COVER SOME OR ALL OF A SHORT POSITION IN THE SHARES MAINTAINED BY THE UNDERWRITER AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     [The two fold-out pages contain two separate flowcharts, one for female patients with urinary problems and one for male patients with urinary problems. Each flowchart outlines the steps a physician would take in diagnosing and treating female and male incontinence, respectively. The flowcharts also depict which steps might incorporate the Company's proposed diagnostic and treatment products, including In-Probe, In-Tele, In-Bio, In-Tac, In-Fast, Straight-In, In-Sure, In-Flow, In-Sure-M, In-Flow-M and In-Cuff.]

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The Company is in the development stage and many of its products are currently under development. The following discussion necessarily contains certain forward-looking statements which reflect the Company's plans, estimates and beliefs. The Company's actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed elsewhere in this Prospectus, particularly in "Risk Factors."

                                  THE COMPANY

     Influence is engaged primarily in the design, development and commercialization of a disease management system of products for the diagnosis and treatment of urinary incontinence in both women and men. The Company's products and proposed products include diagnostic tools, remote-controlled intraurethral valved catheter systems and proprietary surgical tools and equipment for performing minimally invasive surgery. These products are designed to address the inadequacies of current diagnostic and treatment options and to offer cost-effective solutions to improve clinical outcomes and enhance quality of life.

     To date, in the field of incontinence the Company has received 510(k) clearance from the U.S. Food and Drug Administration ("FDA") for two of its products, In-Tac and In-Fast, both designed to enable minimally invasive bladder neck surgery for the treatment of certain types of urinary incontinence in women. The Company has also received a CE Mark to distribute In-Flow in Europe and has received marketing clearance for In-Flow in Canada. In addition to In-Tac, In-Fast and In-Flow, a total of eight additional products addressing both female and male incontinence are in various stages of development.

     Urinary incontinence, the involuntary leakage of urine, is a significant health problem afflicting approximately ten million women and three million men in the U.S. It is estimated that 50% of the 1.5 million nursing home residents suffer from incontinence. The U.S. Department of Health and Human Services Agency for Health Care Policy and Research estimated in 1996 that costs associated with the management and treatment of urinary incontinence in the U.S. exceed $16 billion annually, including over $5 billion related to patients in nursing homes. Incontinence may be caused by a wide range of factors, including childbirth, menopause, surgery, obesity, drugs and neurological damage. Persons suffering from urinary incontinence experience a variety of physical and psychological problems including urinary tract infections, rashes, pressure sores, embarrassment, decreased sexual activity, depression and loss of productive activity.

     The FDA-cleared In-Tac surgical system incorporates the Company's proprietary bone anchors and reusable U-shaped anchor insertion device. The FDA-cleared In-Fast surgical system incorporates bone screws and the Company's proprietary disposable battery-operated U-shaped insertion device. Both the In-Tac and In-Fast surgical systems enable incisionless, minimally invasive transvaginal bladder neck fixation and bladder neck sling procedures. Bladder neck fixations are performed primarily to relieve severe stress incontinence that is caused by prolapse (descent) of the urethra and bladder neck, and bladder neck sling procedures are performed primarily to relieve severe incontinence that is caused by either prolapse (descent) of the urethra and bladder neck or by bladder sphincter abnormalities known as intrinsic sphincter deficiency. Approximately 120,000 bladder neck surgeries were performed in 1993 in the U.S. using methods which typically require abdominal or vaginal incisions and general anesthesia. In contrast, the In-Tac and In-Fast procedures require no abdominal or vaginal incisions, which introduces less trauma to the patient, shortens the post-operative recovery period, reduces the need for hospitalization and can be performed using local anesthesia. The Company is also developing the Straight-In surgical system which uses technology similar to In-Fast and is intended for physicians who continue to prefer open or laparoscopic surgical procedures for bladder neck fixation and sling procedures, as well as for the repair of vaginal vault prolapse. The Company submitted to the FDA a 510(k) premarket notification ("510(k) Notification") for Straight-In in July 1997.

     The Company is also developing a non-surgical, remote-controlled, intraurethral valved catheter, In-Flow, which incorporates an intraluminal pump that can actively void a patient's bladder. In-Flow is intended to offer a convenient alternative to continuous Foley catheterization and intermittent self-catheterization for patients with overflow incontinence associated with atonic bladder. In-Flow includes a disposable silicone catheter that is intended to be inserted by a health care provider into a woman's urethra and replaced approximately once per month. The Company is also developing a variation of this product, In-Sure, for the treatment of stress incontinence. In-Sure incorporates a proprietary valve system that is opened and closed with a remote control activator. In-Sure is intended to offer a non-surgical alternative for the treatment of stress incontinence that is easy and convenient for the patient to use. The FDA has determined that approval of the In-Flow device will require a PMA submission in the U.S. The FDA has approved an Investigational Device Exemption ("IDE") for this device and a clinical IDE study commenced in June 1997. The FDA has indicated in correspondence with the Company that the future PMA submission will receive expedited review, provided that the conditions for granting expedited status remain valid. Additionally, the Company has received marketing clearance in Europe and Canada for In-Flow.

     The Company is also developing a number of complementary diagnostic and therapeutic products to manage incontinence. In-Probe is an inexpensive diagnostic system being designed to identify quantitatively the specific cause of incontinence and assist the physician in choosing an appropriate course of treatment. The Company believes its In-Tele device, a small wireless disposable transmitter inserted into the bladder, will enable more accurate diagnosis of urge incontinence and may reduce the incidence of unnecessary surgeries. In-Bio is a portable wireless biofeedback device which is being designed to increase the effectiveness of pelvic floor training exercises by providing a convenient method of feedback to patients outside of a physician's office. The Company is also developing In-Flow-M and In-Sure-M, male versions of In-Flow and In-Sure, and is developing In-Cuff, a permanent, implantable, remote-controlled, artificial sphincter for the treatment of incontinence in men.

     Influence also is seeking to leverage its core technologies to address additional markets outside the field of urinary incontinence. The Company has initially targeted the treatment of obstructive sleep apnea ("OSA") and snoring. OSA is a breathing disorder caused by upper airway obstruction during sleep which is frequently associated with a prolapse of the tongue base. The Company's product under development, Sleep-In, is a surgical system which incorporates bone screws and the Company's proprietary suture passer and disposable battery-operated insertion device. Sleep-In is a procedure designed to provide support to the tongue and reduce the likelihood of obstruction. The National Commission on Sleep Disorder Research reported in 1994 that approximately 20 million people in the U.S. have symptoms consistent with some degree of OSA. Additionally, the incidence of snoring, which may be confused with and should be differentiated from OSA, is seen in approximately 24% of men and 14% of women. The Company filed a 510(k) Notification in June 1997 for the Sleep-In surgical system.

                            ------------------------

     Except as otherwise indicated, references to "Influence" or the "Company" are to Influence, Inc. together with its wholly owned subsidiaries. Except as set forth in the Consolidated Financial Statements or as otherwise indicated, all information in this Prospectus assumes (i) the conversion of all outstanding shares of Series A Convertible Preferred Stock into Common Stock which will become effective prior to the closing of the Offering and (ii) no exercise of the Underwriters' over-allotment option. See "Description of Capital Stock" and "Underwriting."

     Influence(TM), In-Tac(TM), In-Fast(TM), Straight-In(TM), In-Sure(TM), In-Flow(TM), In-Probe(TM), In-Tele(TM), In-Bio(TM), In-Sure-M(TM), In-Flow-M(TM), In-Cuff(TM) and Sleep-In(TM) are trademarks of the Company. Any other trademark appearing in this Prospectus is the property of the holder of such trademark.

                                  THE OFFERING

Common Stock offered by the Company.....      2,500,000 Shares

Common Stock outstanding after the
Offering(1).............................     10,209,277 Shares

Use of Proceeds.........................     Expansion of sales and marketing
                                             activities; research, product
                                             development, clinical trials and
                                             obtaining regulatory approvals;
                                             capital expenditures and working
                                             capital and other general corporate
                                             purposes.

Proposed Nasdaq National Market
symbol..................................     INFL

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                       PERIOD FROM
                                                        INCEPTION
                                                       NOVEMBER 9,
                                                           1994        YEAR ENDED DECEMBER 31,    SIX MONTHS ENDED JUNE 30,
                                                            TO
                                                       DECEMBER 31,   -------------------------   -------------------------
                                                           1994          1995          1996          1996          1997
                                                       ------------   -----------   -----------   -----------   -----------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales............................................   $       --    $        --   $        --   $        --   $   153,504
Cost of goods sold...................................           --             --            --            --       767,671
                                                         ---------    -----------   -----------   -----------    ----------
        Gross margin.................................           --             --            --            --      (614,167)
Operating expenses:
  Research and development...........................      300,000      1,250,196     3,219,207       985,340     1,249,883
  Sales and marketing................................           --             --       667,156       232,341     1,896,394
  General and administrative.........................           --        459,271     1,768,557       250,480       669,122
                                                         ---------    -----------   -----------   -----------    ----------
        Total operating expenses.....................      300,000      1,709,467     5,654,920     1,468,161     3,815,399
                                                         ---------    -----------   -----------   -----------    ----------
Operating loss.......................................     (300,000)    (1,709,467)   (5,654,920)   (1,468,161)   (4,429,566)
Interest income (expense), net.......................           --         11,971      (117,758)        3,530      (405,046)
                                                         ---------    -----------   -----------   -----------    ----------
Net loss.............................................   $ (300,000)   $(1,697,496)  $(5,772,678)  $(1,464,631)  $(4,834,612)
                                                         =========    ===========   ===========   ===========    ==========
Pro forma net loss per share(2)......................                               $     (0.78)                $     (0.65)
                                                                                    ===========                  ==========
Shares used in computing pro forma net loss per
  share(2)...........................................                                 7,442,460                   7,488,217
                                                                                    ===========                  ==========

                                                                                              JUNE 30, 1997
                                                                                     --------------------------------
                                                                                        ACTUAL        AS ADJUSTED(3)
                                                                                     ------------     ---------------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments..................................  $ 11,952,713      $  39,252,713
Working capital....................................................................    11,830,694         39,130,694
Total assets.......................................................................    13,979,864         41,279,864
Deficit accumulated during the development stage...................................   (12,604,786)       (12,604,786)
Stockholders' equity...............................................................    12,734,587         40,034,587

---------------
(1) Excludes (i) 1,022,346 shares issuable upon exercise of options outstanding under the Company's 1995 Stock Option Plan (the "1995 Stock Option Plan") at a weighted average exercise price of $6.10 per share, and (ii) 436,254 shares reserved for future issuances of stock options, in each case as of the date of this Prospectus.

(2) See Note 2 of Notes to Consolidated Financial Statements for information concerning computation of the per share data.

(3) Adjusted to give effect to the sale of the Shares offered by the Company hereby, assuming an initial public offering price of $12.00 per Share (the midpoint of the estimated initial public offering price range) after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. See "Use of Proceeds."

                                  RISK FACTORS

     The Company is in the development stage and many of its products are currently under development. Therefore, this Prospectus necessarily contains certain forward-looking statements, which reflect the Company's plans, estimates and beliefs. The Company's actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include the risk factors set forth below and elsewhere in this Prospectus.

DEVELOPMENT STAGE COMPANY; HISTORY OF LOSSES

     The Company is in a development stage and has not conducted any significant commercial operations to date. Since inception, the Company has derived minimal revenues from product sales, and has accumulated a deficit during the development stage through June 30, 1997 of $12.6 million mainly related to research and development expenditures and expenses in connection with seeking regulatory clearances and approvals and initial sales and marketing activities. The Company expects its operating losses to increase over the foreseeable future and there can be no assurance that the Company will be profitable in the future. In addition, the Company expects that its operating results could fluctuate significantly from quarter to quarter. Potential investors should be aware of the problems, delays, expenses and difficulties encountered by an enterprise in the Company's stage of development, any of which independently or in combination could cause such losses or quarterly fluctuations in operating results, and many of which may be beyond the Company's control. These include the completion of development of the Company's products, progress and costs of clinical trials, the timing and costs of various U.S. and foreign regulatory filings, the timing and receipt or denial of various U.S. and foreign governmental clearances or approvals, the costs involved in preparing, filing, presenting, maintaining and enforcing patent claims, the timing and costs of product introduction, the timing and extent to which the Company's products gain market acceptance, production capacity constraints, the costs of developing marketing and distribution capabilities, the timing of orders, the availability of third-party reimbursement at acceptable levels and the technological advances of competitors. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

RISKS RELATING TO PRODUCTS UNDER DEVELOPMENT

     Most of the Company's products are still under development. Such products will require further significant research, development, testing and regulatory approvals or clearances prior to commercialization. The Company has only performed a limited number of preclinical or clinical studies on certain of its products under development, including In-Probe, In-Tele, In-Bio, In-Sure, Straight-In, Sleep-In, In-Sure-M, In-Flow-M and In-Cuff. The number of patients treated with In-Tac, In-Fast and In-Flow is small. Accordingly, there can be no assurance that further experience or pilot or clinical studies will not demonstrate some deficiency in the design or efficacy of these products that the Company is unable to overcome. No assurance can be given that any of the Company's products or proposed products will prove to be safe and efficacious, receive or retain requisite regulatory clearances or approvals, demonstrate substantial therapeutic benefit, be commercialized on a timely basis, if at all, experience no design or manufacturing problems or be accepted by the marketplace. The failure of the Company to achieve any one or more of these objectives could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- The Influence Incontinence Management System" and "Business -- The Influence OSA and Snoring Therapeutic Device."

NO ASSURANCE OF REGULATORY APPROVALS; POTENTIAL DELAYS

     The medical devices to be marketed and manufactured by the Company are subject to extensive regulation by the FDA and, in some instances, by foreign and state governments. Pursuant to the Federal Food, Drug, and Cosmetic Act, as amended, and the regulations promulgated thereunder (the "FDC Act"), the FDA regulates the clinical testing, manufacture, labeling, sale, distribution and promotion of medical devices. A 510(k) Notification generally requires supporting data, which may include clinical data. The process of obtaining premarket approval ("PMA") is much more costly, lengthy and uncertain than a 510(k) Notification, because a PMA application requires extensive clinical data and other supporting information.

When clinical data are required, there can be no assurance that any clinical study proposed by the Company will be approved by the FDA, will be completed, or, if completed, will provide data and information that will support clearance or approval. There can be no assurance that 510(k) clearance or PMA approval will ever be obtained or retained. Moreover, regulatory clearances or approvals, if granted, may include significant limitations on the indicated uses for which a product may be legally marketed in the United States.

     The regulatory approval process often takes a number of years and requires the expenditure of substantial resources. There can be no assurance that proposed products that may be developed by the Company will be able to satisfy the current or future requirements and regulations of the FDA or comparable foreign agencies. There can be no assurance that the Company's proposed products will not experience unanticipated delays in receiving FDA clearance or approval or that such products will ever obtain the regulatory clearance or approval required for marketing. In addition, there can be no assurance that government regulations applicable to the Company's products or the interpretation of those regulations will not change, and thereby prevent the Company from temporarily or permanently marketing some or all of its products. Any such unanticipated delays or lack of approval could have a material adverse effect on the Company's business, financial condition and results of operations.

     In August 1996, the Company received FDA clearance of a 510(k) Notification for the In-Tac surgical system for use in bladder neck fixation. The Company submitted an additional 510(k) Notification for the In-Tac surgical system for use in bladder neck sling procedures in December 1996 and the Company received FDA clearance for this use of the device in February 1997. In January 1997, the Company submitted a 510(k) Notification for the In-Fast surgical system for use in bladder neck fixation and sling procedures, which submission received FDA clearance in April 1997.

     In June 1997, the Company submitted a 510(k) Notification for the Sleep-In surgical device for the treatment of OSA and snoring. In July 1997, the Company submitted a 510(k) Notification for the Straight-In surgical tool for open or laparoscopic bladder neck fixation, sling procedure and vaginal vault prolapse surgery. In July 1997, the Company also submitted a 510(k) Notification for material to be used in sling procedures for the treatment of urinary stress incontinence. There can be no assurance that the FDA will not require the submission of substantial clinical data to support these 510(k) Notifications, that 510(k) clearances can be obtained in a timely manner, if at all, or that the FDA will not require the submission of a PMA application for any or all of these devices.

     The FDA has determined that approval of the In-Flow device will require a PMA submission. The FDA has approved an IDE for this device and a clinical IDE study commenced in June 1997. The FDA has indicated in correspondence with the Company that the future PMA submission will receive expedited review. However, once a PMA application is submitted for In-Flow, there can be no assurance that the FDA's condition for granting expedited status will remain valid, that the FDA will review a future PMA on an expedited basis, or that PMA approval of In-Flow could be obtained in a timely manner, if at all. The clinical data obtained for In-Flow will be required to support the safety and effectiveness of the device. Failure of any clinical data obtained for the device to support the safety and effectiveness of the device could result in a delay or non-approval of the future PMA submission and could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company intends to submit 510(k) Notifications in the future for its In-Tele, In-Probe and In-Bio devices under development. The Company also intends to submit a PMA application for the In-Sure device. Additionally, the Company intends to submit PMA applications for its In-Sure-M, In-Flow-M, and In-Cuff products under development. However, there can be no assurance that the FDA will not require the submission of PMA applications for any or all of these devices, or that 510(k) clearance or PMA approval could be obtained in a timely manner, if at all.

     Any devices manufactured or distributed by the Company pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA and certain state agencies. Manufacturers of medical devices for marketing in the United States are required to adhere to the FDA's quality system regulation ("QSReg.") which imposes certain procedural and documentation requirements with respect to device design, development, manufacturing and quality assurance activities. Manufacturers must also comply with Medical Device Reporting ("MDR") requirements that a firm report to the FDA any incident in which its product may have caused or contributed to a death or serious injury, or in which its product malfunctioned and, if the malfunction were to recur, it would be likely to cause or contribute to death or serious injury. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. Current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses.

     The Company is subject to routine inspection by the FDA for compliance with the QSReg., MDR requirements, and other applicable regulations. To date, the Company's facilities have not been inspected by the FDA for compliance with the QSReg. Although the Company's facilities and manufacturing procedures are designed to comply with QSReg. requirements, there can be no assurance that the FDA would find them in compliance with all relevant aspects of the QSReg. Noncompliance with applicable requirements, including QSReg., can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing approvals or clearances and criminal prosecution.

     International sales are subject to foreign government regulation, the requirements of which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ. The Company also has sought ISO 9001 and ISO 9002 registration, international manufacturing and design quality standards, and the CE Mark for its proposed products. The CE Mark is recognized by countries that are members of the European Union and the European Free Trade Association and, effective in 1998, will be required to be affixed to all medical devices sold in the European Union. The Company received ISO 9002 certification and CE Mark approval for In-Flow in March 1997. In August 1997, the Company received clearance to market In-Flow in Canada. The Company's manufacturing facilities underwent inspection in July 1997 for ISO 9001 registration and such facilities also underwent inspection in July 1997 for CE Mark approval for In-Fast and In-Tac. No assurance can be given that the Company will obtain additional CE Mark approvals for any of its proposed products or satisfy ISO 9001 standards, or that any product which the Company may develop or intend to commercialize will obtain the CE Mark, or will be able to obtain any other required international regulatory clearance or approval on a timely basis, or at all. In the fourth quarter of 1997, the Company plans to relocate its manufacturing operations in Israel to a new facility. No assurance can be given that the new facility will receive the same certifications received by the current facility or that it will receive any certifications at all. The loss of any such certifications or the denial of any certifications to the new facility could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Government Regulation."

UNCERTAIN MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS

     The Company's future growth and profitability will depend, in large part, on the acceptance by the medical community of the Company's proposed products, assuming products currently under development receive regulatory clearance or approval. This acceptance will be substantially dependent on educating the medical community as to the distinctive characteristics, perceived benefits and clinical efficacy of the proposed products versus competitive products and the need to train certain physicians in the proper application of the Company's products. The Company believes that recommendations by urologists, gynecologists, urogynecologists and otolaryngologists will be essential for market acceptance of the Company's proposed products, and there can be no assurance that any such recommendations will be obtained. In addition, physician utilization will be dependent on the perceived utility demonstrated through the Company's clinical trials and no assurance can be given that additional data will not be required, which would delay or preclude market acceptance. New reimbursement codes may be needed for certain of the Company's products, and the inability of the Company to obtain such codes in a timely manner, if at all, could affect market acceptance of such products. Furthermore, there can be no assurance that the Company's products will be accepted by patients. For example, of the approximately 209 patients treated to date with the In-Flow catheter, approximately 50% of patients discontinued use within one week of starting treatment due to discomfort or previously undetected symptoms of urge incontinence, for which use of In-Flow is not indicated. After one week of use, as the discomfort of a foreign body in the urethra appears to dissipate in many patients, the drop-out rate appears to be significantly less than during the first week of use. In addition, there can be no assurance that patients will not develop adverse health effects while using the Company's products. Any such adverse health effects, or the perception that such products could cause any such adverse health effects, would have a material adverse effect on market acceptance of such products. Finally, the Company has not yet determined final pricing of its approved or its proposed products, and the Company's pricing policies could adversely impact market acceptance of such products as compared to competing products and treatments. Any of the foregoing factors, or other factors, could limit or detract from market acceptance of the proposed products. Insufficient market acceptance of any of the Company's products could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Marketing and Sales."

LIMITED MANUFACTURING EXPERIENCE

     The Company has limited experience in manufacturing commercial quantities of its products. The Company has not manufactured any of its products in quantities that will be necessary for the achievement of significant product sales or profitability. In order to successfully commercialize its products or proposed products, the Company will have to increase the number of units it can produce, reduce per-unit manufacturing costs and achieve or maintain the extremely high quality standards required for such products. In order to manufacture in commercial quantities on the foregoing basis, the Company will be required either to enhance significantly its existing capabilities and equipment and recruit and retain a sufficient number of skilled manufacturing personnel, or to enter into arrangements with third parties to manufacture its proposed products. The Company's current manufacturing facility in Israel is capable only of limited manufacturing of its proposed products for use in clinical trials and production of certain products in commercial quantities. In the fourth quarter of 1997, the Company plans to relocate its Israeli operations to a larger facility. The expansion of the Company's operations and integration into a new facility may result in inefficiencies and delays. Prior to commencing manufacturing of any products for commercial use in the United States, the Company's facility will be required to comply with QSReg. requirements. There can be no assurance that the Company will be able to establish manufacturing capability, successfully make the transition to commercial manufacturing or manufacture its products cost-effectively, or at all, or that the Company will satisfy QSReg. requirements. Failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

     During the first half of 1997, the Company experienced, and may continue to experience, a shortage of In-Tac inserters due to production capacity constraints. The Company is in the process of converting its subcontractor component manufacturers from small-quantity machine shop production of In-Tac components to an automated injection molded process capable of producing larger quantities more efficiently, although there can be no assurance that such transition will occur without further delay or that the Company will not experience problems in the conversion to production in larger quantities. In addition, clinical experience with certain of the Company's products has necessitated certain design adjustments, which have caused delays in the manufacturing process. Further design adjustments of existing or proposed products would increase manufacturing costs and could further delay commercial introduction of such products, which could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Manufacturing."

INTENSE COMPETITION AND RISKS ASSOCIATED WITH RAPID TECHNOLOGICAL CHANGE

     The Company is engaged in rapidly evolving and highly competitive fields. Competition from medical device manufacturers, pharmaceutical companies and other competitors is intense and is expected to increase. Many of these companies have substantially greater capital resources, research and development staffs, facilities and experience in obtaining regulatory clearances or approvals as well as in the manufacturing, marketing and distribution of products than the Company. Academic institutions, hospitals, governmental agencies and other public and private research organizations also conduct research and seek patent protection and may develop competing products or technologies on their own or through joint ventures. In addition, recently developed technologies or technologies that may be developed in the future are, or may be, the basis for competitive products. The Company's products could be rendered obsolete or uneconomical by technological advances by one or more of the Company's competitors or by other therapies such as drugs to treat conditions addressed by the Company's products. The Company's business, financial condition and results of operations will depend upon whether the Company can compete effectively with other developers of such medical devices and therapies.

     In addition, many of the Company's competitors have greater experience than the Company in conducting preclinical and clinical trials and obtaining FDA and other regulatory approvals or clearances. Accordingly, the Company's competitors may succeed in obtaining FDA or other regulatory approvals or clearances for products more rapidly than the Company. Companies that complete clinical trials, obtain required regulatory agency clearances or approvals and commence commercial sale of their products before their competitors may achieve a significant competitive advantage, including certain patent and marketing exclusivity rights that would delay the Company's ability to market certain products. There can be no assurance that products resulting from the Company's research and development efforts will be able to compete successfully with competitors' existing products or products under development or that they will obtain regulatory clearance or approval in the United States or elsewhere. See "Business -- Competition."

UNCERTAINTY RELATING TO THIRD-PARTY REIMBURSEMENT

     In the United States, hospitals, physicians and other health care providers that purchase medical devices generally rely on third-party payors, such as private health insurance plans, health maintenance organizations, preferred provider organizations, as well as government-sponsored programs, such as Medicare and Medicaid, to reimburse all or part of the costs associated with the treatment of patients. Medicare and many other third-party payors do not reimburse for procedures deemed "experimental." However, effective November 1, 1995, Medicare began allowing local carriers the discretion to cover certain devices with an approved IDE during clinical trials. The Company has received an approved IDE for In-Flow. It is uncertain whether Medicare carriers will reimburse for In-Flow and, if so, at what price. The failure to cover early use of a procedure deters usage, delaying acceptance even longer. Furthermore, there can be no assurance, even for products that are cleared or approved by the FDA for new clinical applications, that any reimbursement will be available for such procedures. A key component in the reimbursement decision by the United States Health Care Financing Administration ("HCFA"), which administers Medicare, as well as state Medicaid agencies and most private insurers is the assignment of a Current Procedural Terminology ("CPT") code which is used in the submission of claims to insurers for reimbursement of medical services. CPT codes are assigned, maintained and revised by the CPT editorial board administered by the American Medical Association. To date, the Company has launched only In-Tac in the United States, and procedures using this product have received reimbursement under existing CPT codes. There can be no assurance that such reimbursement will continue and, if so, at what level. The Company intends to petition the CPT editorial board for codes for its proposed products. In addition, the Company will have to petition HCFA for supply codes for some of the Company's products. There can be no assurance that the Company will succeed in securing recognition by the CPT editorial board or HCFA of specific codes for its proposed products and for services associated with such products, or that the Company will obtain such codes in a timely manner. Failure to secure or retain recognition by the CPT editorial board or HCFA could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, third-party payors are routinely limiting reimbursement coverage for medical devices and in many instances are exerting significant pressure on medical suppliers to lower their prices. The Company could also be adversely affected by changes in reimbursement policies of government or private health care payors, particularly to the extent that any such changes affect reimbursement for therapeutic or diagnostic procedures in which the Company's products are used. For example, effective January 1, 1999, HCFA will reimburse hospital outpatient departments for services and supplies based on a prospective payment system, which means that outpatient departments will be paid a flat fee for a procedure regardless of the cost of a supply or device associated with a procedure. Hospital inpatient procedures currently are reimbursed under such a system. Failure by physicians, hospitals and other users of the Company's products to obtain sufficient reimbursement from health care payors for procedures in which the Company's products are used, or adverse changes in government and private third-party payors' policies toward reimbursement for such procedures, could have a material adverse effect on the Company's business, financial condition and results of operations.

     Market acceptance of the Company's products in international markets may be dependent in part upon the availability of reimbursement within prevailing health care payment systems. Reimbursement and health care payment systems in international markets vary significantly by country, and include both government-sponsored and private health care insurance. Although the Company will seek international reimbursement approvals, obtaining such approvals can require 12 to 18 months or longer and there can be no assurance that any such approvals will be obtained in a timely manner, if at all. In addition, certain countries may require additional clinical trials to be conducted which can be costly and time consuming and could delay or prevent the Company from obtaining reimbursement. Failure to receive additional international reimbursement approvals could have a material adverse effect on market acceptance of the Company's products in the international markets in which the Company is seeking approvals and could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Third-Party Reimbursement."

LIMITED MARKETING AND SALES CAPABILITY

     The Company has limited experience marketing and selling products. The Company has begun to establish a marketing and sales organization but has to date not hired an executive responsible for coordinating worldwide marketing and sales. Such function is currently performed by the President and Chief Executive Officer, together with two regional directors of marketing. Establishing marketing and sales capability sufficient to support sales in commercial quantities will require significant resources, and there can be no assurance that the Company will be able to recruit and retain qualified marketing personnel, direct sales personnel or contract sales representatives or that future sales efforts of the Company will be successful. Furthermore, due to the innovative nature of the Company's proposed products and limited market awareness, the Company anticipates that the marketing and sales process may be lengthy, entailing the education of physicians in the proper use and advantages of the Company's proposed products. In addition, the Company began marketing its proposed products outside the United States through a direct sales force in Germany and the United Kingdom, as well as through distributors. To date, the Company has entered into distributor agreements in approximately 25 countries and there can be no assurance that such distributors will prove successful or that the Company will be able to engage qualified distributors in other markets in a timely manner, if at all. With respect to Sleep-In, the proposed product to treat OSA and snoring, the Company has not yet determined whether the Company will develop a separate otolaryngological ("ENT") division to launch and conduct marketing and sales of the Sleep-In device, or whether such technology will be licensed to or marketed by a third party. If the Company decides to market and sell its ENT products on its own, it will have to either develop its own marketing and sales capability for this industry or else enter into distributorship agreements both in the U.S. and abroad. While the Company is committed to establishing effective distribution channels for its products, there can be no assurance that the Company will be successful in doing so. The failure to establish and maintain effective distribution channels for the Company's products, or to retain qualified sales personnel to support commercial sales of the Company's products, would have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Marketing and Sales."

DEPENDENCE ON PATENTS, LICENSES AND PROPRIETARY TECHNOLOGY

     The Company is dependent upon its proprietary technology and seeks to protect such technology through a combination of patents and confidentiality agreements. The Company has an exclusive worldwide license to one issued U.S. patent, one pending U.S. patent application, six issued foreign patents and two pending foreign patent applications, which cover certain technology related to the In-Tac system, including the inserter device, the bone anchors with sutures and a method of transvaginal bladder neck suspension surgery using an anchor and suture inserted into the pubic bone. In addition, as of June 30, 1997, the Company had seven pending U.S. patent applications, four pending Patent Cooperation Treaty ("PCT") patent applications, three pending European Patent Office applications and 19 foreign (national phase) patent applications pending relating to the Company's technology underlying its products. The Company also has one issued U.S. patent for technology unrelated to any of its products or currently proposed products. There can be no assurance that any patents will issue from such patent applications, that any claims obtained will provide adequate protection for the Company's products, or that such issued patents will be enforceable. In addition, methods of treating humans are generally not patentable outside of the U.S., nor are claims directed to such methods currently enforceable in the U.S. against medical practitioners or related health care entities if the patents were issued after September 30, 1996. No assurance can be given that the technologies used by the Company do not infringe upon the proprietary rights of others. The Company could incur substantial costs in seeking enforcement of its patents against infringement or unauthorized use by others or in defending itself against patent infringement claims by others.

     The medical device industry has been characterized by extensive litigation over patents and other intellectual property rights, and companies in the industry have employed intellectual property litigation to gain a competitive advantage. There can be no assurance that the Company will not in the future become involved in patent infringement claims and litigation, interference proceedings commenced in the United States Patent and Trademark Office ("USPTO") by an examiner or by a third party to determine the priority of inventions, reexamination proceedings in the U.S. or opposition proceedings in a foreign country. The defense and prosecution of intellectual property suits, interference proceedings, reexamination proceedings, foreign opposition proceedings and related legal and administrative proceedings are both costly and time consuming. Litigation may be necessary to enforce or defend patents issued to the Company, to protect the Company's trade secrets or know-how or to determine the enforceability, scope and validity of the proprietary rights of others. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States.

     Any litigation, interference, reexamination or opposition proceedings involving the Company will result in substantial expense to the Company and significant diversion of effort by the Company's technical and management personnel. An adverse determination in litigation, interference, reexamination or opposition proceedings to which the Company may become a party could subject the Company to significant liabilities to third parties or require the Company to seek licenses from third parties. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, there can be no assurance that necessary licenses would be available to the Company on satisfactory terms, if at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling its products, which would have a material adverse effect on the Company's business, financial condition and results of operations. The Company has been notified by a third party that it has filed a PCT patent application directed to methods of and an apparatus for treating urinary incontinence by bladder neck suspension through the use of an anchor and suture inserted into bone and a procedure using an anchor with or without sutures. The Company subsequently became aware of a U.S. patent issued to such third party. The Company has conducted a review of the third party's relevant issued U.S. patents and concluded that neither the Company's In-Tac device nor its use infringes any valid claim of the patent. One of the third party's U.S. patents in question contains claims related to a medical activity and such claims issued after September 30, 1996. In accordance with a change in U.S. patent law which became effective on September 30, 1996, such claims are currently unenforceable against medical practitioners or related health care entities. To date, however, there have been no judicial decisions interpreting this section, and there can be no assurance that such patent will not become enforceable retroactively by act of Congress or judicial decision. The Company has determined that its products do not infringe the third party's apparatus and article of manufacture claims. There can be no assurance, however, that U.S. or other patents will not issue in the future in the name of this particular third party or another party containing claims which would constrain the Company's ability to manufacture and sell its products or prevent customers of the Company from practicing the method of bladder neck suspension contemplated by use of the Company's In-Tac, In-Fast or Straight-In surgical systems. Another entity has brought to the Company's attention the existence of a Spanish patent having related European country equivalents and concerning a staple inserter useful for bladder neck suspensions. The Company has conducted an investigation of the likely scope of this third party's patents in Europe and determined that no patent infringement liability would exist based upon the Company's sales and distribution of its In-Tac, In-Fast or Straight-In surgical systems and related anchors or screws.

     The Company is also aware of a number of U.S. patents of third parties related to intraurethral valved catheters for the treatment of incontinence. The Company believes that Influence's proposed devices will not infringe any valid claims of those patents. The Company has been notified by a third party that its intraurethral valved catheter may infringe the claims of an issued U.S. patent. The Company has reviewed the patent, related documents and the prior art and concluded that no valid claim is infringed. There can be no assurance that a suit for patent infringement will not be filed by any of the patent owners or licensees in the future, that the Company will prevail in any suit for patent infringement, or that the Company will not be required to take a license under unfavorable terms or be enjoined from manufacturing and selling its intraurethral valved catheter incontinence devices.

     In addition to patents, the Company relies on trade secrets and proprietary know-how, which it seeks to protect, in part, through confidentiality, employment and proprietary information agreements. These agreements generally provide that all confidential information developed or made known to the individual by the Company during the course of the individual's relationship with the Company is to be kept confidential and not disclosed to third parties, except in specific circumstances. The agreements also generally provide that all inventions conceived by the individual in the course of rendering services to the Company shall be the exclusive property of the Company. There can be no assurance that proprietary information, employment or confidentiality agreements with employees, consultants and others will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to or independently developed by competitors. See "Business -- Patents, Licenses and Proprietary Technology."

DEPENDENCE ON SOLE-SOURCE SUPPLIER

     The Company may be dependent on sole-source suppliers to supply manufactured components of certain of its products, including the coated Dacron(R) material for bladder neck sling procedures performed using the Company's In-Tac, In-Fast and Straight-In surgical systems. The Company currently has no written supply agreement for such coated Dacron(R) material, and there can be no assurance that the Company will reach a definitive agreement with such supplier, or that any such agreement will contain terms favorable to the Company. The Company does not intend to maintain an extensive inventory of this material. An interruption in supply could have a material adverse effect on the Company's business, financial condition or results of operations. In addition, the Company filed a 510(k) Notification in July 1997 with the FDA with respect to the sling material. The loss of this sole supplier could require the Company to file a new 510(k) Notification for replacement material, which could necessitate a delay in marketing the Company's products for sling procedures. Such delay could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Manufacturing."

ABILITY TO MANAGE EXPANDING OPERATIONS

     In order to achieve its business objectives, the Company must undergo substantial changes in its operations to transition from a company primarily involved in research and development to a company which develops, manufactures, markets, and supports multiple products and services for multiple markets. These changes have placed, and are expected to continue to place, a significant strain on the Company's limited managerial, administrative, operational and financial resources. The Company only recently has begun the process of developing the management and operational capabilities and financial and accounting systems and controls necessary for this transition. The ability of the Company to achieve its business objectives will depend in large part on its ability to build or subcontract efficient manufacturing operations, to develop its operational and sales and marketing capabilities and its financial and management information systems, to develop the management skills of its managers and supervisors, and to train, motivate and manage both its existing employees and the additional employees that will be required if the Company is to achieve its business objectives. There can be no assurance that the Company will succeed in developing all or any of these capabilities, and any failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Management."

DEPENDENCE ON KEY PERSONNEL

     The Company's future success will likely depend to a significant extent on its executive officers and key employees, including Dr. Peter Bick, Dr. Mordechay Beyar, Oren Globerman, Ze'ev Sohn, and other technical, managerial and marketing personnel. The loss of the services of any of these individuals could have a material adverse effect on the Company's business, financial condition and results of operations. Dr. Bick has entered into an employment agreement with Influence. Each of Dr. Beyar and Mr. Globerman has entered into an agreement with the Company pursuant to which each will devote such time to the Company as is necessary for the management of the business and affairs of the Company and which include covenants not to compete with the Company. To date, Dr. Beyar and Mr. Globerman have devoted substantial and significant time to the Company, although they engage in other activities and have financial interests and employment positions outside of the Company. The Company does not have, and is not contemplating securing, key man life insurance on any of its executive officers or other key personnel. There can be no assurance that any of these individuals or any other key employee will not voluntarily terminate his or her employment with or service to the Company. The Company believes that its future success will also depend significantly on its ability to attract, motivate and retain additional highly skilled technical, managerial and marketing personnel. Competition for qualified personnel is intense, especially in Israel, where the Company's main research and development facility is located, and there can be no assurance that the Company will be successful in attracting, assimilating and retaining the personnel required to grow and operate profitably. In addition, key personnel in Israel, including Dr. Beyar and Mr. Globerman, are required to perform annual reserve military duty. See "Risk Factors -- Potential Conflicts of Interests," "Risk Factors -- Principal Subsidiary's Location in Israel," "Business -- Employees," "Management -- Directors, Executive Officers and Key Employees," and "Management -- Employment Agreements."

POTENTIAL CONFLICTS OF INTEREST

     Certain key employees of the Company also are affiliated with other companies. Oren Globerman, a founder, principal stockholder and Vice Chairman of Influence and a General Manager of Influence's Israeli subsidiary, Influence Medical Technologies Ltd. ("IMT") is also a Co-General Manager of InStent Israel, Ltd. ("InStent"), a subsidiary of Medtronic, Inc., a medical device manufacturer and principal stockholder of Influence. Dr. Mordechay Beyar, a founder, principal stockholder and Vice Chairman of Influence and a General Manager of IMT, is a Co-General Manager of InStent. In addition, Mr. Globerman and Dr. Beyar also control and supervise another developer of medical technology which is not involved in incontinence, otolaryngology or related fields. The pursuit of these other business interests could distract them from pursuing opportunities on behalf of the Company and could lead to potential conflicts of interest related to corporate opportunities. The Company intends to have all transactions in which directors are interested parties referred to the Audit Committee of the Board of Directors. There can be no assurance, however, that all conflicts of interest will be resolved in the Company's favor. See "Principal Stockholders" and "Certain Transactions."

PRODUCT LIABILITY EXPOSURE

     Medical product companies face an inherent business risk of financial exposure to product liability claims in the event that the use of their products results in personal injury. The Company's products are and will be designed with numerous safety features, but it is possible that patients' health could be adversely affected by use of the Company's products or that death or serious injury could occur. Further, in the event that any of the Company's products prove to be defective, the Company may be required to recall and redesign such products. Market clearance or approval of the Company's products by the FDA will not shield the Company from product liability exposure. Although the Company has not experienced any material losses to date due to product liability claims, there can be no assurance that it will not experience such losses in the future. The Company maintains liability insurance. However, there can be no assurance that such coverage will continue to be available on terms acceptable to the Company or that such coverage will be adequate for liabilities actually incurred, and the Company anticipates that it will review such coverage from time to time. In the event the Company is found liable for damages in excess of the limits of its insurance coverage, or if any claim or product recall results in significant adverse publicity against the Company, the Company's business, financial condition and results of operations could be materially and adversely affected. See "Business -- Product Liability and Warranties."

UNCERTAINTY OF FUTURE CAPITAL REQUIREMENTS

     The Company's capital requirements will depend on numerous factors. These include the completion of development of the Company's products, progress and costs of clinical trials, the timing and costs of various U.S. and foreign regulatory filings, the timing and receipt or denial of various U.S. and foreign governmental approvals or clearances, the costs involved in preparing, filing, presenting, maintaining and enforcing patent claims, the timing and extent to which the Company's products gain market acceptance, the timing and costs of product introduction, the costs of maintaining and developing marketing and distribution capabilities, and the technological advances of competitors. The timing and amount of such capital requirements cannot accurately be predicted. Consequently, there can be no assurance that the Company will not require additional funding or that such additional funding, if needed, will be available on terms attractive to the Company, or at all. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

CONCENTRATION OF OWNERSHIP

     Upon completion of the Offering, and assuming no exercise of the Underwriters' over-allotment options, the officers, directors, and principal stockholders of the Company, as a group, will beneficially own approximately 47.6% of the outstanding shares of Common Stock. As a result, until there is a substantial decrease in the percentage of the outstanding shares of Common Stock held by such principal stockholders, such principal stockholders could act together to elect all of the members of the Board of Directors, to approve all matters requiring shareholder approval and to significantly influence the affairs of the Company. See "Management" and "Principal Stockholders."

POSSIBLE ADVERSE IMPACT ON MARKET PRICE OF SHARES ELIGIBLE FOR FUTURE SALE

     Sales of Common Stock (including shares issued upon the exercise of outstanding options) in the public market after the Offering could materially and adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate. Upon the completion of this Offering, the Company will have 10,209,277 shares of Common Stock outstanding, of which the 2,500,000 shares offered hereby will be freely tradeable (unless held by affiliates of the Company) without restriction. The remaining 7,701,277 shares will be restricted securities within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). The Company's directors, executive officers and certain of its stockholders, who in the aggregate hold 5,075,997 of the shares of Common Stock of the Company outstanding immediately prior to the completion of the Offering, have entered into lock-up agreements under which they have agreed not to sell, directly or indirectly, any shares owned by them for a period of 180 days after the date of this Prospectus without the prior written consent of Montgomery Securities. Montgomery Securities may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to such lock-up agreements. Upon consummation of the Offering, 2,633,280 shares of Common Stock will be eligible for public resale, subject in some cases to volume limitations pursuant to Rule 144 under the Securities Act ('Rule 144"). Upon expiration of the 180 day lock-up agreements, approximately 4,656,210 additional shares of Common Stock will become eligible for public resale, subject in some cases to volume limitations pursuant to Rule 144. The remaining approximately 419,787 shares held by Medtronic will become eligible for public resale in June 1998, subject to volume limitations. In addition, the Company has granted certain registration rights to Medtronic which require the Company, upon the request of Medtronic at any time beginning six months following the completion of the Offering, to prepare and file under the Securities Act a registration statement covering a proposed offer and sale of Medtronic's 419,787 shares of Common Stock. See "Shares Eligible for Future Sale."

ABSENCE OF PRIOR MARKET FOR SHARES; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public trading market for the Shares, and there can be no assurance that an active trading market will develop or be sustained after the Offering. The stock market has from time to time experienced extreme price and volume fluctuations which often have been unrelated to the operating performance of particular companies. Moreover, especially with the current uncertainty about health care policy, reimbursement and coverage in the United States, there has recently been significant volatility in the market price and trading volume of securities of medical device and other health care companies unrelated to the performance of such companies. Announcements of technological or medical innovations or new commercial products by the Company or its competitors, developments or disputes concerning intellectual property rights, changes in governmental regulation or the status of the Company's regulatory clearances approvals or applications, changes in earnings, changes in health care policies and practices, economic and other external factors, political, economic and other developments in the State of Israel, fluctuations in financial results of the Company, which may be particularly pronounced during the introduction of new products, and comments by financial analysts may have a significant impact on the market price and marketability of the Shares. Fluctuations or decreases in the trading price of the Shares may adversely affect the liquidity of the trading market for the Shares and, in the event that the Company seeks to raise capital through future equity financing, the Company's ability to raise such equity capital. The initial public offering price of the Shares in the Offering will be determined by negotiations among the Company and the Representatives (as defined herein) of the Underwriters based on several factors and may not be indicative of prices that will prevail in the open market. See "Risk Factors -- Development Stage Company; History of Losses" and "Underwriting."

ABSENCE OF DIVIDENDS

     Influence has not paid any dividends on its Shares and does not presently anticipate paying any dividends on such Shares in the foreseeable future. Since the Company's Israeli subsidiary will generate most of the operating revenues of the Company, Influence will be dependent upon the dividend distributions it receives from its Israeli subsidiary as a source for any payment of cash dividends to Influence shareholders. The Company's Israeli subsidiary may pay cash dividends in any fiscal year only out of "profits," as determined for Israeli statutory purposes. In addition, dividends paid by the Company's Israeli subsidiary will be subject to Israeli withholding tax. As a result, the ability of Influence to pay dividends to stockholders may be limited. Moreover, the Company's manufacturing facility in Israel has been deemed an "Approved Enterprise" and will receive certain benefits under Israeli law. The payment of dividends by the Company's Israeli subsidiary out of the income derived from revenues from the Approved Enterprise until two years after the first year in which such subsidiary has taxable income would subject the Company to certain Israeli taxes to which it would not otherwise be subject. The Company's ability to pay dividends may thus be further limited. See "Dividend Policy" and "Israeli Taxation and Investment Programs."

PRINCIPAL SUBSIDIARY'S LOCATION IN ISRAEL

     The Company's product development and production facilities, including its proposed new production facility, are located in the State of Israel, and the Company is directly affected by the political, economic and military conditions to which that country is subject. Accordingly, any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on the Company's business, financial condition and results of operations.

     Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. In addition, Israel and companies doing business with Israel have been the subject of an economic boycott initiated by the Arab countries since Israel's establishment. Although Israel has entered into certain agreements with Egypt, Jordan and the Palestinian

National Authority, and certain aspects of the Arab boycott have been relaxed, no prediction can be made as to whether a full resolution of these problems will be achieved or as to the nature of any such resolution.

     Many of the Company's officers and employees are currently obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time. The Company has operated effectively under these requirements to date. No prediction can be made as to the effect on the Company of any expansion of these obligations.

     The Company's manufacturing facility in Israel has been granted Approved Enterprise status and will receive certain tax benefits under Israeli law. The Company has applied to have its new facility deemed an "Approved Enterprise." If such approval is not obtained or if such income tax benefits are terminated or reduced substantially, there could be a material adverse effect on the Company's business, financial condition and results of operations. See "Israeli Taxation and Investment Programs."

INTERNATIONAL REVENUES

     The Company expects that revenues from customers outside the U.S. will account for a substantial portion of its revenues. International sales are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries could impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs or adopt other restrictions on foreign trade; fluctuations in exchange rates could affect product demand; and the protection of intellectual property in foreign countries may be more difficult to enforce. There can be no assurance that these factors will not have a material adverse effect on the Company's future international sales and, consequently, on the Company's business, financial condition and results of operations. In addition, fluctuations in exchange rates may render the Company's products less competitive relative to local product offerings, or could result in foreign exchange losses, depending upon the currency in which the Company sells its products. To date, the Company has not engaged in exchange rate hedging activities to minimize the risks of such fluctuations. The Company may seek to implement hedging techniques in the future with respect to its foreign currency transactions. There can be no assurance, however, that the Company will be successful in such hedging activities.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

     A portion of the Company's expenses are expected to be incurred in New Israeli Shekels ("NIS") while most of the Company's sales are and will be in other currencies. The Company is exposed to risk to the extent that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to such other currencies or if the timing of such devaluation lags behind inflation in Israel. In the past several years, the inflation rate in Israel has exceeded the rate of devaluation of the NIS against the U.S. dollar. To date, the Company has not engaged in hedging transactions. In the future, the Company may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar or other currencies against the NIS; however, no assurance can be given that such measures will adequately protect the Company from material adverse effects arising from the impact of inflation in Israel. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Israeli Taxation and Investment Programs."

IMMEDIATE AND SUBSTANTIAL DILUTION

     A purchaser of Shares in the Offering will experience immediate and substantial dilution of approximately $8.08 per Share. The net tangible book value of the Shares outstanding subsequent to the Offering will be substantially less than the per share public offering price of the Shares. Such investors will suffer additional dilution upon exercise of outstanding options. See "Dilution."

SERVICE OF PROCESS AND ENFORCEMENT OF JUDGMENTS

     Influence's principal subsidiary is incorporated in Israel, certain of its officers and directors are non-residents of the United States, and a substantial portion of the assets of such persons and the Company are located outside the United States. It may be difficult for investors to (i) effect service of process against certain of the Company's officers and directors who reside outside the United States, or (ii) enforce, in United States courts, judgments against such officers and directors who may be deemed to be underwriters, which are obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. In addition, the Company understands that there is doubt as to whether the courts of Israel would enforce, in original actions brought in such courts, civil liabilities against the Company or such persons predicated solely upon the federal securities laws of the United States. The Company understands that Israeli courts may enforce a foreign (including United States) final executory judgment for liquidated damages in a civil suit, obtained after due trial before a court of competent jurisdiction (as determined under Israeli law), provided that (i) the courts of such jurisdiction would enforce similar Israeli judgments, (ii) due service of process with respect to the Israeli enforcement action has been effected upon the party against whom the foreign judgment is to be enforced,
(iii) such judgment or its enforceability is not contrary to the law, public policy, security or sovereignty of the State of Israel, (iv) such judgment was not obtained by fraud and does not conflict with any other such judgment in the same matter between the same parties, and (v) an action between the same parties with regard to the same subject matter was not pending in any court or tribunal in Israel at the time the original lawsuit was instituted in the foreign court. Foreign judgments enforced by Israeli courts will generally be payable in Israeli currency and a specific permit of the Israeli Controller of Foreign Exchange will be required to convert such currency into dollars and to transfer out of Israel proceeds of a foreign judgment enforced in Israel. Judgment creditors bear the risk of unfavorable exchange rates.

                                  THE COMPANY

     Influence, Inc. was incorporated in Delaware on November 9, 1994, and IMT, its Israeli subsidiary, was formed on November 22, 1994. Influence Medical Technologies GmbH, a German subsidiary of IMT, was organized on November 7, 1996. The Company's corporate headquarters are located at 601 Montgomery Street, Suite 845, San Francisco, California 94111; the telephone number is (415) 421-5600. The Company's research and development facilities, Israeli headquarters and manufacturing facilities are located in Ramat Gan (a suburb of Tel Aviv), Israel.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Shares offered hereby are estimated to be approximately $27.3 million (approximately $31.5 million if the Underwriters' over-allotment option is exercised in full) assuming an initial public offering price of $12.00 Share, and after deducting the underwriting discounts, commissions and estimated offering expenses payable by the Company.

     The Company intends to use approximately $10.0 million of such net proceeds for sales and marketing activities, and $8.0 million for additional research and product development, including conducting clinical trials and obtaining regulatory approvals, approximately $1.0 million for capital expenditures, primarily to develop the Company's manufacturing facilities and the remainder for working capital and general corporate purposes. The Company may also use a portion of such net proceeds to finance potential acquisitions of businesses, products or technology. As of the date of this Prospectus, the Company has no current plans or commitments regarding any such acquisitions, and no acquisitions are currently under negotiation. Pending use of the proceeds from the Offering as described above, the Company intends to invest the proceeds primarily in United States government obligations or other investment-grade, interest-bearing investments.

     The Company believes that the net proceeds of the Offering, together with its existing capital resources and interest income, will be sufficient to fund its operating expenses and capital requirements as currently planned at least through the end of 1998. There can be no assurance, however, that such funds will be sufficient to fund its operating expenses and capital requirements during such period. The Company's actual cash requirements may vary materially from those now planned and will depend upon numerous factors. These factors include the completion of development of the Company's products, progress and costs of clinical trials, the timing and costs of various U.S. and foreign regulatory filings, the timing and receipt or denial of various U.S. and foreign governmental approvals and clearances, the costs involved in preparing, filing, presenting, maintaining and enforcing patent claims, the timing and extent to which the Company's products gain market acceptance, the timing and costs of product introduction, the costs of maintaining and developing marketing and distribution capabilities and the technological advances of competitors. See "Risk Factors--Uncertainty of Future Capital Requirements."

                                DIVIDEND POLICY

     Influence has never paid dividends and does not presently intend to pay dividends in the foreseeable future. Influence intends to retain its earnings to finance the development of its business. Any future dividend policy will be determined by Influence's Board of Directors (the "Board") based upon conditions then existing, including the Company's earnings, financial condition, tax position and capital requirements as well as such economic and other conditions as the Board may deem relevant. Since the Company's Israeli subsidiary will generate most of the operating revenues of the Company, Influence will be dependent upon the dividend distributions it receives from its Israeli subsidiary as a source for any payment of cash dividends to Influence shareholders. The Company's Israeli subsidiary may pay cash dividends in any fiscal year only out of "profits," as determined for Israeli statutory purposes. In addition, dividends paid by the Company's Israeli subsidiary will be subject to Israeli withholding tax. As a result, the ability of Influence to pay dividends to its stockholders may be limited. Moreover, the Company's manufacturing facility in Israel has been deemed an Approved Enterprise and will receive certain benefits under Israeli law. The payment of dividends by the Company's Israeli subsidiary out of the income derived from the Approved Enterprise until two years after the first year in which such subsidiary has taxable income would subject the Company to certain Israeli taxes to which it would not otherwise be subject. The Company's ability to pay dividends may thus be further limited. See "Israeli Taxation and Investment Programs."

                                 CAPITALIZATION

     The following table sets forth as of June 30, 1997, (i) the actual capitalization of the Company, (ii) the pro forma capitalization of the Company to give effect to the automatic conversion of each outstanding share of the Company's Series A Convertible Preferred Stock into 1.56 shares of Common Stock immediately prior to the closing of the Offering and (iii) the pro forma capitalization as adjusted to give effect to the receipt of the estimated net proceeds from the sale of Shares offered by the Company hereby, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. This table should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                                    JUNE 30, 1997
                                                     --------------------------------------------
                                                        ACTUAL        PRO FORMA      AS ADJUSTED
                                                     ------------    ------------    ------------
Stockholders' equity(1):
  Series A Convertible Preferred Stock, par value
     $0.01, 750,000 shares authorized, 713,000
     shares issued and outstanding actual; none
     outstanding pro forma and as adjusted.......... $      7,130    $         --    $         --
  Common Stock, par value $0.001, 30,000,000 shares
     authorized 6,596,997 shares issued and
     outstanding actual; 7,709,277 shares issued and
     outstanding pro forma and 10,209,277 shares
     issued and outstanding as adjusted.............        4,327           5,439           7,939
  Additional paid-in capital........................   25,542,976      25,548,994      52,846,494
  Deferred compensation.............................     (215,060)       (215,060)       (215,060)
  Deficit accumulated during the development
     stage..........................................  (12,604,786)    (12,604,786)    (12,604,786)
                                                     ------------    ------------    ------------
     Total stockholders' equity.....................   12,734,587      12,734,587      40,034,587
                                                     ------------    ------------    ------------
          Total capitalization...................... $ 12,734,587    $ 12,734,587    $ 40,034,587
                                                     ============    ============    ============

---------------

(1) Excludes (i) 1,022,346 shares issuable upon exercise of options outstanding as of August 6, 1997 under the 1995 Stock Option Plan at a weighted average exercise price of $6.10 per share, and (ii) 436,254 shares reserved for future issuances of stock options as of August 6, 1997.

                                    DILUTION

     Dilution represents the difference between the offering price per Share paid by the purchasers in the Offering and the pro forma net tangible book value per share immediately after completion of the Offering. The consolidated net tangible book value of the Company as of June 30, 1997 was $12.7 million, or approximately $1.65 per share. "Consolidated net tangible book value per share" represents the amount of (i) total consolidated tangible assets, less total consolidated liabilities, divided by (ii) the number of shares outstanding on such date, including the conversion of all shares of Series A Convertible Preferred Stock. After giving effect to the sale of shares of Common Stock offered hereby at an assumed initial public offering price of $12.00 per Share, resulting in net proceeds to the Company at approximately $27.3 million, the pro forma consolidated net tangible book value of the Company as of June 30, 1997 would have been $40.0 million, or approximately $3.92 per share. This represents an immediate increase in consolidated net tangible book value of approximately $2.27 per share to existing shareholders and an immediate dilution of approximately $8.08 per share to new investors. The following table illustrates this per share dilution:

        Assumed initial public offering price.......................            $12.00
          Pro forma net tangible book value before the Offering.....  $1.65
          Increase attributable to new investors....................   2.27
                                                                      -----
        Pro forma net tangible book value after the Offering........              3.92
                                                                                ------
        Dilution to new investors...................................            $ 8.08
                                                                                ======

     The following table summarizes on a pro forma basis as of June 30, 1997, the number of shares purchased from the Company, the total cash consideration paid and the average price per share paid by existing stockholders and to be paid by purchasers of Shares offered hereby at an assumed initial offering price of $12.00 before deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company.

                                SHARES PURCHASED          TOTAL CONSIDERATION
                             ----------------------     -----------------------     AVERAGE PRICE
                               NUMBER       PERCENT       AMOUNT        PERCENT       PER SHARE
                             -----------    -------     -----------     -------     -------------
        Existing
          stockholders......   7,709,277       76%      $23,931,863        47%         $  3.10
        New investors.......   2,500,000       24        30,000,000        53            12.00
                              ----------      ---       -----------       ---
          Total.............  10,209,277      100%      $53,931,863       100%
                              ==========      ===       ===========       ===

     The foregoing assumes (i) the conversion of all shares of Series A Convertible Preferred Stock into Common Stock prior to closing of the Offering,
(ii) no exercise of the Underwriters' over-allotment option and (iii) no exercise of any outstanding stock options. At August 6, 1997, there were outstanding options to purchase an aggregate of 1,022,346 shares of Common Stock at a weighted average exercise price of $6.10 per share. To the extent such outstanding options are exercised, there will be further dilution to new investors. See "Management--Stock Option Plans" and Notes 6 and 9 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data as of December 31, 1995 and 1996 and for the period from November 9, 1994 (inception) through December 31, 1994 and for the years ended December 31, 1995 and 1996 have been derived from the Consolidated Financial Statements of the Company as set forth elsewhere in this Prospectus that have been audited by Price Waterhouse LLP, independent accountants. The selected consolidated financial data as of June 30, 1997 and for the six months ended June 30, 1996 and 1997 have been derived from unaudited Consolidated Financial Statements of the Company as set forth elsewhere in this Prospectus, which, in management's opinion, reflects all adjustments (consisting only of normal recurring adjustments) necessary for a proper statement of the results for such periods. The financial data set forth below should be read in conjunction with the Consolidated Financial Statements, related Notes and other financial information contained in this Prospectus.

                                   PERIOD FROM
                                    INCEPTION
                                  (NOVEMBER 9,
                                      1994)
                                       TO          YEAR ENDED DECEMBER 31,    SIX MONTHS ENDED JUNE 30,
                                  DECEMBER 31,    -------------------------   -------------------------
                                      1994           1995          1996          1996          1997
                                  -------------   -----------   -----------   -----------   -----------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net sales.......................    $      --     $        --   $        --   $        --   $   153,504
Cost of goods sold..............           --              --            --            --       767,671
                                    ---------     -----------   -----------   -----------   -----------
  Gross margin..................           --              --            --            --      (614,167)
Operating expenses:
  Research and development......      300,000       1,250,196     3,219,207       985,340     1,249,883
  Sales and marketing...........           --              --       667,156       232,341     1,896,394
  General and administrative....           --         459,271     1,768,557       250,480       669,122
                                    ---------     -----------   -----------   -----------   -----------
  Total operating expenses......      300,000       1,709,467     5,654,920     1,468,161     3,815,399
                                    ---------     -----------   -----------   -----------   -----------
Operating loss..................     (300,000)     (1,709,467)   (5,658,920)   (1,468,161)   (4,429,566)
Interest income (expense),
  net...........................           --          11,971      (117,758)        3,530      (405,046)
                                    ---------     -----------   -----------   -----------   -----------
Net loss........................    $(300,000)    $(1,697,496)  $(5,772,678)  $(1,464,631)  $(4,834,612)
                                    =========     ===========   ===========   ===========   ===========
Pro forma net loss per
  share(1)......................                                $     (0.78)                $     (0.65)
                                                                ===========                 ===========
Shares used in computing pro
  forma net loss per share(1)...                                  7,442,460                   7,488,217
                                                                ===========                 ===========

                                                      DECEMBER 31,
                                        -----------------------------------------       JUNE 30,
                                          1994           1995            1996             1997
                                        ---------     -----------     -----------     ------------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments.........................  $      --     $ 1,375,262     $16,849,583     $ 11,952,713
Working capital.......................   (296,470)      1,011,833      16,123,936       11,830,694
Total assets..........................         --       1,626,902      17,957,421       13,979,864
Deficit accumulated during the
  development stage...................   (300,000)     (1,997,496)     (7,770,174)     (12,604,786)
Stockholders' equity (deficit)........   (296,470)      1,147,079      (3,336,267)      12,734,587

---------------

(1) See Note 2 of Notes to Consolidated Financial Statements for information concerning computation of the per share data.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The Company is in the development stage and many of its products are currently under development. The Company only recently commenced initial sales and manufacturing activities for two products. Therefore, the following discussion necessarily contains certain forward-looking statements which reflect the Company's plans, estimates and beliefs. The Company's actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this Prospectus, particularly in "Risk Factors." The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and the Notes thereto which appear elsewhere in this Prospectus.

OVERVIEW

     The Company is primarily engaged in the design, development and commercialization of a disease-management system of products for the diagnosis and treatment of urinary incontinence in both women and men. The Company's products and proposed products include diagnostic tools, remote controlled intraurethral valved catheter systems and proprietary surgical tools and equipment for performing minimally invasive surgery. The Company is also developing a surgical system, based on one of its core technologies, for the treatment of obstructive sleep apnea ("OSA") and snoring.

     Since inception, the Company has derived minimal revenues from product sales, and has accumulated a deficit at June 30, 1997 of $12.6 million, mainly related to research and development expenditures, product launch costs and expenses related to clinical trials and sales and marketing expenses. Influence expects to continue to incur significant and increasing operating losses through at least 1999 as the Company continues to complete product development, conduct clinical trials, seek regulatory approvals for its products and expand sales and marketing activities. In addition, the Company anticipates incurring significant expenses for marketing and sales efforts in contemplation of product introductions and market development, and increasing administrative expenses to support the growth of the Company.

     Many of the Company's products are still under development. The Company only recently has commenced initial sales and manufacturing activities for its In-Tac and In-Fast surgical systems and for In-Flow, and has only performed a limited number of preclinical and clinical studies on its products under development. In-Tac and In-Fast have received FDA clearance for marketing in the U.S., and distribution of In-Tac has commenced in the U.S. and certain European and Asian countries. In-Fast is expected to be launched in the fourth quarter of 1997. Distribution of In-Flow has commenced in Europe and Asia, but has not received FDA clearance for marketing in the U.S. The Company's other proposed products will require significant additional research, development, testing and regulatory clearances or approvals prior to commercialization. There can be no assurance that any of the Company's proposed products will receive requisite regulatory approvals or clearances, demonstrate substantial therapeutic benefit, be commercialized on a timely basis or be accepted by the marketplace.

     In December 1996, Medtronic Inc. ("Medtronic"), a world leading medical technology company, invested $20 million in the Company in exchange for a convertible debenture from the Company bearing interest at the prime rate (the "Debenture"). At the same time, Medtronic received an option from certain of the stockholders to acquire substantially all of the outstanding shares of the Company for approximately $180 million and the Company agreed not to proceed with its planned initial public offering for a period of six months. The Medtronic option expired unexercised on June 10, 1997, at which time the Debenture by its terms automatically converted into 419,787 shares of Common Stock, representing approximately 5.5% of the outstanding Common Stock. See
"-- Liquidity and Capital Resources" and "Certain Transactions."

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

RESULTS OF OPERATIONS

  Six Months Ended June 30, 1997, Compared to Six Months Ended June 30, 1996

     Net Sales and Cost of Goods Sold. There were no sales in 1996. Initial sales of In-Tac and In-Flow commenced in 1997 and generated revenues of $153,504 for the six months ended June 30, 1997. Related cost of goods sold was $767,671 because of high costs associated with start-up manufacturing and small volumes.

     Research and Development. Research and development costs increased from $985,340 in the first six months of 1996 to $1.2 million in the first six months of 1997. The increase was primarily due to higher product development activity for In-Tac, In-Fast and In-Flow with a higher number of personnel, increased regulatory activity both in the U.S. and Europe, and the development of processes for the manufacture of these products.

     Sales and Marketing. Sales and marketing costs increased from $232,341 in the first half of 1996 to $1.9 million in the six months ended June 30, 1997. This increase was attributable to the establishment of direct sales forces in the U.S., Germany and the U.K., expanded marketing, and initial sales activities related to In-Tac and In-Flow.

     General and Administrative Expenses. General and administrative expenses increased from $250,480 in the first half of 1996 to $669,122 in the six months ended June 30, 1997. The increase was attributable primarily to the addition of executive and administrative personnel employed in 1997.

     Interest. Net interest income was $3,530 in the six months ended June 30, 1996 compared to net interest expense of $405,046 in the six months ended June 30, 1997. Interest expense was incurred in the first six months of 1997 on the $20.0 million Debenture issued to Medtronic.

  Year Ended December 31, 1996, Compared to the Year Ended December 31, 1995

     Research and Development. Research and development costs increased from $1.3 million in 1995 to $3.2 million in 1996. The increase was due to higher product development activity primarily for In-Tac, In-Fast and In-Flow, increased regulatory activity both in the U.S. and Europe, and expenses associated with the development of manufacturing processes. Also included in 1996 was $652,960 of non-cash compensation resulting from the grants of stock options to consultants.

     Sales and Marketing. Sales and marketing costs increased from zero in 1995 to $667,156 in 1996. The expenses in 1996 were attributable to initial marketing activities for In-Tac and In-Flow and the hiring of the first direct sales personnel in the U.S. and Europe. Also included in 1996 was $184,090 of non-cash compensation resulting from the grants of stock options to potential distributors.

     General and Administration. General and administrative expenses increased from $459,271 in 1995 to $1.8 million in 1996. The increase was attributable primarily to hiring executive officers, establishing an office in San Francisco; and expenses of approximately $450,000 relating to an initial public offering in 1996 that was not consummated. Also included in 1996 was $327,282 of non-cash compensation resulting from the grants of stock options to employees.

     Interest. Net interest expense was $117,758 in 1996 compared to interest income of $11,971 in 1995 because of higher loan balances in 1996.

  Year Ended December 31, 1995, Compared to the Period from Inception (November
9, 1994) through      December 31, 1994

     The Company did not conduct any operations from its inception until January 1, 1995. In connection with the founding of Influence, certain of the Company's core technology was transferred to the Company in 1994 from NMB, in exchange for $300,000 to reimburse NMB for development expenditures prior to that time.

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

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its operations to date principally through a private placement of the Company's Series A Convertible Preferred Stock, the issuance of shareholder promissory notes, and a convertible debenture issued to Medtronic. During 1995, the Company raised approximately $3.6 million through the issuance of Series A Convertible Preferred Stock. During 1996, a shareholder of the Company loaned the Company an aggregate of $3.0 million. The Company repaid such debt plus interest thereon. In December 1996, the Company received $20 million from Medtronic. In exchange for the loan, Medtronic received a convertible debenture bearing interest at the prime rate and an option to acquire substantially all of the outstanding shares of the Company for $180 million, and the Company agreed to suspend its initial public offering and negotiate exclusively with Medtronic for a period of six months. In June 1997, when Medtronic's option lapsed, the convertible debenture and accrued interest automatically converted into 419,787 shares of Common Stock of the Company. Cash used to fund operations since inception was approximately $10.1 million and the Company's capital expenditures through June 30, 1997 have aggregated approximately $1.0 million. At June 30, 1997, the Company had cash, cash equivalents and short-term investments of $12.0 million.

     From inception through June 30, 1997, the Company has accumulated a deficit of $12.6 million. The Company expects to incur significant additional losses over each of the next several years and expects cumulative losses to increase significantly as the Company continues to expand its research and development, clinical trials and marketing efforts. The Company anticipates that the proceeds of the Offering and interest thereon, together with existing cash, cash equivalents and short-term investments, will be sufficient to fund its operations, including increased working capital expenditures, through at least 1998.

     Future liquidity and capital requirements of the Company will depend upon a number of factors. These include the completion of development of the Company's products, progress and costs of clinical trials, the timing and costs of various U.S. and foreign regulatory filings, the timing and receipt or denial of various U.S. and foreign governmental approvals or clearances, the costs involved in preparing, filing, presenting, maintaining and enforcing patent claims, the timing and extent to which the Company's products gain market acceptance, the timing and costs of product introduction, the costs of developing marketing and distribution capabilities, and the technological advances of competitors. As of June 30, 1997, in connection with the Company's move to its new manufacturing facility in Israel, management intends to invest approximately $800,000 in equipment and facility improvements over the next 18 months. The Company may be required to seek additional funds through debt or equity financing, arrangements with corporate partners or from other sources. Issuance of additional equity securities could result in substantial dilution in ownership and control to the then existing shareholders. There can be no assurance that any such funds will be available on terms acceptable to the Company, or at all.

IMPACT OF INFLATION

     Although the U.S. dollar is the Company's functional currency, a significant portion of the Company's employment related expenses is incurred in New Israeli Shekels ("NIS"). The dollar cost of such expenses is impacted by several factors including (i) the rate of inflation in Israel, (ii) the devaluation of the NIS relative to the dollar in comparison to the rate of inflation, and (iii) the timing of such devaluation. Consequently, the Company may experience an adverse effect should the rate of the devaluation of the NIS relative to the dollar significantly lag behind the rate of inflation in Israel.

CHANGE IN ACCOUNTANT

     The Company changed independent public accountants in February 1997 at the recommendation and with the approval of the Board of Directors of the Company. Prior to February 1997 Coopers & Lybrand L.L.P. ("C&L") had been the Company's independent accountants. In the period from November 1994 through January 1997 C&L issued no audit report which was qualified or modified as to uncertainty, audit scope or accounting principles, nor any adverse opinions or disclaimers of opinion on any of the Company's financial statements. Such change was not the result of disagreements with the predecessor accountants over accounting practices or principles.

INCOME AND OTHER TAXES

     The Company anticipates that most of the Company's future revenues and profits, if any, would be derived through the Company's Israeli subsidiary, IMT, which holds most of the rights to utilize commercially the Company's core technologies. As of December 31, 1996, IMT had net operating loss carryforwards and other future tax deductions for Israeli tax purposes of approximately $3.8 million and $1.7 million, respectively. See Note 5 of Notes to Consolidated Financial Statements appearing elsewhere in this Prospectus. IMT has received "Approved Enterprise" status under the Law for Encouragement of Capital Investments, 1959 for its current Israeli facility. Undistributed income derived from the Company's Approved Enterprise will be tax exempt for two years from the first year it generates income and will be subject to a reduced tax (dependent on percentage of foreign shareholder ownership) for an additional period of up to eight years. The Company anticipates that a significant portion of the Company's taxable income, if any, over the next several years will be tax exempt or subject to reduced tax rates in Israel. License fees paid by IMT to the U.S. parent company will be subject to a 15% Israeli withholding tax. See "Israeli Taxation and Investment Programs -- Law for the Encouragement of Capital Investments, 1959." The Company expects, however, that it will pay taxes in the U.S. based on interest income, intercompany service fees, commissions and licensing fees paid by IMT to Influence. Accordingly, Influence will be subject to U.S. corporate income taxes on a portion of its income. See "United States Federal Income Taxation." In addition, the Company expects to pay taxes in Germany on profits derived from sales and services performed by IMT's wholly owned German subsidiary.

                                    BUSINESS

     The Company is in the development stage and many of its products are currently under development. Therefore, the following discussion necessarily contains certain forward-looking statements which reflect the Company's plans, estimates and beliefs. The Company's actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this Prospectus, particularly in "Risk Factors."

GENERAL

     Influence is engaged primarily in the design, development and commercialization of a disease management system of products for the diagnosis and treatment of urinary incontinence in both women and men. The Company's products and proposed products include diagnostic tools, remote-controlled intraurethral valved catheter systems and proprietary surgical tools and equipment for performing minimally invasive surgery. These products are designed to address the inadequacies of current diagnostic and treatment options and to offer cost-effective solutions to improve clinical outcomes and enhance quality of life. To date, the Company has received 510(k) clearance from the FDA for two of its products, In-Tac and In-Fast, both designed to enable minimally invasive bladder neck surgery for the treatment of certain types of urinary incontinence in women. The Company has also received a CE Mark to distribute In-Flow in Europe and has received marketing clearance for In-Flow in Canada. In addition to In-Tac, In-Fast and In-Flow, a total of eight additional products addressing both female and male incontinence are in various stages of development.

     The FDA-cleared In-Tac surgical system incorporates the Company's proprietary bone anchors and reusable U-shaped anchor insertion device. The FDA-cleared In-Fast surgical system incorporates bone screws and the Company's proprietary disposable battery-operated U-shaped insertion device. Both the In-Tac and In-Fast surgical systems enable incisionless, minimally invasive transvaginal bladder neck fixation and bladder neck sling procedures. Bladder neck fixations are performed primarily to relieve severe stress incontinence that is caused by prolapse (descent) of the urethra and bladder neck, and bladder neck sling procedures are performed primarily to relieve severe incontinence that is caused by either prolapse (descent) of the urethra and bladder neck or by bladder sphincter abnormalities known as intrinsic sphincter deficiency. Approximately 120,000 bladder neck surgeries were performed in 1993 in the U.S. using methods which typically require abdominal or vaginal incisions and general anesthesia. In contrast, the In-Tac and In-Fast procedures require no abdominal or vaginal incisions, which introduces less trauma to the patient, shortens the post-operative recovery period, reduces the need for hospitalization and can be performed using local anesthesia. The Company is also developing the Straight-In surgical system which uses technology similar to the In-Fast and is intended for physicians who continue to prefer open or laparoscopic surgical procedures for bladder neck fixation and bladder neck sling procedures as well as for the repair of vaginal vault prolapse. The Company submitted to the FDA a 510(k) Notification for Straight-In in July 1997.

     The Company is also developing a non-surgical, remote-controlled, intraurethral valved catheter, the In-Flow, which incorporates an intraluminal pump that can actively void a patient's bladder. In-Flow is intended to offer a convenient alternative to continuous Foley catheterization and intermittent self-catheterization for patients with overflow incontinence associated with atonic bladder. In-Flow includes a disposable silicone catheter that is intended to be inserted by a health care provider into a woman's urethra and replaced approximately once per month. The Company is also developing a variation of this product, In-Sure, for the treatment of stress incontinence. In-Sure incorporates a proprietary valve system that is opened and closed with a remote control activator. In-Sure is intended to offer a non-surgical alternative for the treatment of stress incontinence that is easy and convenient for the patient to use. The Company has completed pilot trials of In-Flow in Israel and Europe. The FDA has determined that approval of the In-Flow device will require a PMA submission in the U.S. The FDA has approved an Investigational Device Exemption ("IDE") for this device and a clinical IDE study commenced in June 1997. The FDA has indicated in correspondence with the Company that the future PMA submission will receive expedited review, provided that the conditions for granting expedited status remain valid. Additionally, the Company has received marketing clearance in Europe and Canada for the In-Flow.

     The Company is also developing a number of complementary diagnostic and therapeutic products to manage incontinence. In-Probe is an inexpensive diagnostic system being designed to identify quantitatively the specific cause of incontinence and assist the physician in choosing an appropriate course of treatment. The Company believes its In-Tele device, a small wireless disposable transmitter inserted into the bladder, will enable more accurate diagnosis of urge incontinence and may reduce the incidence of unnecessary surgeries. In-Bio is a portable wireless biofeedback device which is being designed to increase the effectiveness of pelvic floor training exercises by providing a convenient method of feedback to patients outside of a physician's office. The Company is also developing In-Flow-M and In-Sure-M, male versions of In-Flow and In-Sure, and is developing In-Cuff, a permanent, implantable, remote-controlled, artificial sphincter for the treatment of incontinence in men.

     Influence also is seeking to leverage its core technologies to address additional markets outside the field of urinary incontinence. The Company has initially targeted the treatment of obstructive sleep apnea ("OSA") and snoring. OSA is a breathing disorder caused by upper airway obstruction during sleep which is frequently associated with a prolapse of the tongue base. The Company's product under development, Sleep-In, is a surgical system which incorporates bone screws and the Company's proprietary suture passer and disposable battery-operated insertion device. Sleep-In is a procedure designed to provide support to the tongue and reduce the likelihood of obstruction. The National Commission on Sleep Disorder Research reported in 1994 that approximately 20 million people in the U.S. have symptoms consistent with some degree of OSA. Additionally, the incidence of snoring, which may be confused with and should be differentiated from OSA, is seen in approximately 24% of men and 14% of women. The Company filed a 510(k) Notification in June 1997 for the Sleep-In surgical system and plans to initiate marketing support clinical trials in September 1997 in the U.S. and Europe for both sleep apnea and snoring indications.

BUSINESS STRATEGY

     Influence's primary goal is to develop an innovative disease management system of products for the diagnosis and treatment of urinary incontinence in both women and men. The Company also plans to selectively leverage its proprietary technologies in additional markets. Key elements of the Company's business strategy include:

     - Develop a broad portfolio of products addressing female and male incontinence. Incontinence is a significant medical problem afflicting 13 million patients in the U.S. alone, with associated costs in excess of $16 billion annually. Influence plans to offer physicians, patients and payors a comprehensive set of therapeutic and diagnostic devices that provide an integrated solution for the cost-effective management of incontinence. In addition to the FDA-cleared In-Tac and In-Fast surgical devices, Influence is developing several additional devices for urinary incontinence. All of these products are designed to reduce long-term health care costs by improving diagnosis or convenience of therapy, and to improve quality of life.

     - Penetrate the worldwide incontinence market. In the U.S., the Company's strategy involves direct sales to physicians, including urologists, urogynecologists and gynecologists. Internationally, the Company has established direct sales forces in Germany and the U.K. and utilizes distributors addressing approximately 25 countries in Europe, Australasia and South America. The Company expects that marketing efforts initially will be focused on prominent physicians and will also include conference participation, direct advertising and training seminars to increase awareness of the Company's products. The Company may also implement a general media campaign intended to raise the awareness of incontinence and the available treatment options.

     - Pursue third-party reimbursement. To enable reimbursement for use of its products, the Company is performing outcome studies in conjunction with clinical trials on several of its products to establish their efficacy and cost-effectiveness compared to competing products and procedures. In the U.S., the Company also intends to pursue the establishment of standard CPT reimbursement codes for Medicare as well as other third-party payors.

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

     - Leverage core technologies to address additional markets. The Company intends to develop additional products when there is a compelling market opportunity to expand the application of one of its core technologies. One example of this strategy is the Company's significant efforts aimed at the development of its Sleep-In product for the treatment of OSA and snoring.

     - Achieve technological leadership. The Company has a commitment to advanced research and engineering, as evidenced by its portfolio of novel products. Through continued investment in research and engineering, the Company intends to use innovation as its path to establish a leadership position in targeted markets.

INCONTINENCE OVERVIEW

     Urinary incontinence, the involuntary leakage of urine, is a significant health problem afflicting approximately ten million women and three million men in the U.S. It is estimated that 50% of the 1.5 million nursing home residents suffer from incontinence. The U.S. Department of Health and Human Services Agency for Health Care Policy and Research ("AHCPR") estimated in 1996 that costs associated with the management and treatment of urinary incontinence in the U.S. exceed $16 billion annually, including over $5 billion related to patients in nursing homes. Incontinence may be caused by a wide range of factors, including childbirth, menopause, surgery, obesity, drugs and neurological damage. Persons suffering from urinary incontinence experience a variety of physical and psychological problems including urinary tract infections, rashes, pressure sores, embarrassment, decreased sexual activity, depression and loss of productive activity.

  Anatomy and Physiology of the Urinary Tract System

     The urinary tract aids the body in eliminating waste. The kidneys process blood and filter waste products from the circulatory system, creating urine to remove the waste. The ureters drain urine from the kidneys into the bladder, which serves as a reservoir until urination. The urethral sphincter is a group of muscles at the base of the bladder that surrounds the bladder neck and urethra and aids the bladder in maintaining continence. The urethra is the tube through which urine flows when the bladder empties. Emptying the bladder is caused by a combination of involuntary and voluntary nervous system activity. When the bladder becomes full, stretch receptors located in the bladder wall transmit impulses through the nervous system initiating a desire to urinate. A reflex signal is transmitted to both the bladder wall (the detrusor muscle), causing it to contract, and to the urethral sphincter which relaxes, allowing urination to occur.

  Types and Causes of Incontinence

     There are four main types of urinary incontinence, as defined in the Clinical Practice Guideline issued by the AHCPR. Each type of incontinence may be caused by multiple underlying pathologies, and patients may experience more than one type of incontinence, often making effective diagnosis and treatment difficult.

     Stress incontinence. Stress incontinence is the involuntary loss of urine during physical activities which increase abdominal pressure, such as exercise, laughing, coughing and sneezing. In women, stress incontinence is commonly caused by hypermobility of the bladder neck and the urethra -- a kind of prolapse (descent) of the urethra and bladder neck during exertion. Urethral hypermobility is generally caused by childbirth, obesity, menopause, hysterectomy or chronic coughing. Stress incontinence may also result from intrinsic sphincter deficiency, which is dysfunction of the muscles of the bladder sphincter. Intrinsic sphincter deficiency can result from previous pelvic surgery, such as bladder neck suspension procedures, pelvic or urethral trauma, radiation therapy, or a lower spinal cord disorder. Stress incontinence is the primary pathology in approximately 50% of women with incontinence. Vault prolapse of the vagina is a condition wherein the top of the vagina prolapses (descends) and it is a condition frequently associated with stress incontinence in women. Stress incontinence in men may be caused by sphincter damage from prostate or urethral surgery or from pelvic or urethral trauma.

     Urge incontinence. Urge incontinence results from an abrupt and uncontrollable desire to void. It is caused by involuntary contractions (spasms) of the bladder wall muscle that may be the result of a stroke or

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

neurological disorders such as multiple sclerosis. In men, benign prostatic hyperplasia ("BPH") can cause such bladder wall muscle instability.

     Mixed incontinence. Mixed incontinence involves a combination of urge and stress incontinence. Many frail or elderly patients have mixed incontinence that can be exacerbated by impairments of physical or cognitive functioning.

     Overflow incontinence. Overflow incontinence is the involuntary loss of urine resulting from an overdistended bladder, frequently associated with an underactive (atonic) bladder wall muscle, which leads to the bladder becoming filled with urine, without a corresponding desire to void. At a certain point, too much urine collects in the bladder to be contained, and the urine overflows through the urethra. Underlying conditions that may cause overflow incontinence include chronic urethral obstruction that impairs detrusor activity, use of certain medications, fecal impaction, pelvic surgery, or neurologic conditions such as diabetic neuropathy or low spinal cord injury. Patients with multiple sclerosis often develop overflow incontinence due to the use of certain medications. Patients with overflow incontinence often have recurrent urinary tract infections due to urine that remains in the bladder after voiding, leaving a stagnant pool of urine prone to infection.

  Current Diagnostic Techniques

     Incontinence is usually evaluated by gynecologists, urologists or urogynecologists. Accurate diagnosis of the type of incontinence is essential as different types of incontinence indicate different treatment options. The basic tools and techniques used by physicians for diagnosing incontinence include patient questionnaires, urodynamic evaluations (cystometry), leak point pressure tests and "Q-tip" tests.

     Cystometry is the urodynamic evaluation of bladder function in men and women performed in a physician's office. Office-based cystometrograms are currently performed using machines which the Company estimates cost approximately $10,000 to $80,000. As part of these evaluations, a catheter is passed through the urethra into the bladder, and water is pumped into the bladder. One sensor at the end of the catheter measures bladder pressure and a second sensor in the rectum or vagina measures intra-abdominal pressure. Relying on these sensors, the physician attempts to measure the patient's daily range of bladder pressure and behavior, including an indication of bladder contractions (indicating the presence of urge incontinence), the patient's feeling of fullness, a measurement of maximum bladder capacity and uroflowmetry (urine flow pattern and volume). The physician also attempts to visually determine leak point pressure, the point at which urine leaks out of the urethra. Leak point pressure provides a measure of the integrity of the urethral musculature.

     The "Q-tip" test is the test most frequently used to diagnose stress incontinence in women caused by urethral hypermobility, and to distinguish this condition from incontinence caused by intrinsic sphincter deficiency. In this test, the physician inserts a cotton swab into the urethra of a female patient and visually assesses the degree of movement of the swab while the patient coughs or bears down. A greater change in angle is equated with urethral hypermobility, for which bladder neck suspension surgery may be the preferred treatment. Little or no movement, together with low leak point pressure, is equated with intrinsic sphincter deficiency, for which bladder neck suspension surgery is not recommended.

     The Company believes that the currently available diagnostic tools and techniques either rely on expensive machinery, which are not generally available in many health care facilities, or are inaccurate, and may lead to frequent misdiagnoses of stress and urge incontinence. A significant potential consequence of the misdiagnosis of incontinence is the performance of inappropriate surgery.

  Current Treatments

     Physicians currently treat incontinence with a variety of techniques and therapies that correspond with the type and severity of incontinence diagnosed. The discussion below describes the principal treatment options available, including certain products of which the Company is aware that are under development or are not yet available for commercial sale in the U.S.

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

     Diapers and absorbent pads. Adult diapers and pads, which capture urine upon leakage, function similarly to baby diapers, and are used for all types of incontinence. While these products have improved over the past several years, drawbacks include the lack of control over urine flow, bulky size, rashes and related discomfort. These may lead to embarrassment about appearance and odor, perceived social stigma, and a significant compromise in freedom of lifestyle. The Company believes that many patients choose absorbent products to manage incontinence due to the convenience and privacy of purchasing these products without seeing a physician. The Company estimates that a typical urinary incontinence sufferer in the U.S. who regularly uses adult diapers and incontinence pads spends approximately $1,200 to $1,500 per year on these products and that U.S. retail sales of adult diapers and absorbent pads exceeded $2 billion in 1993.

     Behavioral therapy. Behavioral therapy and related techniques, which are used to treat both stress and urge incontinence in women, include bladder habit training, pelvic muscle exercises, biofeedback and pelvic floor muscle electrical stimulation. Pelvic muscle training exercises are generally designed to improve pelvic muscle strength in patients with stress incontinence. Biofeedback treatments, which are designed to improve the success of pelvic muscle training exercises, often involve numerous training sessions with vaginal probes, usually in a physician's office. A survey conducted by The National Association for Continence of its members revealed that 50% of respondents with incontinence practice pelvic muscle training exercises. A 1992 AHCPR publication estimated that 75% of patients performing pelvic muscle training exercises improved, while only 12% of such patients were cured.

     Vaginal inserts. Inserts or pessaries are devices used to treat stress incontinence in women. These devices are roughly the size and shape of contraceptive diaphragms and are used to achieve continence by obstructing the bladder neck and urethra by applying pressure through the neighboring vaginal cavity or by elevating the bladder neck and urethra to a preprolapsed position. While often helpful, these devices are not curative. Potential side effects from the use of these devices include infection, vaginal discharge and tissue erosion. These devices require daily removal and cleaning.

     Catheters, clamps and urethral plugs. Patients with overflow and stress incontinence may also be treated with simple devices that either obstruct or allow controlled flow of urine from the body. Female patients with overflow incontinence may use a permanent catheter or a single-use catheter to repeatedly self-catheterize when voiding is desired, as often as four to six times per day. Women with stress incontinence may be treated with single-use intraurethral plugs or externally applied adhesive patches, both of which are intended to stop the flow of urine. Male patients experiencing overflow incontinence may be treated with an indwelling Foley catheter or condom catheter with an external urine collection bag, or a penile clamp device. These products enable the continuous or intermittent flow of urine. The Company believes these products may be inconvenient for certain patients to use, and may cause irritation, tissue erosion and recurrent urinary tract infections.

     Pharmaceuticals. In general, drugs available for the treatment of urinary incontinence act on the nerve receptors associated with the bladder neurotransmitter system, and are used to treat urge incontinence in men and women. Although drugs can alleviate the symptoms of urge incontinence, they are not curative. Additionally, drugs may cause potential adverse cardiovascular side effects, dizziness, weakness, and urinary retention.

     Injectable materials. Women experiencing stress incontinence caused by intrinsic sphincter deficiency may be treated with injectable bulking agents, including Teflon(R), collagen and other materials, which are inserted through a needle into the area around the urethra to create a mild obstruction. These procedures often require repeat injections, making this treatment expensive and time consuming.

     Surgery. Surgery is commonly used to treat women whose primary pathology is stress incontinence. In the surgical procedure known as a bladder neck suspension, the physician elevates and stabilizes the urethra and the bladder neck in order to restore continence by preventing urethral and bladder neck prolapse (descent) during exertion. This repositioning is accomplished by elevating the bladder neck and urethra together with periurethral tissue to their original position. If intrinsic sphincter deficiency is present, a surgical procedure known as a sling operation can be performed, in which a sling is made across the urethra and bladder neck. Both types of surgery are complicated procedures in which the outcome depends on a number of factors, including the severity of pathology and the surgeon's skill. Current surgical procedures require vaginal or abdominal incisions, which are traumatic, and which normally require a hospital stay and a period of several weeks until full recovery. Approximately 120,000 bladder neck suspensions were performed in the United States in 1993.

     Men with stress incontinence may be treated with a surgically implantable device which applies pressure around the urethra and closes its lumen to restore continence. The implanted device contains a fluid filled reservoir in the abdomen and a manually activated pump located in the scrotum to release periurethral pressure and permit urination. The Company believes that this device is used relatively infrequently primarily because of its inconvenience, significant complication rate, and pain associated with misuse.

THE INFLUENCE INCONTINENCE MANAGEMENT SYSTEM

     The Company's goal is to provide health care practitioners and payors with a comprehensive set of protocols utilizing its diagnostic and therapeutic devices for the management of incontinence. The Company's product development strategy is based on the belief that current incontinence diagnostic tools and treatment options have significant limitations. The Company intends to offer the physician complementary diagnostic and therapeutic products for the management of incontinence. The Company's proposed incontinence management system is shown on the inside front cover of this Prospectus.

     The Company is developing a range of products to provide an integrated solution for the diagnosis and treatment of urinary incontinence in women and men. The Company believes that its products, if successfully introduced and adopted, can result in significant cost savings in the management of incontinence. Statements regarding the timing of patient studies and regulatory filings, and the proposed regulatory path for the Company's proposed products are forward-looking statements reflecting the Company's current plans, estimates and beliefs. Factors which may cause actual results to differ materially from such statements include, but are not limited to, those discussed in "Risk Factors -- Development Stage Company; History of Losses," "Risk Factors -- Risks Relating to Products under Development" and "Risk Factors -- No Assurance of Regulatory Approvals; Potential Delays" and "Risk Factors -- Uncertain Market Acceptance of the Company's Products."

          INFLUENCE URINARY INCONTINENCE PRODUCT DEVELOPMENT OVERVIEW

   [EACH PRODUCT DESCRIPTION IS PRECEDED BY AN ILLUSTRATION OF SUCH PRODUCT.]

                                                                                      PROPOSED REGULATORY
  PRODUCT                   DESCRIPTION                   PRODUCT STATUS(1)            PATH OR STATUS(2)
------------   -------------------------------------    ----------------------    ---------------------------
                                   INCONTINENCE FEMALE THERAPEUTIC DEVICES
In-Tac         A minimally invasive, reusable           Launched in U.S.,         510(k) cleared February
               surgical system for performing           Europe and Asia 2Q97      1997;
               bladder neck fixation and sling                                    CE Mark pending
               procedure surgery in women with
               stress incontinence.
In-Fast        A minimally invasive, disposable         Launch expected           510(k) cleared April 1997;
               surgical system for performing           worldwide in 4Q97         CE Mark pending
               bladder neck fixation and sling
               procedure surgery in women with
               stress incontinence.
Straight-In    A disposable surgical tool for open      Ongoing international     510(k) submitted July 1997
               or laparoscopic bladder neck             pilot trial
               fixation, sling procedure and vaginal
               vault prolapse surgery.
In-Flow        A temporary intraurethral valved         Ongoing U.S. IDE          PMA path;
               catheter containing an intraluminal      trial; Launched in        CE Mark approved March 1997
               pump assembly operated by a remote       Europe and Asia 2Q97
               control activator for women with
               atonic bladder (overflow
               incontinence).
In-Sure        A temporary intraurethral valved         Ongoing international     PMA path
               catheter that functions as a             pilot trial
               remote-controlled artificial
               sphincter for women with stress
               incontinence.
In-Bio         A wireless pelvic floor training and     Ongoing international     510(k) path
               biofeedback transmitter to measure       pilot trial
               intra-abdominal pressure and perineal
               muscle contractions.
                                       INCONTINENCE DIAGNOSTIC DEVICES
In-Probe       A urodynamics and pressure recording     Ongoing international     510(k) path
               system to record urethral                pilot trial
               hypermobility, uroflowmetry (urine
               flow, pattern and volume) and leak
               point pressure.
In-Tele        A wireless disposable transmitter        Preclinical               510(k) path
               that is inserted into the bladder to
               transmit bladder pressure to a
               belt-mounted receiver.
                                    INCONTINENCE MALE THERAPEUTIC DEVICES
In-Flow-M      A modified version of the In-Flow        Preclinical               PMA path
               remote-controlled intraurethral
               catheter for men with atonic bladder
               (overflow incontinence).
In-Sure-M      A modified version of the In-Sure        Preclinical               PMA path
               remote-controlled intraurethral
               catheter for men with stress
               incontinence or post-surgical urinary
               retention.
In-Cuff        A permanent, implantable, remote-        Preclinical               PMA path
               controlled, artificial dynamic
               sphincter.

---------------

(1) "Ongoing international pilot trial" means such product is currently undergoing uncontrolled clinical trials in Europe and Israel. "Preclinical" means the Company is in the process of refining product development and design prior to initiation of any clinical trials.

(2) "510(k) path" indicates those products which the Company believes will require a 510(k) clearance from the FDA prior to marketing in the U.S. "PMA path" indicates those products which the Company believes will require a PMA approval prior to marketing in the U.S. "CE Mark pending" means that a CE Mark inspection of the Israeli manufacturing facility has taken place for those products and the Company is waiting for a response.

  Female Incontinence Therapeutic Devices

     Minimally invasive surgical systems. The Company has designed minimally invasive surgical systems for performing bladder neck fixation and sling surgery in women with stress incontinence. Variations of these systems have been developed consisting of either bone anchors or bone screws and reusable or disposable insertion devices to address physician preferences and different techniques, as well as to account for country-specific preferences for reuse or disposability.

          The In-Tac surgical system. The Company has developed a system which incorporates the Company's proprietary bone anchors and spring-loaded anchor insertion device to enable incisionless, minimally invasive transvaginal bladder neck fixation and sling procedures. In the In-Tac fixation procedure, the physician affixes prolapsed periurethral tissue to the pubic bone by means of bone anchors threaded with sutures, in order to return the urethra and bladder neck to their original, preprolapsed positions, and to prevent urethral hypermobility when the patient's intra-abdominal pressure increases through exertion. In the In-Tac sling procedure, the bone anchors and sutures are used to secure a piece of graft or synthetic material beneath the bladder neck, which acts as a strut or support. This sling material prevents prolapse of the bladder neck and urethra when the patient's intra-abdominal pressure increases through exertion, as well as providing support to bladder sphincter muscles which are damaged in patients with intrinsic sphincter deficiency. Both the fixation and sling procedures are performed transvaginally by a physician utilizing the Company's proprietary reusable insertion device which inserts the bone anchors threaded with sutures through the anterior vaginal wall and into the posterior wall of the pubic bone. Neither technique requires abdominal or vaginal incisions, thereby reducing the post-operative recovery period and the need for hospitalization. The bone anchors used in these procedures are made from medical-grade nitinol, an alloy with a shape memory, and are designed to resist being pulled out from their insertion point in the pubic bone.

          The Company received FDA clearance of its 510(k) Notification for the In-Tac surgical system in August 1996 for bladder neck fixation surgery and in February 1997 for sling procedures. A CE Mark is pending. To date, approximately 115 patients in the United States and 152 patients in the rest of the world have undergone treatment with the In-Tac surgical system, with the longest follow-up being 26 months. Results reveal a success rate of approximately 85% as defined by continence and there were no adverse experiences of bleeding or osteomyelitis (bone infection). The success rate reported to date compares favorably with the results reported in the scientific literature for traditional, more invasive surgical procedures performed by urologists and gynecologists. Most patients were catheterized with a Foley catheter after an In-Tac procedure and suprapubic catheterization was not needed. The Foley catheter was removed an average of one to three days after the procedure. Additionally, in July 1997, the Company submitted a 510(k) Notification to the FDA for a coated Dacron(R) sling material which the Company intends to market with In-Tac, In-Fast and Straight-In. Distribution of In-Tac has been initiated in several European and Asian countries, and in June 1997 was launched in the U.S. through a direct sales force. See "Business -- Government Regulation."

          In-Fast surgical system. The In-Fast surgical system includes a device which is used to perform procedures similar to In-Tac for enabling incisionless, minimally invasive, transvaginal bladder neck fixation and sling procedures. The principal difference is that In-Fast utilizes titanium, self-tapping bone screws rather than nitinol bone anchors, and these screws are deployed using a disposable, battery-operated inserter rather than a reusable mechanical inserter. In-Fast offers an alternative to those physicians who prefer disposable over reusable inserters. Approximately 20 patients have undergone treatment with the In-Fast surgical system with the longest follow-up being six months. Preliminary results have been equivalent to In-Tac. The Dacron(R) sling material described for In-Tac can also be used for sling procedures using the In-Fast surgical system. In-Fast received 510(k) clearance in April 1997 in the U.S. for fixation and sling procedures and a CE Mark is pending. In-Fast will be launched in the U.S. in the fourth quarter of 1997. Distribution of In-Fast will be initiated in several European countries and Asia in the fourth quarter of 1997.

          Straight-In surgical system. The Straight-In surgical system comprises the same titanium bone screws used with In-Fast and the Company's proprietary, disposable, battery-operated, linear-shaped insertion device. Straight-In is intended for use in open or laparoscopic surgical procedures for bladder neck fixation and bladder neck sling procedures, as well as for the transvaginal repair of vaginal vault prolapse, a condition often associated with urinary stress incontinence in which the vagina has lost its anatomical position and support. Straight-In was developed to provide an Influence device alternative for physicians who continue to prefer open or laparoscopic procedures. The Dacron(R) sling material described for In-Tac can also be used for sling procedures using Straight-In. Straight-In is currently conducting international pilot trials. A 510(k) Notification was submitted to the FDA in July 1997.

     In-Flow. In-Flow, for women with overflow incontinence caused by atonic bladder, is a temporary intraurethral valved catheter containing an intraluminal pump assembly which functions as a remote-controlled artificial sphincter and urine pump providing complete and controllable continence and normalized urine flow. To urinate, the patient holds a battery-powered remote control device near the lower abdomen and presses a switch which activates a pump in the catheter, utilizing the Company's proprietary magnetic energy transfer technology, to draw urine from the bladder until the bladder is completely emptied. When urine flow has completely stopped, the patient releases the switch to stop the pump, and thereby reestablishes continence between urinations. The In-Flow catheter is designed to be inserted by a health care professional into the urethra without anesthesia in an atraumatic, non-surgical outpatient procedure approximately once per month and can be easily and atraumatically removed. In-Flow is designed to protect the patient from overdistension of the bladder, overflow incontinence and post-voiding residual urine complications, including recurrent urinary tract infection. The Company is not currently aware of any products under development that can conveniently and quickly empty an atonic bladder, while restoring continence between urinations.

     The Company received a CE Mark in March 1997 to distribute In-Flow in Europe and has initiated sales in Asia. In August 1997, the Company also received marketing clearance for In-Flow in Canada. In the U.S., an IDE has been approved for a clinical trial on 150 patients in 10 sites. The study commenced in June 1997. In correspondence with the Company, the FDA has indicated that the future PMA submission will receive expedited review provided that the conditions for granting expedited status remain valid. The Company is also performing an international pilot clinical trial in elderly nursing home patients with residual urine caused by atonic bladder or atonic bladder secondary to drugs used to treat bladder detrusor instability. See "Business -- Government Regulation."

     Approximately 209 patients have been treated with In-Flow, with the longest follow-up being 26 months. Approximately 50% of such patients discontinued use within one week of starting treatment due to discomfort or previously undetected symptoms of urge incontinence or intrinsic sphincter deficiency, for which use of In-Flow is not indicated. After one week of use, during which time the discomfort of a foreign body in the urethra appears to dissipate in many patients, the drop-out rate appears to be much lower than during the first week of use. Those patients who remain on treatment have reported being dry, and enjoying a significant improvement in their quality of life, in particular those patients with multiple sclerosis and diabetes who were previously self-catheterizing every few hours. Although it may be premature to estimate due to the small number of patients to date and the fact that some patients in early trials were given prophylactic antibiotics, the urinary tract infection ("UTI") rate of patients has been low, at approximately one to two UTIs per patient year of In-Flow treatment.

     In-Sure. In-Sure, similar in design to In-Flow, is intended for women with stress incontinence. In-Sure is a temporary intraurethral valved catheter that functions as a remote-controlled artificial sphincter, providing complete and controllable closure of the urethra. The remote control activator, which opens and closes the sphincter, is wireless, small and easy for the patient to operate. To urinate, the patient holds the remote-control unit near the lower abdominal area and presses the "open" switch, allowing urine to flow through the urethra. Pressing the "close" switch closes the valve and reestablishes continence between urinations. In-Sure offers a non-surgical alternative for the treatment of stress incontinence for women in whom surgery is contraindicated or undesirable. In-Sure is inserted and removed approximately once per month in the same manner as In-Flow.

     The Company has finalized the design of the In-Sure device, and started international pilot trials in 1996. The Company is currently evaluating its regulatory strategy for the In-Sure device and while the Company currently is working under the assumption that a PMA will be required, the Company intends to engage in further discussions with the FDA prior to making another regulatory submission for the device. See "Business -- Government Regulation."

     In-Bio. In-Bio is a wireless pelvic floor training and biofeedback device that is inserted into the vagina to measure intra-abdominal pressure and contractions of perineal muscles. These measurements, which are wirelessly transmitted to a small, portable monitor worn on the patient's belt, are intended to help a patient learn to contract pelvic floor musculature without increasing abdominal pressure. Unlike other biofeedback devices, In-Bio is wireless, allowing the patient to train while doing other activities. In-Bio is designed to provide immediate and continuous feedback to the patient, rather than relying on a physician's observations during brief and infrequent office visits. In-Bio may reduce the number of patients referred for surgery by increasing the acceptance, practice and success of pelvic floor training exercises.

     The Company is conducting an ongoing international pilot trial for In-Bio. The Company currently expects to submit a 510(k) Notification to the FDA with respect to this product. See "Business -- Government Regulation."

  Incontinence Diagnostic Devices

     In-Probe. In-Probe, which is comprised of a disposable catheter and an attached monitor, is a portable, low-cost cystometry and uroflowmetry system combined with sensors which permit quantitative measurement of urethral hypermobility and bladder leak point pressure. In-Probe is designed to provide a more accurate and quantitative diagnosis of urethral hypermobility than the diagnosis achievable using current procedures, such as the Q-tip test. The Company intends to market In-Probe as an effective, inexpensive, portable diagnostic tool.

     The Company is conducting an ongoing international pilot trial to finalize product design, and currently plans to submit a 510(k) Notification to the FDA with respect to this product. See "Business -- Government Regulation."

     In-Tele. In-Tele is a small wireless disposable transmitter which is inserted into the bladder of a male or female patient. The patient carries a reusable, belt mounted receiver, which records bladder pressure activity for eight to 24 hours, enabling more accurate diagnosis of urge incontinence or other bladder abnormalities than current, in-office diagnostic techniques. By detecting urge incontinence in patients for whom bladder neck surgery is likely to fail, In-Tele has the potential to reduce the incidence of unnecessary surgeries.

     The Company is conducting an ongoing international pilot trial to finalize product design, and currently plans to submit a 510(k) Notification to the FDA with respect to this product. See "Business -- Government Regulation."

  Male Incontinence Therapeutic Devices

     In-Flow-M. The Company is also developing a modified version of In-Flow for use in men with atonic bladder. The internal structure of the device is similar to that of the female product. Externally, the catheter will have a different shape for temporary placement and retention between the bulbar urethra and the bladder neck. In-Flow-M is being designed to be inserted under topical anesthesia. The Company intends to conduct clinical trials in 1998 to finalize the design of this product.

     In-Sure-M. The Company is developing a modified version of In-Sure for use in men with stress incontinence or acute post-surgical urinary retention. The internal structure of the device is similar to that of the female product. Externally the catheter will be similar to In-Flow-M and will be inserted in the same way. This device is currently in preclinical development.

     In-Cuff. In-Cuff is a permanent, implantable, remote-controlled, artificial sphincter. In-Cuff is expected to have an intra-abdominal pressure regulator balloon connected to a periurethral cuff, and to allow sphincter pressure to adjust dynamically to changes in abdominal pressure, thereby minimizing the risk of urethral atrophy caused by constant sphincteric pressure. Using the Company's proprietary energy transfer technology, the device is designed to be operated by a remote control unit to fully open or close the periurethral cuff, permitting normal urination, obviating the need for an intra-scrotal, hand-operated pump. In-Cuff is in an early stage of preclinical development.

OBSTRUCTIVE SLEEP APNEA AND SNORING OVERVIEW

     The foregoing discussion of obstructive sleep apnea ("OSA") and snoring is provided as a background to the Company's Sleep-In product which is in the early stages of development. The Company believes that its Sleep-In product, if successfully developed and introduced, could provide an effective treatment, either used alone or in combination with other treatments for OSA and snoring. There can be no assurance, however, that the Company will successfully develop this product, or that it will receive regulatory clearance, approval or market acceptance. See "Risk Factors -- Development Stage Company; History of Losses," "Risk Factors -- Risks Relating to Products under Development," "Risk
Factors -- No Assurance of Regulatory Approvals; Potential Delays," and "Risk Factors -- Uncertain Market Acceptance of the Company's Products."

     OSA is a disorder characterized by the repeated cessation of breathing during sleep due to obstruction of the upper airway. It is associated with impotence, heart disease, strokes, debilitating daytime drowsiness, automobile accidents and an increased mortality rate. The preponderance of OSA is difficult to assess because many people with OSA are unaware of the existence of their condition. The National Commission on Sleep Disorder Research reported in 1994 that approximately 20 million people in the U.S. have symptoms which are consistent with a diagnosis of some degree of OSA. The incidence of snoring, which may be confused with and should be differentiated from OSA, is seen in approximately 24% of men and 14% of women. In many patients with OSA, a principal contributory factor is prolapse of the base of the tongue during sleep.

     Current methods to treat OSA have low patient compliance or are highly invasive and painful, resulting in many patients electing to remain untreated. Current treatments for OSA and snoring include:

     Continuous Positive Airways Pressure ("CPAP"). This treatment involves a patient sleeping with a mask over the nose, or nose and mouth, which blows a constant minimal positive air pressure inwards in an effort to maintain airway patency. Lack of patient compliance limits the effectiveness of this treatment.

     Uvulopalatopharyngoplasty ("UPPP"). UPPP is an invasive open surgical procedure to widen the anatomy at the back of the mouth by cutting out extraneous tissues. The procedure is often associated with significant post-operative pain and other complications.

     Mandibular Advancement, Hyoid Advancement or Midglossectomy. These procedures are designed to relieve airway obstruction through advancement of the muscles of the tongue or excision of tongue musculature. These procedures are highly invasive and require a prolonged post-surgical recovery period.

     Laser Uvulopalatoplasty ("LAUP") and Radio Frequency ("RF") Uvulopalatoplasty. LAUP is a laser procedure for removing tissues at the back of the mouth, thereby widening the air passages. LAUP is a treatment designed to stop snoring but has also been used to treat patients with OSA. In patients with OSA treated with LAUP, the symptoms of snoring may be relieved without resolving the airway obstruction, leaving a patient with the dangerous condition of a silent OSA syndrome. The procedure also is associated with significant post-operative pain and debilitation (difficulty eating and delayed return to work), and needs to be repeated two to five times in order to show a therapeutic effect. More recently, uvulopalatoplasty procedures have been performed using RF energy to ablate the soft palate and cause submucosal soft tissue volume reduction in patients with habitual snoring.

THE INFLUENCE OSA AND SNORING THERAPEUTIC DEVICE

     Sleep-In. The Company is developing Sleep-In, a minimally invasive surgical system for surgery to the tongue for the treatment of OSA and snoring. The Company is seeking to establish Sleep-In as a therapy for patients with OSA and snoring to be used either alone or in combination with other treatments. The Sleep-In device is similar to the In-Fast device in that it involves the use of a titanium self-tapping screw which is inserted into the mandible at the floor of the mouth using a disposable, battery-operated, U-shaped inserter. Using a proprietary suture passer to loop a suture through the tongue base, and attaching this suture to the mandibular bone screw, the Sleep-In procedure effectuates a suspension of the tongue base so that it is less likely to prolapse during sleep. This procedure is thereby expected to reduce the incidence of OSA and snoring.

     [Diagram of a jawbone and tongue showing the bone screw placement of a Sleep-In procedure and path of suture within the tongue.]

     The Company filed a 510(k) Notification in June 1997 for Sleep-In. The Company has completed six cases of the Sleep-In procedure in an international pilot trial.

MARKETING AND SALES

     In the U.S., the Company has established a direct sales force of 10 salespersons plus support staff to distribute its products to physicians specializing in managing incontinence, including gynecologists, urologists and urogynecologists. The Company expects that marketing efforts initially will be focused on prominent physicians and will also include conference participation, direct advertising and training seminars to increase awareness of the Company's products. The Company may also implement a general media campaign intended to raise the awareness of incontinence and the available treatment options. The Company is also seeking alliances with various patient groups, including incontinence groups and various support organizations. Internationally, the Company has established direct sales forces in Germany and the U.K., comprising a full-time urologist, five salespersons, plus support staff. The Company has signed distribution alliances in approximately 25 countries to introduce, market and sell its products. The Company is coordinating worldwide marketing and sales from its U.S. corporate headquarters and has a European sales office established in Germany and an Asian sales office located in Australia. The Company is in the process of evaluating whether to use distributors or develop its own direct sales force for its Sleep-In product.

     Developing a marketing and sales capability sufficient to support sales in commercial quantities will require significant resources, and there can be no assurance that the Company will be able to recruit and retain qualified marketing personnel, direct sales personnel or contract sales representatives or that future sales efforts of the Company will be successful. Furthermore, due to the innovative nature of the Company's proposed products and the limited market awareness of such products, the Company anticipates that the marketing process may be lengthy, entailing the education of physicians in the proper use and advantages of the Company's proposed products. While the Company is committed to establishing effective distribution channels for its products, there can be no assurance that the Company will be successful in doing so. The failure to establish and maintain effective distribution channels for the Company's products, or to retain qualified sales personnel to support commercial sales of the Company's products, would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Limited Marketing and Sales Capability."

THIRD-PARTY REIMBURSEMENT

     In the U.S., the Company's products generally will be purchased directly by patients, physician groups, hospitals and suppliers. Although some of the Company's products may not be reimbursed, the Company's success will be significantly dependent on its ability to obtain satisfactory reimbursement for its products and for services associated with such products from third-party payors, including private insurance companies, health maintenance organizations, preferred provider organizations, other managed care providers, Medicare and Medicaid.

     The Health Care Finance Administration ("HCFA") administers the Medicare program and determines whether to provide coverage for a particular medical product, procedure or other service. The Company intends to make application to HCFA for coverage of its products and associated medical services. Under the Medicaid program, states generally reimburse for approved procedures on a fee-schedule basis. In addition, private insurance companies often follow HCFA's decisions regarding reimbursement.

     A key component in the reimbursement decision by HCFA, state Medicaid agencies and most private insurers is the assignment of a Current Procedural Terminology ("CPT") code which is used in the submission of claims to insurers for reimbursement of medical services. CPT codes are assigned, maintained and revised by the CPT editorial board administered by the American Medical Association. The Company believes that surgical procedures using the In-Tac and In-Fast, the Company's first two products cleared by the FDA, are covered under existing CPT codes for bladder neck surgery. The Company intends to petition the CPT editorial board for codes for its other products. There can be no assurance that the Company will succeed in securing recognition by the CPT editorial board of specific codes for medical services associated with its proposed products. In addition, HCFA assigns other codes to supplies. The Company will petition HCFA for new supply codes where necessary. There can be no assurance that the Company will succeed in obtaining these supply codes.

     Medicare and many other third-party payors do not reimburse for procedures deemed "experimental." See "Business -- Government Regulation." However, effective November 1, 1995, Medicare began allowing local carriers the discretion to cover certain devices with an approved IDE during clinical trials. The Company has received an approved IDE for In-Flow. It is uncertain at this time whether Medicare carriers will reimburse for In-Flow and, if so, at what price. Furthermore, there can be no assurance, even if the Company's future products are cleared or approved by the FDA for new clinical applications, that any reimbursement will be available for such procedures.

     The Company's strategy for obtaining reimbursement in the U.S. is to obtain appropriate reimbursement codes and perform outcome studies in conjunction with clinical trials to establish the efficacy and cost effectiveness of its products compared to competing diagnostic and therapeutic products. The Company intends to use this health economics data when approaching health care payors to obtain coverage and reimbursement authorization.

     The Company currently has minimal experience in obtaining reimbursement for its products in the United States or other countries. In addition, third-party payors are routinely limiting reimbursement coverage for medical devices and in many instances are exerting significant pressure on medical suppliers to lower their prices. The Company could also be adversely affected by changes in reimbursement policies of government or private health care payors, particularly to the extent that any such changes affect reimbursement for therapeutic or diagnostic procedures in which the Company's products are used. For example, effective January 1, 1999, HCFA will reimburse hospital outpatient departments for services and supplies based on a prospective payment system, which means that outpatient departments will be paid a flat fee for a procedure regardless of the cost of a supply or device associated with a procedure. Hospital inpatient procedures currently are reimbursed under such a system. Failure by physicians, hospitals and other users of the Company's products to obtain sufficient reimbursement from health care payors for procedures in which the Company's products are used, or adverse changes in government and private third-party payors' policies toward reimbursement for such procedures, could have a material adverse effect on the Company's business, financial condition and results of operations.

     There is widespread concern that health care reform proposals and related market initiatives in the U.S. may lead third-party payors to decline or further limit reimbursement. The extent to which third-party payors may determine that the use of the Company's products will save costs or will at least be cost effective is highly uncertain, and it is possible that they will limit coverage and reimbursement for products developed by the Company. Because of uncertainties regarding the possible federal and state health care reform measures that could be proposed and initiatives to reduce costs by private payors, the Company cannot predict whether reimbursement for the Company's products will be affected or, if affected, the extent of any effect. Third-party payors may also decline to reimburse for procedures, supplies or services determined to be not "medically necessary" or "reasonable."

     Market acceptance of the Company's products in international markets may be dependent in part upon the availability of reimbursement within prevailing health care payment systems. Reimbursement and health-care payment systems in international markets vary significantly by country, and include both government-sponsored and private health care insurance. Although the Company will seek international reimbursement approvals, obtaining such approvals can require 12 to 18 months or longer and there can be no assurance that any such approvals will be obtained in a timely manner, if at all. In addition, certain countries may require additional clinical trials to be conducted, which can be costly and time consuming and could delay or prevent the Company from obtaining reimbursement. Failure to receive additional international reimbursement approvals could have a material adverse effect on market acceptance of the Company's products in the international markets in which the Company is seeking approvals and could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Uncertainty Related to Third Party Reimbursement."

MANUFACTURING

     The Company currently intends to assemble substantially all of its products at its facility in Israel. Most components of the Company's products are manufactured by subcontractors in Israel, Germany and other locations. The Company's employees at the facility in Israel currently assemble components, perform quality assurance and control and package the products. Currently, assembled products are sterilized by a subcontractor. The Company is planning to move to a larger facility in Israel in the fourth quarter of 1997, where it will be able to expand manufacturing lines and perform sterilization in-house. Beginning in the fourth quarter of 1997, certain components, which have to date been individually manufactured by machine shops in Israel and elsewhere, will be produced by subcontractors using automated injection molding. The Company has minimal experience in manufacturing commercial quantities of its proposed products and currently has a facility capable only of limited manufacturing of its proposed products for use in clinical trials and production of certain products in commercial quantities. The Company had a product backlog in the first half of 1997 with respect to the In-Tac inserter due to production capacity constraints and is in the process of converting its subcontractor component manufacturers from small-quantity machine shop production of In-Tac components to an automated injection molded process. In order to successfully commercialize its proposed products, the Company will have to increase the number of units it can produce, reduce per-unit manufacturing costs and achieve the extremely high quality standards required for such products. In order to manufacture in commercial quantities on the foregoing basis, the Company will be required either to enhance significantly its existing capabilities and equipment and recruit and retain a sufficient number of skilled manufacturing personnel, or to enter into arrangements with third parties to manufacture its proposed products. The Company has implemented a Quality System based on the requirements of the QSReg., ISO 9001 and EN-46001. The Quality System is presently certified for ISO 9002 and EN-46002. The Company recently underwent an audit for extending the certification to ISO 9001 and EN-46001 as well as CE Marking the In-Fast and In-Tac devices, and the Company believes it has resolved the minor outstanding items that were raised during this audit. No additional visit is required and certification is expected to be finalized shortly. To date, the Company's facility has not been inspected by the FDA for compliance with the QSReg. There can be no assurance that the Company will be able to establish manufacturing capability, successfully undergo inspection by the FDA, successfully make the transition to commercial manufacturing or manufacture its products cost-effectively, or at all. Failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's new facility in Israel will require reinspection and recertification before manufacturing operations can be transferred from the old facility. See "-- Facilities."

     The principal materials used in the Company's products are currently available from several sources. Currently, however, the Company has only one source for the supply of the coated Dacron(R) sling material. The Company may, in the future, seek to enter into supply agreements with certain suppliers if it considers this to be a cost-effective means of assuring the availability of essential materials. Any interruption in the supply of raw materials currently used by the Company could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk
Factors -- Limited Manufacturing Experience," "Risk Factors -- Ability to Manage Expanding Operations," and "Risk Factors -- Dependency On Sole-Source Supplier."

PATENTS, LICENSES AND PROPRIETARY TECHNOLOGY

     The Company's success will depend in part on its ability to obtain and maintain patent protection for its products, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. The Company's strategy regarding the protection of its proprietary rights and innovations is to seek patents on those portions of its technology that it believes are patentable and to protect as trade secrets other confidential and proprietary information.

     The Company has an exclusive world-wide license to one issued U.S. patent, one pending U.S. patent application, six issued foreign patents and two pending foreign patent applications, which cover certain technology related to the In-Tac surgical system, including the inserter device, the bone anchors with sutures and a method of transvaginal bladder neck suspension surgery using an anchor and suture inserted into the pubic bone. In consideration for this license, the Company will pay to the owner thereof a royalty of 0.5% of the income derived from that technology. In addition, as of June 30, 1997, the Company had seven pending U.S. patent applications, four pending PCT patent applications, three pending European Patent Office applications and 19 foreign (national phase) patent applications pending relating to the Company's technology underlying its products. The Company also has one issued U.S. patent for technology unrelated to any of its products or currently proposed products. However, there can be no assurance as to the degree of protection offered by the claims of the issued patent or that any patents will be issued with respect to the Company's pending patent applications. In addition, methods of treating humans are generally not patentable outside of the United States, nor are claims directed to such methods enforceable in the United States against medical practitioners or related health care entities if the claims issued after September 30, 1996.

     Some of the technology used in, and that may be important to, the Company's products is not covered by any patent or patent application of the Company. The Company seeks to maintain the confidentiality of its proprietary technology by requiring employees who work with proprietary information to sign confidentiality agreements and by limiting access by parties outside the Company to such confidential information. There can be no assurance, however, that these measures will prevent the unauthorized disclosure or use of this information, or that others will not be able to independently develop such information. Moreover, as is the case with the Company's patent rights, the enforcement by the Company of its trade secret rights can be lengthy and costly, with no guarantee of success.

     To date, no lawsuits have been filed against the Company alleging that its technology or products infringe intellectual property rights of others. However, there can be no assurance that such lawsuits will not be brought against the Company in the future or that any such claims will not be successful. The Company has been notified by a third party that it has filed a PCT patent application directed to methods of and an apparatus for treating urinary incontinence by bladder neck suspension through the use of an anchor and suture inserted into bone and a procedure using an anchor with or without sutures. The Company subsequently became aware of a U.S. patent issued to such third party. The Company has conducted a review of the third party's relevant issued U.S. patents and concluded that neither the Company's In-Tac device nor its use infringes any valid claim of the patents. One of the third party's patents in question contains claims related to a medical activity and such patent issued after September 30, 1996. In accordance with a change in U.S. patent law which became effective on September 30, 1996, such claims are currently unenforceable against medical practitioners or related health care entities. To date, however, there have been no judicial decisions interpreting this section, and there can be no assurance that such patent is not enforceable against the Company or that it will not become enforceable retroactively by act of Congress or judicial decision. The Company has determined that its products do not infringe the third party's apparatus and article of manufacture claims. There can be no assurance, however, that U.S. or other patents will not issue in the future in the name of this particular third party or another party containing claims which would constrain the Company's ability to manufacture and sell its products or prevent customers of the Company from practicing the method of bladder neck suspension contemplated by use of the Company's In-Tac, In-Fast or Straight-In surgical systems. Another entity has brought to the Company's attention the existence of a Spanish patent having related European country equivalents and concerning a staple inserter useful for bladder neck suspensions. The Company has conducted an investigation of the likely scope of this third party's patents in

Europe and determined that no patent infringement liability would exist based upon the Company's sales and distribution of its In-Tac, In-Fast or Straight-In surgical systems and related anchors and/or screws.

     The Company is also aware of a number of U.S. patents of third parties related to intraurethral valved catheters for the treatment of incontinence. The Company believes that Influence's proposed devices will not infringe any valid claims of those patents. The Company has been notified by a third party that its intraurethral valved catheter infringes on claims of an issued U.S. patent. The Company has reviewed the patent, related documents and the prior art and concluded that no valid claim is infringed. There can be no assurance that a suit for patent infringement will not be filed by any of the patent owners or licensees in the future, that the Company will prevail in any suit for patent infringement, or that the Company will not be required to take a license under unfavorable terms or be enjoined from manufacturing and selling its intraurethral valved catheter incontinence devices. See "Risk
Factors -- Dependence on Patents, Licenses and Proprietary Technology."

GOVERNMENT REGULATION

     The medical devices to be marketed and manufactured by the Company are subject to extensive regulation by the FDA and, in some instances, by foreign governments. Pursuant to the FDC Act, the FDA regulates the clinical testing, manufacture, labeling, distribution and promotion of medical devices. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing approvals or clearances and criminal prosecution.

     Under the FDC Act, medical devices are classified into one of three classes (i.e., class I, II, or III) based on the controls deemed necessary to reasonably ensure their safety and effectiveness. Safety and effectiveness can reasonably be assured for class I devices through general controls (e.g., labeling, premarket notification and adherence to the QSReg.) and for class II devices through the use of general and special controls (e.g., performance standards, post market surveillance, patient registries, and FDA guidelines). Generally, class III devices are those which must receive premarket approval by the FDA to ensure their safety and effectiveness (e.g., life-sustaining, life-supporting and implantable devices, or new devices which have been found not to be substantially equivalent to legally marketed devices).

     Before a new device can be commercially introduced to the market, the manufacturer generally must obtain FDA marketing clearance through a 510(k) premarket notification or marketing approval through a premarket approval application ("PMA"). Clearance of a 510(k) Notification will be granted if the submitted information and data establish that the proposed device is "substantially equivalent" to a legally marketed class I or class II medical device, or to a class III medical device for which the FDA has not called for PMAs. Commercial distribution of a device for which a 510(k) Notification is required can begin only after the FDA issues an order finding the device to be "substantially equivalent" to a predicate device. The FDA recently has been requiring a more rigorous demonstration of substantial equivalence than in the past. The FDA sometimes requires the submission of clinical data in order to make a substantial equivalence determination. It generally takes from four to 12 months from submission to obtain 510(k) premarket clearance, but may take longer. The FDA may determine that the proposed device is not substantially equivalent, or that additional data are needed before a substantial equivalence determination can be made. A "not substantially equivalent" determination, or a request for additional data, could delay the market introduction of new products that fall into this category and could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, modifications or enhancements to the Company's products that are cleared through the 510(k) process that could significantly affect safety or effectiveness of the device or that constitute a major change in the intended use of the device will require new 510(k) submissions. If the FDA requires the Company to submit a new 510(k) Notification for any device modification, the Company may be prohibited from marketing the modified device until the 510(k) Notification is cleared by the FDA.

     A PMA application must be filed if a proposed device is not substantially equivalent to a legally marketed class I or class II device, or if it is a class III device for which the FDA has called for PMAs. Certain class III devices that were on the market before May 28, 1976 ("preamendments class III devices"), and devices that are substantially equivalent to them, can be brought to market through the 510(k) Notification process until the FDA, by regulation, calls for PMA applications for the devices. In addition to demonstrating substantial equivalence, 510(k) clearance for such devices generally requires that the facilities at which they are manufactured successfully undergo an FDA preapproval QSReg. inspection. If the FDA calls for a PMA for a preamendments class III device, a PMA must be submitted for the device even if the device has already received 510(k) clearance. However, the FDC Act requires the FDA to either down-classify preamendments class III devices to class I or class II, or to publish a classification regulation retaining the devices in class III. If the FDA down-classifies a preamendments class III device to class I or class II, a PMA application is not required. Manufacturers of preamendments class III devices that the FDA retains in class III must have a PMA application accepted for filing by the FDA 90 days after the publication of a final regulation in which the FDA calls for PMAs.

     A PMA application must be supported by valid scientific evidence which typically includes extensive data, including human clinical trial data to demonstrate the safety and effectiveness of the device. The PMA application must also contain the results of all relevant bench tests, laboratory and animal studies, a complete description of the device and its components, and a detailed description of the methods, facilities and controls used to manufacture the device. In addition the submission must include the proposed labeling, advertising literature, and training methods (if required).

     Upon receipt of a PMA application, the FDA makes a threshold determination as to whether the application is sufficiently complete to permit a substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review of the PMA. An FDA review of a PMA application generally takes one to two years from the date the PMA application is accepted for filing, but may take significantly longer. The review time is often significantly extended by the FDA asking for more information or clarification of information already provided in the submission. During the review period, an advisory committee, typically a panel of clinicians, will likely be convened to review and evaluate the application and provide recommendations to the FDA as to whether the device should be approved. The FDA is not bound by the recommendations of the advisory panel. Toward the end of the PMA review process, the FDA generally will conduct an inspection of the manufacturer's facilities to ensure that the facilities are in compliance with applicable QSReg. requirements.

     If the FDA's evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions which must be met in order to secure final approval of the PMA. The FDA may also determine that additional clinical trials are necessary, in which case PMA approval may be significantly delayed while additional clinical trials are conducted. The PMA process can be expensive, uncertain and lengthy and a number of devices for which FDA approval has been sought by other companies have never been approved for marketing.

     If human clinical trials of a device are required in connection with either a 510(k) Notification or a PMA, and the device presents a "significant risk," the sponsor of the trial (usually the manufacturer or the distributor of the device) is required to file an investigational device exemption ("IDE") application prior to commencing human clinical trials. The IDE application must be supported by data, typically including the result of animal and laboratory testing. If the IDE application is reviewed and approved by the FDA and one or more appropriate Institutional Review Boards ("IRBs"), human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a "nonsignificant risk" to the patient, a sponsor may begin the clinical trial after obtaining approval for the study by one or more appropriate IRBs, but not the FDA. Sponsors of clinical trials are permitted to sell those devices distributed in the course of the study provided such compensation does not exceed recovery of the costs of manufacture, research, development and handling. An IDE supplement must be submitted to and approved by the FDA before a sponsor or an investigator may make a change to the investigational plan that may effect the scientific soundness or the rights, safety or welfare of human subjects.

     In August 1996, the Company received FDA clearance of a 510(k) Notification for the In-Tac surgical system for use in bladder neck fixation. The Company submitted an additional 510(k) Notification for the In-

Tac surgical system, which included a bladder neck sling procedure in December 1996, and received clearance of that notification in February 1997. In January 1997, the Company submitted a 510(k) Notification for the In-Fast surgical system for use in bladder neck fixation and sling procedures, which submission received FDA clearance in April 1997.

     The FDA has determined that approval of the In-Flow device will require a PMA submission. The FDA has approved an IDE for this device and a clinical IDE study commenced in June 1997. The FDA has indicated in correspondence with the Company that the future PMA submission will receive expedited review. However, there can be no assurance that, once a PMA application is submitted for In-Flow, the FDA's condition for granting expedited status will remain valid, that the FDA will review a future PMA on an expedited basis, or that PMA approval of In-Flow could be obtained in a timely manner, if at all. There can be no assurance that clinical data obtained for In-Flow will demonstrate the safety and effectiveness of the device. Failure of any clinical data obtained for the device to support the safety and effectiveness of the device could result in a delay or non-approval of the future PMA submission and could have a material adverse effect on the Company's business, financial condition, and results of operations. Moreover, there can be no assurance that any animal or clinical data intended to support a 510(k) notification or PMA application would be sufficient to obtain clearance or approval of the device.

     The Company intends to submit 510(k) Notifications in the future for its In-Tele, In-Probe and In-Bio devices under development. However, there can be no assurance that the FDA will not require the submission of PMA applications for any or all of these devices, or that if 510(k) Notifications are submitted, 510(k) clearance could be obtained in a timely manner, if at all. The Company also intends to submit a PMA application for the In-Sure device. Failure of any clinical data obtained for the device to support the safety and effectiveness of the device could result in a delay or non-approval of the future PMA submission and could have a material adverse effect on the Company's business, financial condition and results of operations.

     In June 1997, the Company submitted a 510(k) Notification for the Sleep-In surgical device for the treatment of OSA and snoring. In July 1997, the Company submitted a 510(k) Notification for the Straight-In surgical tool for open or laparoscopic bladder neck fixation, sling procedure and vaginal vault prolapse surgery. In July 1997, the Company also submitted a 510(k) Notification for the coated Dacron(R) material to be used in sling procedures for the treatment of urinary stress incontinence. There can be no assurance that the FDA will not require the submission of substantial clinical data to support these 510(k) Notifications, that 510(k) clearance can be obtained in a timely manner, if at all, or that the FDA will not require the submission of a PMA application for either or both of these devices.

     The In-Cuff is a class III preamendments device for which the FDA has published a proposed rule in the Federal Register calling for the submission of PMA applications. Before PMA applications must be submitted, however, the FDA is required to publish a final rule indicating a specific date after which PMA applications will be required. As a result, if the Company obtains 510(k) clearance for the In-Cuff prior to the date PMA applications are required, the Company will be required to have a PMA application accepted for filing by the FDA within 90 days after the date the FDA calls for PMA applications. There can be no assurance that the Company would be able to have a PMA application accepted for filing within the required time frame or that any data or information submitted in a PMA application would be adequate to support approval of the device.

     Any devices manufactured or distributed by the Company pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA and certain state agencies. Manufacturers of medical devices for marketing in the United States are required to adhere to the FDA's QSReg., which impose certain procedural and documentation requirements with respect to device design, development, manufacturing, and quality assurance activities. Manufacturers must also comply with Medical Device Reporting ("MDR") requirements that a firm report to the FDA any incident in which its product may have caused or contributed to a death or serious injury, or in which its product malfunctioned and, if the malfunction were to recur, it would be likely to cause or contribute to death or serious injury. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade

Commission. Current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses.

     The Company is subject to routine inspection by the FDA for compliance with the QSReg., MDR requirements, and other applicable regulations. To date, the Company's facilities have not been inspected by the FDA for compliance with the QSReg. Although the Company's facilities and manufacturing procedures are designed to comply with QSReg. requirements, there can be no assurance that the FDA would find them in compliance with all relevant aspects of the QSReg.

     Labeling and promotion activities are subject to scrutiny by the FDA and in certain instances, by the Federal Trade Commission. The FDA actively enforces regulations prohibiting marketing of products for unapproved uses. The Company and its products are also subject to a variety of state laws and regulations in those states or localities where its products are or will be marketed. Any applicable state or local regulations may hinder the Company's ability to market its products in those states or localities. Manufacturers are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. There can be no assurance that the Company will not be required to incur significant costs to comply with such laws and regulations now or in the future or that such laws or regulations will not have a material adverse effect upon the Company's ability to do business.

     The Company and its products may also be subject to other Federal, state, local or foreign regulations relating to health and safety, environmental matters, quality assurance and the like. The Company's compliance with laws that regulate the discharge of materials into the environment or otherwise relate to the protection of the environment does not have a material effect on the ongoing operations of the Company. The Company has not made any material expenditures for environmental control facilities, nor does it anticipate any such expenditures for the remainder of 1997.

     Changes in existing requirements or adoption of new requirements or policies could adversely affect the ability of the Company to comply with regulatory requirements. Failure to comply with regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will not be required to incur significant costs to comply with laws and regulations in the future or that laws or regulations will not have a material adverse effect upon the Company's business, financial condition or results of operations.

     International sales are subject to foreign government regulation, the requirements of which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for the FDA approval, and the requirements may differ.

     The Company has implemented a Quality System based on the requirements of the QSReg., ISO 9001 and EN-46001. The Quality System is presently certified for ISO 9002 and EN-46002. The Company recently underwent an audit for extending the certification to ISO 9001 and EN-46001 as well as CE Marking the In-Fast and In-Tac devices, and the Company has resolved the several minor outstanding items that were raised during such audit. No additional visit is required and certification is expected to be finalized shortly. The European Union (the "EU") requires that medical devices receive a CE Mark by mid-1998 in order to commercially market and sell medical products in the countries of the European Economic Area. While the Company intends to satisfy the requisite policies and procedures that will permit it to receive ISO 9001 and CE Mark certification for future products, there is no assurance that it will be successful in meeting such certification requirements.

     See also "Risk Factors -- No Assurance of Regulatory Approvals; Potential Delays."

RESEARCH AND DEVELOPMENT

     The primary activity of the Company to date has been the research and development of technology for the diagnosis and treatment of urinary incontinence. In addition, the Company has identified other potential applications for its core proprietary technologies. The Company believes that its future success will depend in large part upon its ability to enhance its proposed products and to develop new products. Accordingly, the

Company intends to devote significant funds and efforts to research and development. The Company conducts all of its research and development activities in Israel. As of June 30, 1997, substantially all of the employees of the Company in Israel were involved in research and development. To June 30, 1997, the Company has spent approximately $6.0 million on research and development. See "Risk Factors -- Intense Competition and Risks Associated with Rapid Technological Change," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business -- Competition."

     The Company's proprietary technology may be applicable in medical devices other than those currently under development. The Company's proprietary remote control technology is being applied to the development of a penile prosthesis for men with impotence, to compete with currently available prostheses which operate on a manual pressure system. The Company has commenced development of a valveless intraluminal left ventricle cardiac assist device which will employ the Company's proprietary wireless magnetic energy transfer technology. The Company believes that its bone screws and proprietary bone anchors and related inserters developed for the bladder neck fixation and sling procedures, may be developed or licensed for use in orthopedic applications. The Company believes that the petal-like fins which enable the urethral catheter to be fixated at the bladder neck may be applied in non-urological devices, such as tracheostomy and gastrostomy devices.

COMPETITION

     The Company is engaged in rapidly evolving and highly competitive fields. The Company believes that the primary competitive factors include the level of physician and consumer awareness and acceptance of available treatment methods, consistency of product quality and delivery, price, technical capability and the training of health care professionals and consumers in the use of available treatment methods. The Company's ability to compete in this industry will also be affected by its product development capabilities and innovation, its ability to obtain required regulatory clearances and approvals, its ability to protect the proprietary technology included in its products, its manufacturing and marketing capabilities and its ability to attract and retain skilled employees. Current major competitors who compete in the incontinence market include Kimberly-Clark Corp., Procter & Gamble Co., Johnson & Johnson, C.R. Bard Inc., Kendall Co., Mentor Corp. and Baxter Technologies, Inc. Current major competitors who compete in the market for surgical or implantable products for incontinence include Boston Scientific Corporation, American Medical Systems, Inc., C.R. Bard, Inc., Mentor Corp. and Johnson & Johnson. The Company is aware that Rochester Medical Corp., UroQuest Medical Corporation, UroHealth Inc., UroMed Corp. and HK Medical Technologies have developed or are developing intra-urethral devices for the treatment of incontinence. Companies with devices available or under development to treat OSA or snoring include Healthdyne Technologies Inc., Nellcor Puritan Bennett Incorporated, Respironics, Inc., ResMed, Inc. and Somnus Medical Technologies, Inc.

     Many of the Company's competitors and potential competitors have significantly greater financial, manufacturing, marketing, distribution and technical resources and experience than the Company. It is possible that other large health care and consumer products companies may enter markets targeted by the Company. Furthermore, academic institutions, governmental agencies and other public and private research organizations will continue to conduct research, seek patent protection and establish arrangements for commercializing products. Such products may compete directly with any products which may be offered by the Company. Finally, competitors in the medical device industry have in the past and may in the future employ litigation to gain a competitive advantage. See "Risk Factors -- Dependence on Patents, Licenses and Proprietary Technology" and "Risk Factors -- Intense Competition and Risks Associated with Rapid Technological Change."

EMPLOYEES

     As of June 30, 1997, the Company employed 76 individuals on a full-time basis, 50 of which were located at the Company's facility in Israel. Nineteen of the Company's employees were engaged in manufacturing and quality control, 18 were engaged in research and development, 20 were involved in sales and marketing and 15 were engaged in general and administrative activities. The Company believes that it has been highly successful in attracting experienced and capable personnel. However, there can be no assurance that the Company will continue to do so. See "Risk
Factors -- Dependence upon Key Personnel."

     The Company is not a party to any collective bargaining agreements. However, the Company's Israeli operations are subject to various Israeli labor laws and labor practices, and to administrative orders extending certain provisions of collective bargaining agreements between the Histadrut (Israel's General Federation of Labor) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers' organizations) to all private sector employees. For example, mandatory cost of living adjustments, which compensate Israeli employees for a portion of the increase in the Israeli consumer price index, are determined on a nationwide basis. Israeli law also requires the payment of severance benefits upon the termination or death of an employee, and, in certain circumstances, upon the retirement of an employee. In order to meet these requirements, the Company contributes on an ongoing basis towards "managers' insurance" funds that combine pension, insurance and, if applicable, severance pay benefits. These contributions are expected to cover a significant portion of the Company's obligations, but certain additional sums may be payable by law. In addition, Israeli employers and employees are required to pay specified percentages of wages to the National Insurance Institute, which is similar to the United States Social Security Administration. Other provisions of Israeli law or regulation govern matters such as the length of the workday, minimum wages, other terms of employment and restrictions on discrimination. See "Risk Factors -- Principal Subsidiary's Location in Israel."

FACILITIES

     The Company maintains its principal executive office in a 1,300 square foot facility in San Francisco, California, pursuant to a lease expiring in June 1998. These operations will move to a 3,100 square foot facility in San Francisco in the fourth quarter of 1997, pursuant to a lease expiring in June 1999. The Company currently leases approximately 8,000 square feet in Ramat Gan, Israel, pursuant to a lease expiring in February 1998. The Israeli facility is dedicated to research and development, manufacturing and administration. The current manufacturing space is adequate to support production for the Company's ongoing clinical trials and the Company's planned commercialization of only certain of its products. The Company will move these operations to a larger facility of approximately 18,000 square feet in Herzliya, Israel, in the fourth quarter of 1997. The Company believes that the new facility will provide adequate space for the manufacture and assembly of commercial quantities of its products. The FDA regulates facilities that manufacture medical devices intended for sale in the U.S. Although the Company's facilities and manufacturing procedures are designed to comply with QSReg. requirements, there can be no assurance that the FDA would find them in compliance with all relevant aspects of the QSRegs. During the investigational device trial phase, the Company is exempt from these formal requirements. In addition, the Company's new facility in Herzliya will be required to receive a new ISO 9001 certification. See "Risk Factors -- No Assurance of Regulatory Approvals; Potential Delays," "Risk Factors -- Limited Manufacturing Experience," "Risk Factors -- Principal Subsidiary's Location in Israel," "Business -- Manufacturing" and
"Business -- Government Regulation."

PRODUCT LIABILITY AND WARRANTIES

     The testing, marketing and sale of medical devices entail a risk of product liability claims by consumers and others. The Company maintains product liability insurance with an aggregate coverage limit of $5 million. The Company expects to review the adequacy of such coverage from time to time. There can be no assurance that the Company will be able to secure or maintain product liability insurance in such amounts that management believes to be reasonably sufficient to cover foreseeable product liability claims. Furthermore, market clearance or approval of the Company's products by the FDA will not shield the Company from product liability exposure. See "Risk Factors -- Product Liability Exposure."

LEGAL PROCEEDINGS

     The Company is not a party to any material legal proceedings, nor is the property of the Company the subject of any such proceedings.

SCIENTIFIC ADVISORY COMMITTEE

     The Company has established a Scientific Advisory Committee consisting of experts in the field of urology or gynecology which will review clinical studies and recommend product development strategies. Certain members of the Scientific Advisory Committee listed below have received options to purchase shares of Common Stock in connection with previous services to the Company. Members of the Scientific Advisory Committee annually may be granted options to purchase shares of Common Stock. In addition, members will be reimbursed for their out-of-pocket expenses and will be paid consulting fees for each meeting of the Scientific Advisory Committee they attend.

             NAME                                         POSITION
------------------------------  -------------------------------------------------------------
David Barrett, M.D. ..........  Professor of Urology, Mayo Graduate School of Medicine;
                                Chairman, Department of Urology, Mayo Clinic, Rochester,
                                Minnesota
Jerry Blaivas, M.D. ..........  Clinical Professor of Urology, Cornell University Medical
                                School
Richard Bump, M.D. ...........  Associate Professor and Chief, Gynecologic Specialties, Duke
                                University
Shlomo Raz, M.D. .............  Professor of Urology, University of California at Los Angeles
                                Medical Center
Stewart Stanton, M.B.B.S. ....  Director of the Urogynecology Unit and Co-Director of the
                                Pelvic Floor Reconstruction Centre at St. George's Hospital
                                in London, England
Alan Wein, M.D. ..............  Professor and Chair of the Urology Department, University of
                                Pennsylvania Medical School; Chief of Urology, Hospital of
                                the University of Pennsylvania

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The directors, executive officers and key employees of Influence, Inc. and IMT, the Company's Israeli subsidiary, are as follows:

             NAME                AGE                           POSITION
-------------------------------  ----  --------------------------------------------------------
Peter A. Bick, M.D.............    43  Chief Executive Officer, President and Director
Mordechay Beyar, M.D...........    41  General Manager of IMT and Vice Chairman of the Board of
                                       Directors
Oren Globerman.................    37  General Manager of IMT and Vice Chairman of the Board of
                                       Directors
John M. Harland................    45  Vice President, Finance, Chief Financial Officer and
                                       Treasurer
Nir Cohen......................    34  Vice President, Operations of IMT
Ze'ev Sohn, Ph.D...............    36  Vice President, Research of IMT
Michael Arad...................    50  Vice President, Manufacturing of IMT
Lewis C. Pell..................    53  Chairman of the Board of Directors
Shimon Eckhouse, Ph.D..........    52  Director

     Dr. Bick has been Chief Executive Officer and President of Influence since May 1996, and a director since July 1996. From June 1994 to February 1996, he was a partner at Sequoia Capital, a venture capital firm. Prior to his employment at Sequoia, Dr. Bick was a partner at Burr, Egan, Deleage & Co., a venture capital firm, beginning in January 1993. Previously, Dr. Bick was President of Quintiles, Inc., a U.S. subsidiary of Quintiles Transnational Ltd., a contract research, sales and manufacturing organization, which he joined in 1990. Dr. Bick is a physician and Board Certified psychiatrist who completed his training at Harvard Medical School. He holds an M.B., B.S. from the Royal Free Hospital School of Medicine at the University of London and an M.B.A. from Columbia University.

     Dr. Beyar is a founder of Influence and has served as a director since its inception in November 1994. Dr. Beyar also serves as a General Manager of the Company's Israeli subsidiary. In addition to his work for the Company, from 1994 to the present, Dr. Beyar has served part-time as a practicing urologist at B'nai Zion Hospital in Haifa, Israel. He holds numerous patents in the field of medical devices. Dr. Beyar was a founder of InStent Inc., a developer of medical stents, and served as a director of InStent Inc. from its founding in 1991 until its acquisition by Medtronic, Inc. From 1991 to the present, Dr. Beyar has also served as a Co-General Manager of the Israeli subsidiary of InStent. Dr. Beyar received an M.D. from Tel Aviv University Medical School.

     Mr. Globerman is a founder of Influence and has served as a director since its inception in November 1994. He also serves as a General Manager of the Company's Israeli subsidiary. Mr. Globerman has also served as the Co-General Manager for the Israeli subsidiary of InStent since that company's founding in April 1991. Mr. Globerman holds a B.Sc. in Engineering from Tel Aviv University.

     Mr. Harland has been Vice President, Finance and Chief Financial Officer of Influence, since October 1996, and was appointed Treasurer in June 1997. From May 1995 to October 1996, he was Vice President, Finance, Chief Financial Officer and Secretary of Indigo Medical, Incorporated, a urology device company. From January 1994 until May 1995, Mr. Harland served as Vice President of Finance and Chief Financial Officer of Neurobiological Technologies, Inc., a biotechnology company. Previously, he was Vice President, Finance, Chief Financial Officer and Secretary of Cardiovascular Imaging Systems, Inc., a cardiovascular device company, from September 1989 to September 1993. Mr. Harland is a Certified Public Accountant and holds an M.A. in Natural Sciences and Business Studies from Cambridge University and an M.B.A. from Golden Gate University.

     Mr. Cohen has been Vice President, Operations of IMT since January 1997. From January 1992 to January 1997, he was employed by Orbotech, Inc., a technology company, most recently as Customer Support

Manager in charge of operations in the Central U.S. Mr. Cohen holds a B.Sc. in Electrical Engineering from the Technion-Israel Institute of Technology and an M.B.A. from Tel-Aviv University.

     Dr. Sohn has been Vice President, Research of IMT since January 1995. Prior to joining Influence, Dr. Sohn was a research and development engineer for Orbotech, Ltd., an Israeli technology company, from December 1993 to December 1994. From January 1991 to December 1993, Dr. Sohn was an engineer at Israel Aircraft Industries, an aerospace manufacturer. Dr. Sohn holds a Ph.D. in mechanical engineering from Columbia University.

     Mr. Arad has been Vice President, Manufacturing of IMT since March 1995. From 1988 to 1995, Mr. Arad was Chief Engineer and Manager of Quality Assurance at Dan Sprinklers, Ltd. in Israel, and previously was a Group Leader in the Research and Development Department of BMY, Inc., a subsidiary of Harsco Corp., a defense products manufacturer. Mr. Arad holds a B.Sc. in Mechanical Engineering from the Technion-Israel Institute of Technology.

     Mr. Pell is a founder of Influence and has served as Chairman of the Board since its inception in November 1994. In 1991, Mr. Pell co-founded InStent, and served as its Chairman until InStent was acquired by Medtronic, Inc. in June 1996. Mr. Pell was a director of Heart Technology Inc. from April 1989 until it was acquired by Boston Scientific Corp. in December 1995. Since May 1992, Mr. Pell has served as Vice Chairman and a director of Vision Sciences Inc., a publicly held medical device company. Mr. Pell is a founder or co-founder of a number of other privately held medical device and biotechnology companies.

     Dr. Eckhouse has been a director of Influence since July 1996. Since April 1992, Dr. Eckhouse has served as Chief Executive Officer and a Director of ESC Medical Systems Ltd., an Israeli company which develops and manufactures medical equipment ("ESC") and since January 1997 Dr. Eckhouse has served as Chairman of the Board of Directors of ESC. From 1986 to 1991, he was the manager of the advanced product development department of Maxwell Laboratories Inc. Dr. Eckhouse holds a Ph.D. in physics from the University of California at Irvine.

COMMITTEES

     Prior to the consummation of the Offering, the Board of Directors will establish an audit committee to oversee the auditing of the Company's consolidated financial statements and a compensation committee to make recommendations concerning the salaries and incentive compensation of employees of the Company, and to administer the 1995 Stock Option Plan.

COMPENSATION OF DIRECTORS

     Directors currently receive no cash fees for services provided in that capacity but may be reimbursed for out-of-pocket expenses they incur in connection with their attendance at meetings of the Board of Directors.

EXECUTIVE COMPENSATION

     The following table sets forth certain information for the years ended December 31, 1995 and 1996 with respect to the annual and long-term compensation of the Company's Chief Executive Officer and each executive officer whose annual salary and bonus exceeded $100,000 (collectively, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                             LONG-TERM
                                                                                            COMPENSATION
                                                                                               AWARDS
                                                         ANNUAL COMPENSATION                ------------
                                            ---------------------------------------------    SECURITIES
                                                                           OTHER ANNUAL      UNDERLYING
                   NAME                     YEAR   SALARY($)   BONUS($)   COMPENSATION($)    OPTIONS(#)
------------------------------------------  ----   ---------   --------   ---------------   ------------
Peter A. Bick, M.D. ......................  1996   $  88,303       (2)             --          296,400
  President and Chief Executive Officer(1)
Mordechay Beyar, M.D. ....................  1995      35,000       --              --               --
  General Manager, IMT(3)                   1996     150,000       --          38,324               --
Oren Globerman............................  1995      35,000       --              --               --
  General Manager, IMT(3)                   1996     150,000       --          38,324               --
Andrew M. Smith...........................  1995     150,000       --              --               --
  Vice President and Chief Operating        1996     150,000       --              --               --
     Officer(4)

---------------

(1) Dr. Bick joined the Company in 1996. Dr. Bick's 1996 salary does not include $30,000 paid to Dr. Bick in 1996 for consulting services to the Company prior to becoming President and Chief Executive Officer. See
    "Management -- Employment Agreements" regarding terms of Dr. Bick's employment agreement, including the grant of options to him.

(2) Dr. Bick was awarded a $50,000 bonus in 1997 for services to the Company from May 1996 through May 1997. None of such bonus was paid in 1996.

(3) Includes amounts paid to NMB for the services of Dr. Beyar and Mr. Globerman. See "Management -- Employment Agreements" and "Certain Transactions."

(4) Mr. Smith resigned from the Company on May 15, 1996. His 1996 salary includes severance payments.

STOCK OPTION INFORMATION

     The following table sets forth certain information concerning stock options granted during the fiscal year ended December 31, 1996 to the Named Executive Officers.

              OPTION GRANTS IN FISCAL YEAR ENDED DECEMBER 31, 1996

                                        INDIVIDUAL GRANTS
                       ---------------------------------------------------
                                    PERCENT OF                                     POTENTIAL REALIZABLE
                       NUMBER OF      TOTAL                                          VALUE AT ASSUMED
                       SECURITIES    OPTIONS                                   ANNUAL RATES OF STOCK PRICE
                       UNDERLYING   GRANTED IN                                       APPRECIATION FOR
                        OPTIONS       FISCAL     EXERCISE                           OPTION TERMS($)(4)
                        GRANTED        1996        PRICE      EXPIRATION    ----------------------------------
        NAME             (#)(1)       (%)(2)     ($/SH)(3)       DATE          0%          5%          10%
---------------------  ----------   ----------   ---------   -------------  --------   ----------   ----------
Peter A. Bick,
  M.D. ..............    296,400       56.9%       $3.21     May 31, 2005   $379,392   $1,216,348   $2,500,402

---------------

 (1) Options were granted under the Company's 1995 Stock Option Plan.

 (2) Based on an aggregate of 534,300 options granted by the Company in the year ended December 31, 1996, to employees of and consultants to the Company, including the Named Executive Officers.

(3) The exercise price per share of each option was below the fair market value of the underlying Common Stock on the date of grant. The Company will recognize non-cash compensation expense associated with these options.

(4) The potential realizable value is calculated based on the term of the option at its time of grant (ten years). It is calculated assuming that the fair market value of the Common Stock on the date of grant ($4.49 per share) appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. The 0%, 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the Company's future Common Stock prices. Actual gain, if any, on stock options exercised are dependent on the future performance of the Common Stock and overall stock market condition. The amounts reflected in the table may be higher or lower than the amounts actually realized.

OPTION EXERCISES IN 1996 AND FISCAL YEAR END OPTION VALUES

     The following table sets forth certain information with respect to stock option exercises during the fiscal year ended December 31, 1996 by the Named Executive Officers and the value of stock options held by such individuals at the end of the year.

                    OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

                                                                NUMBER OF SHARES            VALUE OF UNEXERCISED
                                                             UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                                   OPTIONS AT                    OPTIONS AT
                                SHARES         VALUE          DECEMBER 31, 1996(#)         DECEMBER 31, 1996($)(2)
                              ACQUIRED ON     REALIZED     ---------------------------   ---------------------------
            NAME              EXERCISE(#)      ($)(1)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----------------------------  -----------   ------------   -----------   -------------   -----------   -------------
Peter A. Bick, M.D. ........     23,400       $224,874         163,800         109,200     1,439,802   $     959,868

---------------

(1) Based on the estimated fair market value on the date of exercise of $12.82 per share, less the exercise price of $3.21 per share.

(2) Based on a value of $12.00 per share, the initial public offering price, less the per share exercise price shown in the Option Grant Table, multiplied by the number of shares underlying the unexercised options.

EMPLOYMENT AGREEMENTS

     Under the terms of an employment agreement dated May 31, 1996 between the Company and Dr. Bick, Dr. Bick receives a salary of $150,000 per annum, plus a performance bonus to be determined by the Board of Directors. In addition, Dr. Bick was granted options to purchase 296,400 shares of Common Stock at an exercise price of $3.21 per share, 132,600 of which vested immediately, 54,600 which vested on May 31, 1997 and the remainder of which vests in equal installments on May 31, 1998 and 1999. If Dr. Bick is terminated without cause, his salary and health benefits will be paid for six months and the next succeeding vesting date of his stock options will be accelerated to the date of termination. Upon a change in control of the Company, any stock options not yet vested will, under certain circumstances, immediately vest. Dr. Bick's employment agreement expires on May 31, 1999.

     Each of Mr. Globerman and Dr. Beyar entered into agreements with the Company in August 1996 pursuant to which each was to receive an annual salary of $150,000 and devote such time to the Company as is necessary for the management of the business and affairs of the Company. Such salary was intended to be in lieu of any further payments to NMB Medical Applications Ltd. ("NMB"), a research and development company controlled by Mr. Globerman and Dr. Beyar, which had been made at the rate of $7,000 per month prior to July 1, 1996. At the subsequent request of Dr. Beyar and Mr. Globerman, the Company has fulfilled its obligations under the agreements by continuing to pay NMB the amounts due Dr. Beyar and Mr. Globerman under such agreements.

     Under the terms of an employment agreement dated October 1, 1996 between the Company and Mr. Harland, Mr. Harland receives a salary of $125,000 plus a performance bonus. In addition, Mr. Harland was granted options to purchase 46,800 shares of Common Stock at an exercise price of $3.21 per share, of which 15,600 vested immediately and the remainder of which will vest in equal installments on September 30, 1997 and 1998. Upon a change of control of the Company any stock options not yet vested will, under certain circumstances, immediately vest. Mr. Harland's employment agreement expires on October 1, 1998.

STOCK OPTION PLANS

     The Company has reserved a total of 1,497,600 shares of Common Stock for issuance pursuant to the Company's stock option plan (the "1995 Stock Option Plan"). As of the date of this Prospectus, the Company has granted to employees and to certain individuals who provided valuable services to the Company options to purchase an aggregate of 1,090,206 shares of Common Stock at a weighted average exercise price of $6.40 per share under the 1995 Stock Option Plan. Of these, options to purchase 39,000 shares have been exercised and options to purchase 536,364 shares are exercisable immediately. The remaining options are exercisable from 1997 through 2000. See "Shares Eligible for Future Sale."

     The 1995 Stock Option Plan is administered by the Compensation Committee of the Board of Directors. Subject to the provisions of the 1995 Stock Option Plan, the Compensation Committee has the authority to select the optionees or stock recipients and determine the terms of the options or restricted stock granted, including: (i) the number of shares, (ii) option exercise terms, (iii) the exercise or purchase price, (iv) the duration of the option and (v) the time, manner and form of payment for restricted stock and upon exercise of an option. An option is not transferable by the optionholder except by will or by the laws of descent and distribution, or, in the case of nonqualified options only, pursuant to a valid domestic relations order.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information as of June 30, 1997, and as adjusted to reflect the sale by the Company of the Common Stock being offered hereby, with respect to beneficial ownership of Common Stock by: (i) each person who is known by the Company to be the beneficial owner of more than 5% of Influence's outstanding shares of Common Stock; (ii) each of the Company's Named Executive Officers; (iii) each of the Company's directors; and (iv) all directors and executive officers of the Company as a group. Except where otherwise indicated, Influence believes, based on information furnished by such owners, that the beneficial owners of the Shares listed below have sole investment and voting power with respect to such shares.

                                                                              PERCENT OF TOTAL
                                                            SHARES       ---------------------------
                                                           BENEFICIALLY   PRIOR TO          AFTER
                          NAME                             OWNED(#)(1)   OFFERING(%)     OFFERING(%)
---------------------------------------------------------  ---------     -----------     -----------
Oren Globerman(2)........................................  1,291,680        16.75%          12.65%
Mordechay Beyar, M.D.(3).................................  1,047,540        13.59           10.26
Lewis C. Pell(4).........................................    825,240        10.70            8.08
Katsumi Oneda(5).........................................    785,460        10.19            7.69
Medtronic Asset Management, Inc.(6)......................    419,787         5.45            4.11
Peter A. Bick, M.D.(7)...................................    187,200         2.38            1.80
All directors and executive officers as a group (9
  persons)(8)............................................  3,744,909        47.57           36.10

---------------

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, based on factors including voting and investment power with respect to Shares. Applicable percentage ownership is based on 7,709,277 Shares outstanding as of June 30, 1997 (assuming the conversion of Series A Convertible Preferred Stock) and 10,209,277 Shares outstanding after the Offering. Shares of Common Stock subject to the options currently exercisable, or exercisable within 60 days after June 30, 1997, are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person.

(2) Mr. Globerman owns all of such shares through Globerman Engineering Ltd., a company organized under the laws of the State of Israel, of which Mr. Globerman and his brother are the sole shareholders. Does not include 156,000 shares of Common Stock owned by Benjamin Globerman, Mr. Globerman's brother, and 15,600 shares of Common Stock owned by Arie Spectorovsky, Mr. Globerman's cousin, beneficial ownership of all such shares being disclaimed by Mr. Globerman. Mr. Globerman's address is care of Influence Medical Technologies, Ltd., Abba Hillel 14, Ramat Gan 52506, Israel.

(3) Dr. Beyar owns all of such shares through UroTek Ltd., a company organized under the laws of the State of Israel, of which Dr. Beyar and his wife are the sole shareholders. Does not include 312,000 shares of Common Stock beneficially owned by Raphael Beyar, Dr. Beyar's brother, 15,600 shares of Common Stock owned by Foster Padway, Dr. Beyar's brother-in-law, and 15,600 shares of Common Stock owned by Meyer Bachar, Dr. Beyar's cousin, beneficial ownership of all such shares being disclaimed by Dr. Beyar. Dr. Beyar's address is c/o Influence Medical Technologies, Ltd., Abba Hillel 14, Ramat Gan 52506, Israel.

(4) Does not include 7,800 shares of Common Stock held by Aron Pell, Mr. Pell's brother, 15,600 shares of Common Stock held by Norman Pell, Mr. Pell's father, 156,000 shares of Common Stock held by Jessica H. Pell, Mr. Pell's daughter and 156,000 shares of Common Stock held by Phyllis L. Pell, Mr. Pell's wife as custodian for Candice Pell, their daughter, beneficial ownership of all such shares being disclaimed by Lewis C. Pell. Mr. Pell's address is 40 Ramland Road South, Suite 18, Orangeburg, New York 10962.

(5) Does not include 156,000 Shares held by Hidetoshi Oneda and 156,000 Shares held by Nami Oneda, Mr. Oneda's son and daughter, respectively. Mr. Oneda's address is 40 Ramland Road South, Orangeburg, New York 10962.

(6) Medtronic Asset Management Inc. is a wholly owned subsidiary of Medtronic, Inc., whose address is 7000 Central Avenue N.E., Minneapolis, Minnesota 55432.

(7) Including options to purchase 163,800 shares of Common Stock exercisable within 60 days of June 30, 1997. Dr. Bick's address is care of the Company at 601 Montgomery Street, Suite 845, San Francisco, California 94111.

(8) Includes options held by Dr. Bick, as described in footnote (7).

                              CERTAIN TRANSACTIONS

     In connection with the founding of the Company, NMB Medical Applications Ltd. ("NMB"), a company controlled by Oren Globerman and Dr. Mordechay Beyar, founders, directors and principal stockholders of the Company, transferred certain of the Company's core technology to the Company in exchange for $300,000. In March 1995, the Company paid NMB $26,500 to reimburse NMB for development expenditures related to additional technology transferred to the Company. During 1995, the Company purchased equipment from NMB for $25,000. From March 1995 until June 30, 1996, Influence paid NMB a consulting fee of $7,000 per month principally for the services of Dr. Beyar and Mr. Globerman, who received no direct compensation from the Company. Dr. Beyar and Mr. Globerman each entered into agreements with the Company in August 1996 pursuant to which each was to receive an annual salary of $150,000. At the subsequent request of Dr. Beyar and Mr. Globerman, the Company has fulfilled its obligations under the agreements by continuing to pay NMB the amounts due Dr. Beyar and Mr. Globerman under such agreements.

     During 1995, the Company sold an aggregate of 713,000 shares of Series A Convertible Preferred Stock to investors at a purchase price of $5.00 per share. Each share of Series A Convertible Preferred Stock is convertible into 1.56 shares of Common Stock and has a liquidation value of $5.00 per share. In September 1996, the Company received stockholder approval of an amendment to the Series A Convertible Preferred Stock to provide for the automatic conversion of the Series A Convertible Preferred Stock prior to completion of a public offering.

     On September 20, 1995, the Company repurchased 62,400 shares of Common Stock at a price of $3.21 per share from each of Mordechay Beyar, Oren Globerman and Ze'ev Sohn, executive officers of the Company.

     Mr. Lewis C. Pell, the Chairman of the Board of Directors of Influence, made loans to Influence on June 10, August 14, and November 7, 1996, in the aggregate amount of $3 million. All outstanding principal and interest were repaid to Mr. Pell on December 18, 1996. In April 1996, the Company entered into an agreement with Jessco Medical Supply Company ("Jessco"), a company owned by Mr. Pell. Under the agreement the Company pays $2,500 per month to Jessco for consulting services. During 1996, the Company paid $22,500 to Jessco for such services. The Company believes that such transactions were on terms no less favorable to the Company than those obtainable from a third party.

     Medtronic became a shareholder of the Company in connection with an agreement, dated November 10, 1996 (the "Medtronic Agreement") between Medtronic, the Company and substantially all of the stockholders of the Company. Under the terms of the Medtronic Agreement, Medtronic received, in December 1996, an option to acquire substantially all of the shares of common and preferred stock of the Company for approximately $180 million, or for approximately $22 per share on a fully diluted basis. Pursuant to the Medtronic Agreement, Medtronic invested $20 million in the Company and received a convertible debenture of the Company (the "Debenture"). Medtronic's option to acquire the Company expired unexercised on June 10, 1997. Pursuant to the terms of the Debenture, all outstanding principal and accrued interest on June 10, 1997, which amounted to $20,837,808, automatically converted into Common Stock at a conversion price of $49.64 per share, which resulted in the issuance to Medtronic of 419,787 shares, or approximately 5.5% of the outstanding Common Stock of the Company prior to the completion of the Offering.

     The Company has agreed pursuant to the Debenture to prepare and file under the Securities Act of 1933 (the "Securities Act") a registration statement covering the offer and sale of Medtronic's shares of Common Stock, upon the request of Medtronic at any time six months following the completion of the Offering. In addition, the Company has agreed to include Medtronic's shares in any registration statement (other than the registration statement of which this Prospectus is a part) filed by the Company under the Securities Act. See "Shares Eligible for Future Sale."

     Certain technology related to In-Probe is licensed to the Company by one of its inventors. Pursuant to that license, the inventor is entitled to a royalty of 3% of In-Probe sales. The inventor retains the right to sell the device in countries in which the Company has not engaged a distributor. The Company and the inventor have an agreement in principle that the inventor will assign all his rights in In-Probe to the Company in exchange for options to purchase 20,000 shares of Common Stock at the initial public offering price.

     For a description of certain employment agreements, see
"Management -- Employment Agreements."

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of Influence consists of 30,000,000 shares of Common Stock, $0.001 par value per share, and 850,000 shares of Preferred Stock, $0.01 par value per share. Prior to the Offering, there were outstanding an aggregate of 6,596,997 shares of Common Stock and 713,000 shares of Series A Convertible Preferred Stock which will convert into 1,112,280 shares of Common Stock prior to the closing of the Offering.

     The following summary of certain provisions of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of Influence, Inc.'s Second Amended and Restated Certificate of Incorporation (the "Certificate") which is included as an exhibit to the Registration Statement, and by the provisions of applicable law.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders. Voting rights are not cumulative, with the result that holders of more than 50% of the shares of Common Stock are able to elect all of the Directors. Holders of Common Stock are entitled to receive dividends, when, as and if declared by the Board of Directors in its discretion out of funds legally available therefor. See "Dividend Policy." The holders of Common Stock are entitled to receive on a pro rata basis all assets remaining for distribution to stockholders, subject to the rights of any Preferred Stock outstanding, upon liquidation or dissolution of the Company. The Common Stock does not have preemptive or other subscription rights, any conversion rights or any redemption or sinking fund provisions. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be when sold, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     Upon the closing of the Offering, the Board of Directors will have the authority to issue 850,000 shares of Preferred Stock in one or more series and to fix the relative rights, preferences, privileges, qualifications, limitations and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The Board of Directors could, without the approval of the stockholders, issue Preferred Stock having voting or conversion rights that could adversely affect the voting power of the holders of Common Stock, and the issuance of Preferred Stock could be used, under certain circumstances, to render more difficult or discourage a hostile takeover of the Company. The Company has no present plans to issue any shares of Preferred Stock.

LIMITATION OF LIABILITY

     The Certificate contains provisions which stipulate that a director will not be personally liable for monetary damages to the Company or its shareholders which result from breaches of a director's fiduciary duty other than liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the Delaware General Corporation Law or for any transaction from which the director derived improper personal benefit. Further, the Certificate provides generally for indemnification of the directors and officers of the Company to the fullest extent permitted under Delaware law, and permits indemnification for all other persons whom the Company is permitted to indemnify. Management believes that such provisions are necessary to attract and retain qualified directors and officers.

CERTAIN STATUTORY PROVISIONS

     In addition to the directors' ability to issue shares of Preferred Stock in one or more series, certain provisions of Delaware law are commonly considered to have an anti-takeover effect. The Company is subject to the provisions of
Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" (which includes a wide range of transactions) with an "interested stockholder" (a stockholder who has acquired more than 15% but less than 85% of the outstanding voting shares of a corporation which is subject to the statute) for a period of three years subsequent to the date on which the stockholder became an "interested stockholder." The prohibition does not apply if (1) prior to the completion of the three year period, the corporation's Board of Directors approved the transaction through which the stockholder became an "interested stockholder" or (2) the "business combination" is approved by the corporation's Board of Directors and is authorized by a vote of at least two-thirds of the outstanding stock of the corporation not owned by the "interested stockholder."

     A Delaware corporation may "opt out" of the Anti-Takeover Law with an express provision either in its original certificate of incorporation or in its certificate of incorporation or by-laws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. The Company is a Delaware corporation that is subject to the Anti-Takeover Law and has not "opted out" of its provisions.

     The foregoing provisions of Delaware law and the Company's Certificate and Bylaws could have the effect of discouraging others from attempting hostile takeovers of the Company and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Common Stock that might result from actual or rumored hostile takeover attempts. Such provisions may also have the effect of preventing changes in the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock will be             .

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that the sale of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices and the ability of the Company to raise equity capital in the future. See "Underwriting."

     Upon consummation of the Offering, 10,209,277 shares of Common Stock will be outstanding (assuming no exercise of the Underwriters' over-allotment option). The 2,500,000 Shares of Common Stock sold in the Offering will be freely tradable within the public market without restriction or further registration under the Securities Act, except for any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 ("Rule 144") promulgated under the Securities Act. The remaining 7,709,277 outstanding shares of Common Stock are deemed to be "restricted securities" within the meaning of Rule 144 and may be publicly resold only if registered under the Securities Act or sold in accordance with an eligible exemption from registration, such as Rule 144.

     The Company, its executive officers and directors and certain stockholders of Influence, Inc. holding an aggregate of 5,075,997 shares of Common Stock have agreed that, for a period of 180 days after the date of this Prospectus, they will not, directly or indirectly, offer, sell, contract to sell, grant any option to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable for, or any rights to purchase or acquire, Common Stock, without the prior written consent of Montgomery Securities. Montgomery Securities, in its sole discretion and at any time without notice, may release all or any portion of the securities subject to the 180-day lock-up agreement.

     There are currently outstanding options to purchase 1,022,346 shares of Common Stock, all of which will be subject to restriction on transfer for at least 180 days from the date of this Prospectus. The Company may in the future cause the shares issuable pursuant to stock options granted to employees and directors of the Company to be registered under the Securities Act. See "Management -- Stock Option Plans."

     Upon consummation of the Offering, 2,633,280 shares of Common Stock will be eligible for public resale, subject in some cases to volume limitations pursuant to Rule 144. Upon expiration of the 180-day lock-up agreements, approximately 4,656,210 additional shares of Common Stock will become eligible for public resale, subject in some cases to volume limitations pursuant to Rule 144. The remaining 419,787 shares held by Medtronic will become eligible for public resale in June 1998, subject to volume limitations.

     The Company has agreed pursuant to the Debenture issued to Medtronic to prepare and file under the Securities Act a registration statement covering a proposed offer and sale of Medtronic's shares of Common Stock, upon the request of Medtronic at any time beginning six months following the completion of the Offering. In addition, the Company has agreed to include Medtronic's shares in any registration statement (other than the registration statement of which this Prospectus is a part) filed by the Company under the Securities Act.

     In general, under Rule 144, a person (including an "affiliate," as that term is defined below) who has been deemed to have beneficially owned restricted securities (as defined in Rule 144) for at least one year from the date such restricted securities were acquired from Influence or an affiliate, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of one percent of the then-outstanding number of shares of Influence or the average weekly trading volume of the shares on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144. A person (or persons whose shares are required to be aggregated) who is not deemed an "affiliate" of Influence and who has beneficially owned shares for at least two years, is entitled to sell such shares under Rule 144 without regard to the volume limitations described above. Affiliates continue to be subject to such limitations. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer. Sales under Rule 144 are also subject to certain provisions relating to the manner of sale, notice of sale and the availability of current public information about the Company.

     An employee, officer or director of or consultant to the Company who purchased or was awarded shares or options to purchase shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permits Affiliates and non-Affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the date of this Prospectus. In addition, non-Affiliates may sell Rule 701 shares without complying with the public information, volume and notice provision of Rule 144.

                    ISRAELI TAXATION AND INVESTMENT PROGRAMS

     The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on the Company, and certain Israeli Government programs benefitting the Company. The following also contains a discussion of certain Israeli tax consequences to persons purchasing the Shares offered hereby. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the taxing authorities in question. In addition, reductions have been proposed in certain Government benefit programs discussed herein, and there can be no assurance that such benefits will continue at their current levels, or at all. The discussion should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations.

GENERAL ISRAELI CORPORATE TAX STRUCTURE

     Income of the Company's wholly-owned Israeli subsidiary, IMT, will be subject to Israeli tax. The corporate tax rate in Israel is 36%. Nevertheless, the effective tax rate payable by a company which derives income from an "Approved Enterprise" may be considerably less. IMT's Israeli manufacturing facility was granted Approved Enterprise status. See "-- Law for the Encouragement of Capital Investments, 1959" below.

LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

  General

     The Law for the Encouragement of Capital Investments, 1959 (the "Investment Law") provides that capital investments in a production facility (or other eligible assets) may, upon application to the Israel Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. The tax benefits derived from any such certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. An Approved Enterprise is entitled to certain benefits, including Israeli Government cash grants and tax benefits. The Company's manufacturing facility in Israel was granted Approved Enterprise status in June 1996. IMT has requested that certain research and development and manufacturing equipment, which was acquired before the Approved Enterprise status was granted, be neutralized for determining IMT's taxable income. Management expects to receive such approval in the near future.

  Tax Benefits

     Taxable income derived from an Approved Enterprise is subject to a reduced corporate tax rate of 25%. Such income is eligible for further reductions in tax rates depending on the percentage of the foreign investment in the company's share capital (conferring rights to profits, voting and appointment of directors) and of its combined share and loan capital which is owned by non-Israeli residents. The tax rate is 20% if the foreign investment is 49% or more but less than 74%, 15% if the foreign investment is 74% or more but less than 90%; and 10% if the foreign investment is 90% or more. These tax benefits are granted for a limited period until the earlier of (i) seven years (or 10 years for companies which are at least 25% foreign owned) from the first year in which the Approved Enterprise has taxable income, (ii) 12 years from commencement of production, and (iii) 14 years from the date of approval of the Approved Enterprise status. For companies, such as the Company's Israeli subsidiary, whose foreign shareholding exceeds 25%, Approved Enterprise status creates entitlement to reduced tax rates for a period not to exceed 10 tax years rather than the maximum seven tax years applicable to companies without foreign investment. There can be no assurance, however, that the provisions of the law will not change.

     A company that received Approved Enterprise status after April 1, 1986 may elect to receive grants under the Investment Law or, in lieu of such grants, to participate in an alternative benefits program (the "Alternative Benefits Program"), under which the undistributed income from the Approved Enterprise is fully exempt from Corporate Tax for a defined period of time. The period of tax exemption ranges between two and ten years, depending upon the location within Israel of the Approved Enterprise and the type of the Approved Enterprise. On expiration of the exemption period, the Approved Enterprise would be eligible for beneficial tax rates under the Investment Law for the remainder, if any, of the otherwise applicable benefits period.

     The Company's manufacturing facility was granted Approved Enterprise status under the Investment Law, and the Company has elected the Alternative Benefits Program with regard to such approvals. Subject to compliance with applicable requirements, income derived from the Company's Approved Enterprise facility will be tax exempt for a two year period after the Company first has taxable income, and will be subject to a reduced rate (depending upon the level of foreign investment) for the following eight years. The Company received approval for its original Approved Enterprise application, which was for its facility located in Ramat Gan. The Company plans to move to a larger facility in a different location, Herzliya, in the fourth quarter of 1997, and has requested an approval from the Investment Center to transfer the Approved Enterprise status to the new facility. The Company has not yet received a reply from the Investment Center. If the Investment Center recognizes the Herzliya facility as being in compliance with the related Approved Enterprise and grants the approval authorizing the Company to move, then income derived from the Herzliya facility would be tax exempt for a period of two years after the Company first has taxable income, and subject to a reduced rate for the following year (depending upon the level of foreign investment). If the request is not approved, the Company may be subject to income tax at the regular 36% rate. The failure of the Investment Center to recognize the implementation of the Herzliya facility as being in compliance with the related Approved Enterprise could have a material adverse effect on the Company. See "Risk Factors -- Principal Subsidiary's Location in Israel."

     The certificate of approval for the Company's Approved Enterprise relates to an investment program of $1,120,000 in manufacturing-related fixed assets. Such approval is conditioned upon the investment taking place by December 30, 1998, and upon an additional equity investment in IMT by Influence of 30% of the investment program ($336,000).

     A company that has elected to participate in the Alternative Benefits Program and that subsequently pays a dividend out of the income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed (including the tax thereon) at the rate that would have been applicable had the company not elected the Alternative Benefits Program. The dividend recipient is taxed at the reduced rate of 15% applicable to dividends from Approved Enterprises if the dividend is distributed within 12 years after the tax exemption period. In the case of a company with over 25% foreign shareholding (as defined by law), the 12-year limitation on reduced withholding tax on dividends does not apply. This tax may be withheld by the company at source, regardless of whether the dividend is converted into foreign currency. See "Risk Factors -- Absence of Dividends" and "-- Capital Gain and Income Taxes Applicable to Non-Israeli Shareholders."

     If only a part of a company's taxable income is derived from an Approved Enterprise or if a company operates under more than one approval, its effective corporate tax rate is a weighted combination of the various applicable rates.

  Other Benefits

     An Approved Enterprise is also entitled to other incentives from the Israeli Government, whether or not the Alternative Benefits Program is elected. These include accelerated depreciation on property and equipment, generally ranging from 200% (in respect of equipment) to 400% (in respect of buildings) of the ordinary depreciation rates (and not special depreciation rates, see "Law of Encouragement of Industry (Taxes), 1969") during the first five tax years of the operation of these assets, subject to a ceiling of 20% per year with respect to depreciation on buildings.

     The benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the certificate of approval, including meeting certain export requirements. In the event that these conditions are violated, in whole or in part, the Company's Israeli subsidiary would be required to refund the amount of benefits, with the addition of the Israeli CPI linkage differences and interest.

LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

     Under the Law for the Encouragement of Industry (Taxes), 1969 (the "Industry Encouragement Law"), a company qualifies as an "Industrial Company" if it is resident in Israel and at least 90% of its income in a given tax year (exclusive of income from certain specified sources) is derived from Industrial Enterprises owned by that company. An "Industrial Enterprise" is defined as an enterprise whose principal activity in a particular tax year is industrial manufacturing.

     Pursuant to the Industry Encouragement Law, an Industrial Company is entitled, among other things, to deduct the purchase price of patents or certain other intangible property rights (other than goodwill) over a period of eight years beginning with the year in which such rights were first used.

     Under certain income tax regulations, special depreciation rates have been determined for machinery, equipment and buildings used by an Industrial Enterprise. These rates differ based on factors including the date of commencement of operation and the number of work shifts. An Industrial Company owning an Approved Enterprise may choose between the above depreciation rates and the depreciation rates available to Approved Enterprises.

     Qualification as an Industrial Company under the Industry Encouragement Law is not conditioned upon the receipt of prior approval from any Israeli Government authority. Although the Company believes that it qualifies as an Industrial Company, no assurance can be given that the Company's Israeli subsidiary actually so qualifies or will in the future be able to avail itself of any benefits available to companies so qualifying.

TAXATION UNDER INFLATIONARY CONDITIONS

     The Income Tax (Inflationary Adjustments) Law, 1985 (the "Inflationary Adjustments Law") attempts to overcome some of the problems presented to a traditional tax system by an economy experiencing rapid inflation, which was the case in Israel at the time the law was enacted. Generally, the Inflationary Adjustments Law provides significant tax deductions and adjustments to depreciation methods and tax loss carryforwards to compensate for loss of value resulting from an inflationary economy. The Company's Israeli subsidiary's taxable income is determined under this law.

     The Israeli Income Tax Ordinance and the Inflationary Adjustments Law allow "Foreign-Invested Companies," which maintain their accounts in U.S. dollars in compliance with regulations published by the Israeli Minister of Finance, to base their tax returns on the operating results as reflected in the dollar financial statements or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli CPI (in lieu of the principles set forth by the Inflationary Adjustments Law). For these purposes, a Foreign-Invested Company is a company, like the Company's subsidiary, more than 25% of the share capital of which (in terms of rights to profits, voting and appointment of directors) and of the combined share and loan capital of which is held by persons who are not residents of Israel. From inception, the Company's Israeli subsidiary has measured its results for tax purposes on the basis of the changes in the NIS/U.S. dollar exchange rate.

TAX BENEFITS AND GOVERNMENT SUPPORT FOR RESEARCH AND DEVELOPMENT

     Under the Law for the Encouragement of Industrial Research and Development, 1984 (the "Research Law") research and development programs approved by a research committee are eligible for grants or loans upon meeting certain criteria against payment of royalties from the sale of the product developed in accordance with the program. Regulations promulgated under the Research Law generally provide for the payment of royalties to the Office of the Chief Scientist ("OCS") ranging from 3% to 5% on sales of products developed as a result of a research project so funded until 100% of the dollar-linked grant is repaid. The Research Law requires that the manufacture of any product developed as a result of research and development funded by the Israeli Government take place in Israel. Under the regulations, if the Chief Scientist permits the manufacture of any such product outside of Israel, the royalty rate increases substantially, to approximately 33% or higher. In addition, the total amount to be repaid to the OCS is adjusted to 120%, 150% or 300% of the grant if the manufacturing volume that is performed in Israel is more than 50%, between 10% and 50% or less than 10%, respectively. The Research Law also provides that know-how from the research and development which is used to produce the project may not be transferred to third parties without the approval of a research committee. Such approval is not required for the export of any products resulting from such research or development.

     Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures (including depreciation on capital expenditures) on scientific research and development, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period. However, expenditures made out of proceeds made available to the Company through Government grants are not deductible, according to Israeli Supreme Court decisions.

     The Israeli authorities have indicated that the government may reduce or abolish OCS grants in the future. The Company has never applied for any grants from the Office of the Chief Scientist, nor has the Company applied for accelerated depreciation of any research and development expenditures.

CAPITAL GAIN AND INCOME TAXES APPLICABLE TO NON-ISRAELI SHAREHOLDERS

     Israeli law generally imposes a capital gains tax on the sale of securities and any other capital asset. The basic tax rate applicable to corporations is 36%. The maximum tax rate for individuals is 50%. These rates are subject to the provisions of any applicable bilateral double taxation treaty. The Convention between the Government of the State of Israel and the Government of the United States of America With Respect to Taxes on Income (the "Treaty") governs double taxation between the United States and Israel.

     Under the Treaty, dividends of an Israeli company derived from the income of an Approved Enterprise will be subject to a 15% dividend withholding tax. The Treaty further provides that a 12.5% Israeli dividend withholding tax would apply to dividends paid to a U.S. corporation owning 10% or more of an Israeli company's voting stock for, in general, the current tax year and the preceding tax year of the Israeli company. The lower 12.5% rate applies only on dividends from income not derived from an Approved Enterprise in the applicable period and does not apply if the Company has certain amounts of passive income.

     Pursuant to the Treaty, the sale, exchange or disposition of shares of an Israeli corporation by a person who qualifies as a resident of the United States within the meaning of the Treaty and who is entitled to claim the benefits afforded to such residents under the Treaty ("Treaty U.S. Resident") will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of such company during any part of the 12-month period preceding such sale, exchange or disposition. However, under the Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. income tax imposed on any gain from such sale, exchange or disposition, subject to the limitations applicable to foreign tax credits. In addition, the Treaty restricts taxation in Israel to the sale, exchange or other disposition of stock directly held in an Israeli corporation. Therefore, a sale, exchange or disposition of shares of Common Stock sold in the Offering by a Treaty U.S. Resident should not be subject to tax in Israel.

                     UNITED STATES FEDERAL INCOME TAXATION

     The following general discussion sets forth certain United States federal income tax consequences applicable to the Company and its shareholders depending on the status of either the Company or IMT as a Personal Holding Company, Foreign Personal Holding Company, Controlled Foreign Corporation and Passive Foreign Investment Company. The discussion should not be construed as legal or professional advice and is not exhaustive of all possible tax considerations that may be relevant to a decision whether to invest in the Shares. The precise tax consequences of an investment in the Shares will vary depending on an investor's particular position. In particular, taxes may be imposed on certain investors in the Shares by jurisdictions other than the United States and Israel (including states and localities of the United States), and certain investors may be subject to special taxes in connection with their investment in the Shares (including United States federal alternative minimum taxes).

     The summary of United States income tax laws set out below is based on the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial decisions, published positions of the Internal Revenue Service and the Treaty as of the date hereof and is subject to any changes occurring after that date. Prospective investors are urged to consult with their own tax advisors before making an investment in Shares.

IN GENERAL

     The Company will be subject to United States federal income tax at rates applicable to regular corporations (currently ranging up to 35%). If the Company receives distributions from IMT, the Company will be entitled, subject to certain limitations, to a credit for Israeli taxes imposed on the Company and withheld with respect to such distributions, and may also be entitled in certain circumstances to a credit for Israeli income taxes paid by IMT. In certain circumstances, the combined Israeli and United States tax burden on the Company may exceed the maximum United States tax rates described above.

PERSONAL HOLDING COMPANY

     If more than 50% of the Company's stock is owned directly, indirectly or by application of certain attribution rules, by five or fewer individuals (including certain tax-exempt organizations, certain trusts, and citizens or residents of the United States or another country) at any time during the last half of the Company's taxable year, and at least 60% of the Company's adjusted ordinary gross income for the taxable year is personal holding company income, the Company will be subject to United States personal holding company tax, in addition to its regular income tax, at a current rate of 39.6% on its undistributed personal holding company income for the taxable year.

     For this purpose, the "personal holding company income" of a corporation is the portion of the corporation's adjusted ordinary gross income that consists of certain types of passive income, including certain dividends, interest, annuities, rents and royalties (even if the rents and royalties are derived from the active conduct of a trade or business). The "undistributed personal holding company income" of a corporation is based on its net taxable income (which excludes, for example, income exempt from regular federal income tax), adjusted to reflect (among other things) deductions for federal income taxes and dividends to shareholders paid by the Company.

     The Company believes that it is currently a personal holding company. It is unclear, however, whether the Company will be a personal holding company after the Offering and no assurance can be given that it will not be.

FOREIGN PERSONAL HOLDING COMPANY

     A foreign corporation (such as IMT) is treated as a foreign personal holding company (a "FPHC") if more than 50% of its stock is owned directly, indirectly (such as through the Company) or by application of certain attribution rules, by five or fewer individuals who are United States citizens or residents and at least 60% (50%, in certain circumstances) of its gross income is foreign personal holding company income. Each direct United States stockholder of a FPHC (including the Company, if IMT is a FPHC) is generally required to include in its income as a dividend an amount equal to its pro rata share of the FPHC's undistributed foreign personal holding company income for the year. This amount is subject to United States income tax (without any credit for foreign taxes paid for the FPHC) and, if the stockholder is a personal holding company, personal holding company tax. If a corporation ceases to satisfy the FPHC stock ownership test on a date prior to the end of a taxable year due to changes in its stock ownership, its direct United States stockholders are required to include only a proportion of its undistributed foreign personal holding company income for the year, based on the period prior to such date.

     For this purpose, a corporation's "foreign personal holding company income" and "undistributed foreign personal holding company income" are, with certain exceptions, generally determined in the same manner as the corporation's personal holding company income and undistributed personal holding company income, respectively, except that such amounts are not limited to United States source income.

     Based on the current ownership of the Company, the Company is not presently a FPHC and does not expect to become a FPHC after the Offering.

CONTROLLED FOREIGN CORPORATION

     IMT is a controlled foreign corporation (a "CFC") for United States federal income tax purposes and it is anticipated that IMT will continue to be a CFC in the foreseable future. As a result, the Company will be required to include in its income its pro rata share of IMT's subpart F income, and may also be required to include in its income certain additional amounts if IMT has investments in United States property. For this purpose "subpart F income" includes certain income derived from transactions with related parties and certain types of passive income such as dividends, interest, rents, royalties, and annuities, but does not include, among other things, rents and royalties derived from transactions with unrelated parties in the active conduct of a trade or business.

     The Company does not currently expect that IMT will have any material amount of subpart F income or any material investments in United States property. However, no assurance can be given in this regard.

PASSIVE FOREIGN INVESTMENT COMPANY

     A foreign corporation is treated as a passive foreign investment company (a "PFIC") if 75% or more of its income is passive income, or the average percentage of its assets (based upon the adjusted basis of such assets) which produces passive income or are held for the production of passive income is at least 50%. For this purpose passive income generally includes dividends, interest, rents, royalties, and annuities, but does not include, among other things, rents and royalties derived from transactions with unrelated parties in the active conduct of a trade or business. In addition, a foreign corporation which is a CFC will not be treated as a PFIC with respect to a United States Shareholder (defined generally in the Code as a United States person who owns or is treated as owning 10% or more of the voting stock of such foreign corporation) during the portion of such shareholder's holding period which is after December 31, 1997.

     Each United States shareholder of a PFIC is required to pay, in addition to regular federal income tax, a deferred tax amount if the shareholder disposes of any stock in the PFIC or receives an excess distribution from the PFIC. For this purpose, a distribution is an "excess distribution" to the extent that it, combined with other distributions received in the same taxable year, exceeds 125% of the average amount received by the shareholder during the three preceding taxable years (or, if shorter, the period for which the shareholder has held the stock).

     If a United States shareholder of a PFIC makes an election, the PFIC will be treated as a qualified electing fund (a "QEF") with respect to the shareholder. In that case, the deferred tax amount will not be required to be paid by the shareholder, but the shareholder will be required to include in income its pro rata share of the QEF's earnings and profits for the year.

     The Company believes that IMT will not be a PFIC at the time of the Offering. In view of the anticipated composition of IMT's assets and income, and although no assurance can be given in this regard, the Company does not currently expect that IMT will become a PFIC following the Offering. In addition, assuming that IMT continues to be a CFC and that the Company continues to be a United States Shareholder (as defined in the Code) of IMT, IMT will not be a PFIC for the Company's holding period which is after December 31, 1997.

                                  UNDERWRITING

     The underwriters named below (the "Underwriters"), represented by Montgomery Securities, Robertson, Stephens & Company LLC and UBS Securities LLC (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters are committed to purchase all of the shares if they purchase any.

                                                                                      NUMBER
                                                                                        OF
                                    UNDERWRITER                                       SHARES
-----------------------------------------------------------------------------------  --------
Montgomery Securities..............................................................
Robertson, Stephens & Company LLC..................................................
UBS Securities LLC.................................................................
                                                                                      -------
          Total....................................................................
                                                                                      =======

     The Representatives have advised the Company that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a
concession of not more than $          per share; and the Underwriters may
allow, and such dealers may reallow, a concession of not more than $ per share to certain other dealers. After the Offering, the offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 375,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the Offering.

     Each director and officer of the Company and certain other of its stockholders prior to the Offering, as well as certain other holders of options to purchase Common Stock, who immediately following the Offering (assuming no exercise of the over-allotment option) collectively will beneficially own 4,802,997 shares of Common Stock, have agreed not to directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer, establish an open put equivalent position or otherwise dispose of any rights with respect to any shares of Common Stock, any options or warrants to purchase Common Stock, or any securities convertible into or exchangeable for Common Stock, owned directly by such holders or with respect to which they have the power of disposition for a period of 180 days after the date of this Prospectus without the prior written consent of Montgomery Securities. Montgomery Securities may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. In addition, the Company has agreed not to sell, offer to sell, contract to sell or otherwise sell or dispose of any shares of Common Stock or any rights to acquire Common Stock, other than pursuant to its stock plans or upon the exercise of outstanding options and warrants, for a period of 180 days after the date of this Prospectus without the prior consent of Montgomery Securities. See "Shares Eligible for Future Sale."

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock, including over-allotment, stabilization, syndicate covering transactions and imposition of penalty bids. In an over-allotment, the Underwriters would not allot more shares of Common Stock to their customers in the aggregate than are available for purchase by the Underwriters under the Underwriting Agreement. Stabilizing means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security. In a syndicate covering transaction, the Underwriters would place a bid or effect a purchase to reduce a short position created in connection with the Offering. Pursuant to a penalty bid, Montgomery Securities, on behalf of the Underwriters, would be able to reclaim a selling concession from an Underwriter if shares of Common Stock originally sold by such Underwriter are purchased in syndicate covering transactions. These transactions may result in the price of the Common Stock being higher than the price that might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise, and, if commenced, may be discontinued at any time.

     The Representatives have informed the Company that the Underwriters do not expect to make sales of Common Stock offered by this Prospectus to accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

     In 1995, certain employees of Montgomery Securities and UBS Securities LLC acquired 2,000 and 23,000 shares of Series A Convertible Preferred Stock, respectively, for $5.00 per share, which shares are convertible into an aggregate of 3,120 and 32,760 shares of Common Stock, respectively.

     Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price will be determined by negotiations between the Company and the Representatives. Among the factors to be considered in such negotiations will be the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, the Company's past and present operations, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of the securities markets at the time of the Offering, the market price of and demand for publicly traded common stocks of comparable companies in recent periods and other factors deemed relevant. The estimated initial public offering price range set forth on the cover page of this Prospectus is subject to change as a result of market conditions and other factors.

     The Company entered into a letter agreement with Montgomery Securities in July 1997 pursuant to which the Company shall give Montgomery Securities the first right of refusal to act as the Company's exclusive representative and financial advisor in connection with any sale of the Company occurring within 12 months after the closing of the Offering.

     The Company will apply to have the Common Stock listed on the Nasdaq National Market under the symbol "INFL."

                                 LEGAL MATTERS

     The validity of the Shares offered hereby will be passed upon for the Company by Arnold & Porter, New York, New York, and for the Underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

     The Consolidated Financial Statements and Notes thereto as of December 31, 1995 and 1996 and for the period from inception (November 9, 1994) to December 31, 1994, for the years ended December 31, 1995 and 1996 and for the periods from inception (November 9, 1994) to December 31, 1996, included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     Certain of the statements in this Prospectus under the captions "Risk Factors -- Dependence upon Patents, Licenses and Proprietary Technology" and "Business -- Patents, Licenses and Proprietary Rights" have been reviewed and approved by Levisohn, Lerner, Berger & Langsam, New York, New York, patent counsel to the Company, as experts on such matters, and are included herein in reliance upon that review and approval. Andrew S. Langsam, a member of Levisohn, Lerner, Berger & Langsam, owns 1,800 shares of

Series A Convertible Preferred Stock which will, immediately prior to the completion of the Offering, convert into 2,808 shares of Common Stock.

                             AVAILABLE INFORMATION

     Influence has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act with respect to the Shares being offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules filed therewith. For further information with respect to Influence and the Shares being offered, reference is hereby made to such Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement are not necessarily complete, and in each instance reference is made to the copy of such agreement filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. As a result of the Offering, Influence will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith will be required to file periodic reports and other information with the Commission, subject to certain exceptions described below. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Regional Offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, application has been made to have the Shares listed for quotation on the Nasdaq National Market and, if accepted for quotation, the Registration Statement, including exhibits thereto, and reports and other information concerning Influence may be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

                                INFLUENCE, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Accountants.....................................................  F-2
Consolidated Balance Sheet............................................................  F-3
Consolidated Statement of Operations..................................................  F-4
Consolidated Statement of Stockholders' Equity (Deficit)..............................  F-5
Consolidated Statement of Cash Flows..................................................  F-6
Notes to Consolidated Financial Statements............................................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Influence, Inc.

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Influence, Inc. (a development stage company) and its subsidiaries at December 31, 1995 and 1996, and the results of their operations and their cash flows for the period from inception (November 9, 1994) through December 31, 1994, for each of the two years in the period ended December 31, 1996 and for the period from inception (November 9, 1994) through December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

San Jose, California
July 25, 1997, except as to Note 9,
which is as of August 6, 1997

                                INFLUENCE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                           CONSOLIDATED BALANCE SHEET

                                                                                        UNAUDITED
                                                                                        PRO FORMA
                                                                                       STOCKHOLDERS'
                                              DECEMBER 31,                                EQUITY
                                       --------------------------       JUNE 30,       AT JUNE 30,
                                          1995           1996             1997             1997
                                       ----------     -----------     ------------     ------------
                                                                      (UNAUDITED)        (NOTE 2)
ASSETS
Current assets:
  Cash and cash equivalents..........  $1,375,262     $16,747,000     $  6,658,590
  Short-term investments.............          --         102,583        5,294,123
  Inventories (Note 3)...............          --         243,755          621,958
  Other current assets...............     116,394         224,286          501,300
                                       ----------     -----------     ------------
          Total current assets.......   1,491,656      17,317,624       13,075,971
Property and equipment, net (Note
  3).................................     135,246         639,797          903,893
                                       ----------     -----------     ------------
                                       $1,626,902     $17,957,421     $ 13,979,864
                                       ==========     ===========     ============
                          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable...................  $  379,192     $   680,207     $    475,633
  Accrued expenses (Note 3)..........     100,631         513,481          769,644
                                       ----------     -----------     ------------
          Total current
            liabilities..............     479,823       1,193,688        1,245,277
Convertible debenture (Notes 4 and
  8).................................          --      20,100,000               --
Commitments and contingencies (Note
  8)
Stockholders' equity (deficit):
  Series A Convertible Preferred
     Stock, $0.01 par value; 750,000
     shares authorized; 713,000
     shares issued and outstanding at
     December 31, 1995 and 1996 and
     June 30, 1997; no shares
     outstanding pro forma...........       7,130           7,130            7,130     $         --
  Common Stock, $0.001 par value;
     4,800,000, 30,000,000 and
     30,000,000 shares authorized at
     December 31, 1995 and 1996 and
     June 30, 1997, respectively;
     6,138,210, 6,177,210, and
     6,596,997 shares issued and
     outstanding at December 31, 1995
     and 1996 and June 30, 1997,
     respectively 7,709,277 shares
     outstanding pro forma...........       3,868           3,907            4,327            5,439
  Additional paid-in capital.........   3,133,577       4,705,588       25,542,976       25,548,994
  Deferred compensation..............          --        (282,718)        (215,060)        (215,060)
  Deficit accumulated during the
     development stage...............  (1,997,496)     (7,770,174)     (12,604,786)     (12,604,786)
                                       ----------     -----------     ------------     ------------
          Total stockholders' equity
            (deficit)................   1,147,079      (3,336,267)      12,734,587     $ 12,734,587
                                       ----------     -----------     ------------
                                                                                       ============
                                       $1,626,902     $17,957,421     $ 13,979,864
                                       ==========     ===========     ============

  The accompanying notes are an integral part of these consolidated financial statements.

                                INFLUENCE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                      CONSOLIDATED STATEMENT OF OPERATIONS

                             PERIOD FROM                                PERIOD FROM                                PERIOD FROM
                              INCEPTION                                  INCEPTION                                  INCEPTION
                             (NOVEMBER 9,                               (NOVEMBER 9,                               (NOVEMBER 9,
                               1994) TO      YEAR ENDED DECEMBER 31,      1994) TO     SIX MONTHS ENDED JUNE 30,     1994) TO
                             DECEMBER 31,   -------------------------   DECEMBER 31,   -------------------------     JUNE 30,
                                 1994          1995          1996           1996          1996          1997           1997
                             ------------   -----------   -----------   ------------   -----------   -----------   ------------
                                                                                       (UNAUDITED)   (UNAUDITED)    (UNAUDITED)
Net sales...................  $       --    $        --   $        --   $        --    $        --   $   153,504   $    153,504
Cost of goods sold..........          --             --            --            --             --       767,671        767,671
                               ---------    ------------  ------------  ------------   ------------  ------------  -------------
Gross margin................          --             --            --            --             --      (614,167)      (614,167)
Operating expenses:
  Research and
    development.............     300,000      1,250,196     3,219,207     4,769,403        985,340     1,249,883      6,019,286
  Sales and marketing.......          --             --       667,156       667,156        232,341     1,896,394      2,563,550
  General and
    administrative..........          --        459,271     1,768,557     2,227,828        250,480       669,122      2,896,950
                               ---------    ------------  ------------  ------------   ------------  ------------  -------------
    Total operating
      expenses..............     300,000      1,709,467     5,654,920     7,664,387      1,468,161     3,815,399     11,479,786
                               ---------    ------------  ------------  ------------   ------------  ------------  -------------
Operating loss..............    (300,000)    (1,709,467)   (5,654,920)   (7,664,387)    (1,468,161)   (4,429,566)   (12,093,953)
Interest income (expense),
  net.......................          --         11,971      (117,758)     (105,787)         3,530      (405,046)      (510,833)
                               ---------    ------------  ------------  ------------   ------------  ------------  -------------
Net loss....................  $ (300,000)   $(1,697,496)  $(5,772,678)  $(7,770,174)   $(1,464,631)  $(4,834,612)  $(12,604,786)
                               =========    ============  ============  ============   ============  ============  =============
Pro forma net loss per share
  (Note 2)..................                              $     (0.78)                               $     (0.65)
                                                          ============                               ============
Shares used in computing pro
  forma net loss per share
  (Note 2)..................                                7,442,460                                  7,488,217
                                                          ============                               ============

  The accompanying notes are an integral part of these consolidated financial statements.

                                INFLUENCE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                            SERIES A                                                                     DEFICIT
                          CONVERTIBLE                                                                  ACCUMULATED
                        PREFERRED STOCK       COMMON STOCK      ADDITIONAL                              DURING THE
                        ----------------   ------------------     PAID-IN     DEFERRED       NOTE      DEVELOPMENT
                         SHARES   AMOUNT     SHARES    AMOUNT     CAPITAL     COMPENSATION RECEIVABLE     STAGE          TOTAL
                        --------  ------   ----------  ------   -----------   ---------   ----------   ------------   -----------
Common stock issued for
  cash of $0.001 per
  share................       --  $   --    5,506,800  $3,530   $        --   $      --     $     --   $         --   $     3,530
Common stock issued for
  $0.001 per share.....       --      --      818,610     525            --          --         (525)            --            --
Net loss...............       --      --           --      --            --          --           --       (300,000)     (300,000)
                         -------  ------    ---------  ------   -----------   ---------        -----    -----------   -----------
Balance at December 31,
  1994.................       --      --    6,325,410   4,055            --          --         (525)      (300,000)     (296,470)
Sale of Series A
  Convertible Preferred
  Stock for cash of
  $5.00 per share......  713,000   7,130           --      --     3,557,870          --           --             --     3,565,000
Cash received for note
  receivable...........       --      --           --      --            --          --          525             --           525
Issuance of stock
  options in connection
  with services
  rendered at fair
  values of $1.13 to
  $1.23 per option.....       --      --           --      --       175,520          --           --             --       175,520
Repurchase of Common
  Stock for cash of
  $3.21 per share......       --      --    (187,200)    (187)     (599,813)         --           --             --      (600,000)
Net loss...............       --      --           --      --            --          --           --     (1,697,496)   (1,697,496)
                         -------  ------    ---------  ------   -----------   ---------        -----    -----------   -----------
Balance at December 31,
  1995.................  713,000   7,130    6,138,210   3,868     3,133,577          --           --     (1,997,496)    1,147,079
Issuance of
  compensatory stock
  options to employees
  at an exercise price
  of $3.21 per share...       --      --           --      --       610,000    (610,000)          --             --            --
Exercise of stock
  options..............       --      --       39,000      39       124,961          --           --             --       125,000
Issuance of stock
  options in connection
  with services
  rendered at fair
  values of $7.47 to
  $10.15 per option....       --      --           --      --       837,050          --           --             --       837,050
Amortization of
  deferred
  compensation.........       --      --           --      --            --     327,282           --             --       327,282
Net loss...............       --      --           --      --            --          --           --     (5,772,678)   (5,772,678)
                         -------  ------    ---------  ------   -----------   ---------        -----    -----------   -----------
Balance at December 31,
  1996.................  713,000   7,130    6,177,210   3,907     4,705,588    (282,718)          --     (7,770,174)   (3,336,267)
Amortization of
  deferred compensation
  (unaudited)..........       --      --           --      --            --      67,658           --             --        67,658
Conversion of debenture
  to common stock at
  $49.64 per share
  (unaudited)..........       --      --      419,787     420    20,837,388          --           --             --    20,837,808
Net loss (unaudited)...       --      --           --      --            --          --           --     (4,834,612)   (4,834,612)
                         -------  ------    ---------  ------   -----------   ---------        -----    -----------   -----------
Balance at June 30,
  1997 (unaudited).....  713,000  $7,130    6,596,997  $4,327   $25,542,976   $(215,060)    $     --   $(12,604,786)  $12,734,587
                         =======  ======    =========  ======   ===========   =========        =====    ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                                INFLUENCE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                              PERIOD FROM                                PERIOD FROM                                 PERIOD FROM
                               INCEPTION                                  INCEPTION                                   INCEPTION
                              (NOVEMBER 9,    YEAR ENDED DECEMBER 31,    (NOVEMBER 9,   SIX MONTHS ENDED JUNE 30,    (NOVEMBER 9,
                                1994) TO                                   1994) TO                                    1994) TO
                              DECEMBER 31,   -------------------------   DECEMBER 31,   --------------------------     JUNE 30,
                                  1994          1995          1996           1996          1996           1997           1997
                              ------------   -----------   -----------   ------------   -----------   ------------   ------------
                                                                                        (UNAUDITED)   (UNAUDITED)    (UNAUDITED)
Cash flows used in operating
  activities:
  Net loss..................   $ (300,000)   $(1,697,496)  $(5,772,678)  $(7,770,174)   $(1,464,631)  $ (4,834,612)  $(12,604,786)
  Adjustments to reconcile
    net loss to net cash
    used in operating
    activities:
    Depreciation............           --         10,297        56,780        67,077         11,657         63,414        130,491
    Interest on convertible
      debenture.............                                   100,000       100,000             --        737,808        837,808
    Amortization of deferred
      compensation..........           --             --       327,282       327,282        188,767         67,658        394,940
    Stock compensation......           --        175,520       837,050     1,012,570             --             --      1,012,570
    Changes in assets and
      liabilities:
      Inventories...........           --             --      (243,755)     (243,755)            --       (378,203)      (621,958)
      Other current
        assets..............           --       (116,394)     (107,892)     (224,286)      (144,536)      (277,014)      (501,300)
      Accounts payable......      296,470         82,722       301,015       680,207        139,005       (204,574)       475,633
      Accrued expenses......           --        100,631       412,850       513,481          4,348        256,163        769,644
                                ---------    -----------   -----------   -----------    -----------    -----------   ------------
        Net cash used in
          operating
          activities........       (3,530)    (1,444,720)   (4,089,348)   (5,537,598)    (1,265,390)    (4,569,360)   (10,106,958)
                                ---------    -----------   -----------   -----------    -----------    -----------   ------------
Cash flows used in investing
  activities:
  Purchases of short-term
    investments.............           --             --      (102,583)     (102,583)            --     (5,191,540)    (5,294,123)
  Purchases of property and
    equipment...............           --       (145,543)     (561,331)     (706,874)      (283,504)      (327,510)    (1,034,384)
                                ---------    -----------   -----------   -----------    -----------    -----------   ------------
        Net cash used in
          investing
          activities........           --       (145,543)     (663,914)     (809,457)      (283,504)    (5,519,050)    (6,328,507)
                                ---------    -----------   -----------   -----------    -----------    -----------   ------------
Cash flows from financing
  activities:
  Proceeds from issuance of
    Common Stock............        3,530             --            --         3,530             --             --          3,530
  Proceeds from note
    receivable..............           --            525            --           525             --             --            525
  Proceeds from issuance of
    Series A Convertible
    Preferred Stock.........           --      3,565,000            --     3,565,000             --             --      3,565,000
  Repurchase of Common
    Stock...................           --       (600,000)           --      (600,000)            --             --       (600,000)
  Proceeds from exercise of
    stock options...........           --             --       125,000       125,000             --             --        125,000
  Proceeds from notes
    payable to
    stockholder.............           --             --     3,000,000     3,000,000      1,000,000             --      3,000,000
  Repayment of principal on
    notes payable to
    stockholder.............           --             --    (3,000,000)   (3,000,000)            --             --     (3,000,000)
  Proceeds from convertible
    debenture...............           --             --    20,000,000    20,000,000             --             --     20,000,000
                                ---------    -----------   -----------   -----------    -----------    -----------   ------------
        Net cash provided by
          financing
          activities........        3,530      2,965,525    20,125,000    23,094,055      1,000,000             --     23,094,055
                                ---------    -----------   -----------   -----------    -----------    -----------   ------------
Net increase (decrease) in
  cash and cash
  equivalents...............           --      1,375,262    15,371,738    16,747,000       (548,894)   (10,088,410)     6,658,590
Cash and cash equivalents at
  beginning of period.......           --             --     1,375,262            --      1,375,262     16,747,000             --
                                ---------    -----------   -----------   -----------    -----------    -----------   ------------
Cash and cash equivalents at
  end of period.............   $       --    $ 1,375,262   $16,747,000   $16,747,000    $   826,368   $  6,658,590   $  6,658,590
                                =========    ===========   ===========   ===========    ===========    ===========   ============
Supplemental disclosure of
  noncash financing
  activities:
  Conversion of convertible
    debenture and accrued
    interest into Common
    Stock...................   $       --    $        --   $        --   $        --    $        --   $ 20,837,808   $ 20,837,808
Supplemental cash flow
  disclosure:
  Interest paid.............   $       --    $        --   $    79,248   $    79,248    $        --   $     32,067   $    111,315

  The accompanying notes are an integral part of these consolidated financial statements.

                                INFLUENCE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION AND NATURE OF BUSINESS:

     Influence, Inc. was incorporated in Delaware on November 9, 1994. Its wholly-owned subsidiary, Influence Medical Technologies, Ltd. ("IMT"), an Israeli Corporation, was incorporated on November 22, 1994 and commenced operations on January 1, 1995. On November 7, 1996, IMT incorporated a wholly-owned subsidiary, Influence Medical Technologies GmbH, in Germany. Influence, Inc. and its wholly-owned subsidiaries (the "Company") are primarily engaged in the design, development and commercialization of a disease management system of products for the diagnosis and treatment of urinary incontinence in both women and men. The Company's products and proposed products include diagnostic tools, remote-controlled intraurethral valved catheter systems and proprietary surgical tools and equipment for performing minimally invasive surgery. At December 31, 1996, the Company had no products approved by the United States Food and Drug Administration or comparable agencies in other countries and was a development stage enterprise. The Company's primary efforts to date have been devoted to research and development, raising capital, acquiring equipment and initial sales and marketing activities.

     The Company has sustained net losses and negative cash flows from operations since its inception and expects these conditions to continue for the foreseeable future. Management believes that the aggregate amount of cash and cash equivalents at December 31, 1996, as well as cash to be generated from operations, will provide sufficient working capital to enable the Company to continue to operate through June 30, 1998. However, the Company will need to raise additional financing after June 30, 1998 through public or private equity or debt financing, collaborative or other arrangements with corporate sources, or other sources of financing to fund operations and fully implement its business plan. There can be no assurance that such additional funds will be available to the Company, or if available, on terms acceptable to management.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Influence, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

  USE OF ESTIMATES

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  FOREIGN CURRENCY TRANSLATION

     The Company and its subsidiaries consider their functional currency to be the U.S. dollar. All of the Company's financing activity is in U.S. dollars. Further, substantially all of the Company's revenues and purchases of materials and components are also denominated in U.S. dollars. Accordingly, the primary economic environment in which the Company operates is the U.S. dollar.

     Monetary assets and liabilities denominated in currencies other than U.S. dollars are remeasured using the exchange rates in effect at the balance sheet date, while nonmonetary items are remeasured at historical rates. Remeasurement adjustments and foreign currency transaction gains or losses are recognized in the consolidated statement of operations. Such gains and losses were not material for the years ended December 31, 1995 and 1996 or for the unaudited six month periods ended June 30, 1996 and 1997.

                                INFLUENCE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The net assets of the Company's Israeli subsidiary accounted for 9%, 8% and 20% of the consolidated net assets at December 31, 1995 and 1996 and at June 30, 1997, respectively. The deficit accumulated in the development stage of the Company's Israeli subsidiary accounted for 68%, 60% and 88% of the consolidated deficit accumulated in the development stage at December 31, 1995 and 1996 and at June 30, 1997, respectively.

  CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments which have an original maturity of three months or less to be cash equivalents. The carrying amount reported in the consolidated balance sheet for cash and cash equivalents approximates its fair value. Cash equivalents include time deposits of $16,002,008 at December 31, 1996, and commercial paper and corporate obligations of $5,980,490 at June 30, 1997 (unaudited).

  FINANCIAL INSTRUMENTS

     The Company accounts for its short-term investments under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). SFAS 115 establishes standards for financial accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Each investment is classified into one of three categories: held-to-maturity, available-for-sale or trading.

     The Company's short-term investments consist of bank deposits, commercial paper and corporate obligations. All of the Company's investment securities are classified as available-for-sale and are stated at fair market value, which approximates cost. The Company did not have any material realized or unrealized gains or losses on its investments in any period presented.

                                                            DECEMBER 31,
                                                        --------------------   JUNE 30,
                                                          1995       1996        1997
                                                        ---------  ---------  -----------
                                                                              (UNAUDITED)
        Bank deposits.................................  $      --  $ 102,583  $ 1,017,022
        Corporate obligations.........................         --         --    3,287,511
        Commercial paper..............................         --         --      989,590
                                                                    --------   ----------
                                                        $      --  $ 102,583  $ 5,294,123
                                                                    ========   ==========

  CONCENTRATION OF RISKS

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and short-term investments. Cash equivalents and short-term investments are placed in high credit quality instruments and their composition and maturities are regularly monitored by management. The Company deposits most of its cash with a single financial institution. Substantially all of the Company's cash equivalents and short-term investments are managed by a single investment manager.

     The Company is required to purchase a certain component used with one of its products from a sole supplier. Although there is currently only one manufacturer of this component, management believes that other suppliers could provide a similar component at comparable terms. However, the loss of this supplier could delay the shipment of one of the Company's products and have a material adverse effect on the Company's results of operations.

     The Company's product development and production facilities, including its new production facility, are located in the State of Israel, and the Company is directly affected by the political, economic and military conditions to which that country is subject. Accordingly, any major hostilities involving Israel or the

                                INFLUENCE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on the Company's business, financial condition and results of operations.

  INVENTORIES

     Inventories are stated at the lower of cost, determined using the moving average basis, or market.

  PROPERTY AND EQUIPMENT

     Office furniture and equipment, machinery and equipment, motor vehicles and leasehold improvements are stated at cost, less accumulated depreciation. Property and equipment are depreciated on a straight-line basis over their estimated useful lives or over the life of the lease, whichever is shorter. Useful lives range from three to twelve years for office furniture and equipment and seven to ten years for machinery and equipment. Motor vehicles have a useful life of seven years.

  REVENUE RECOGNITION

     Revenues are recognized as products are shipped.

  RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred. All costs associated with patents are also expensed as incurred.

  PRO FORMA STOCKHOLDERS' EQUITY

     If the offering contemplated by this prospectus (the "Offering") is consummated (see Note 9), all shares of Series A Convertible Preferred Stock outstanding will automatically convert into 1,112,280 shares of Common Stock. The pro forma effect of this conversion has been reflected in the accompanying unaudited balance sheet at June 30, 1997.

  PRO FORMA NET LOSS PER SHARE

     Pro forma net loss per share is computed using the weighted average number of common and common equivalent shares outstanding during each period presented. Common equivalent shares for the year ended December 31, 1996 and the six month period ended June 30, 1997 consist of Common Stock issuable upon the conversion of the Company's Series A Convertible Preferred Stock using the if-converted method. Pursuant to the requirements of the Securities and Exchange Commission, common stock equivalent shares relating to stock options issued subsequent to August 1, 1996, using the treasury stock method and the assumed public offering price, are included in the computation of pro forma net loss per share for all periods presented as if they were outstanding for the entire period. The effect of the convertible debenture has been excluded from the computation of pro forma net loss per share as the debenture converted into shares of Common Stock at a per share price in excess of the assumed public offering price. Earnings per share data prior to 1996 have not been presented as such amounts are not deemed meaningful.

  INCOME TAXES

     The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires that the Company recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined on the basis of the difference between the income tax basis of assets and

                                INFLUENCE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

liabilities and their respective financial reporting amounts at enacted tax rates in effect for the periods in which the differences are expected to reverse.

  STOCK-BASED COMPENSATION

     During 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") was issued which requires companies to measure employee stock compensation based using the fair value method of accounting or to continue to apply the provisions of Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," and provide pro forma footnote disclosure under the fair value method described in SFAS 123. The Company adopted SFAS 123 on January 1, 1996, and will continue to apply the principles of APB 25, while providing the pro forma footnote disclosure required by SFAS 123.

  INTERIM FINANCIAL INFORMATION (UNAUDITED)

     The financial information at June 30, 1997 and for the six month periods ended June 30, 1996 and 1997 is unaudited. In the opinion of management, this information has been prepared on the same basis as the audited consolidated financial statements and includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair statement of results for the interim periods. The results of operations and cash flows for the period ended June 30, 1997 are not necessarily indicative of the results for any future period.

  RECENT ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 is effective for the Company's fiscal year ending December 31, 1997. Under SFAS 128, primary earnings per share is replaced by basic earnings per share and fully diluted earnings per share is replaced by diluted earnings per share. If the Company had adopted SFAS 128 for the year ended December 31, 1996 and for the six month period ended June 30, 1997, the Company's loss per share would have been as follows:

                                                                               SIX MONTHS
                                                                                  ENDED
                                                               YEAR ENDED       JUNE 30,
                                                              DECEMBER 31,        1997
                                                                  1996         -----------
                                                              ------------     (UNAUDITED)
        Basic loss per share................................     $(0.79)         $ (0.66)
        Diluted loss per share..............................     $(0.79)         $ (0.66)

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for the reporting of comprehensive income and its components in a full set of general-purpose financial statements for periods ending after December 15, 1997. Reclassification of financial statements for earlier periods for comparative purposes is required. The Company will adopt SFAS 130 in 1997 and does not expect such adoption to have a material effect on the consolidated financial statements.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of An Enterprise and Related Information" ("SFAS 131"). SFAS 131 revises information regarding the reporting of operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company will adopt SFAS 131 beginning in 1998 and does not expect such adoption to have a material effect on the consolidated financial statements.

                                INFLUENCE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 3 -- BALANCE SHEET COMPONENTS:

                                                            DECEMBER 31,
                                                        ---------------------      JUNE 30,
                                                          1995         1996          1997
                                                        --------     --------     ----------
                                                                                  (UNAUDITED)
    Inventories consist of the following:
      Raw materials...................................  $     --     $185,890     $  545,492
      Work-in-process.................................        --       23,319         59,394
      Finished goods..................................        --       34,546         17,072
                                                        --------     --------     ----------
                                                        $     --     $243,755     $  621,958
                                                        ========     ========      =========
    Property and equipment consist of the following:
      Office furniture and equipment..................  $ 34,866     $184,514     $  356,562
      Machinery and equipment.........................   108,000      395,476        516,668
      Motor vehicles..................................        --      105,393        139,663
      Leasehold improvements..........................     2,677       21,491         21,491
                                                        --------     --------     ----------
                                                         145,543      706,874      1,034,384
    Less accumulated depreciation.....................   (10,297)     (67,077)      (130,491)
                                                        --------     --------     ----------
                                                        $135,246     $639,797     $  903,893
                                                        ========     ========      =========
    Accrued expenses consist of the following:
      Accrued compensation and related payroll
         taxes........................................  $ 68,872     $212,505     $  437,775
      Professional fees...............................    19,263      247,334        208,555
      Other...........................................    12,496       53,642        123,314
                                                        --------     --------     ----------
                                                        $100,631     $513,481     $  769,644
                                                        ========     ========      =========

NOTE 4 -- CONVERTIBLE DEBENTURE:

     In December 1996 the Company issued a convertible debenture to Medtronic, Inc. in exchange for $20 million (see Note 8). The convertible debenture accrued interest at the prime rate which at December 31, 1996 was 8.25%. Accrued interest on the convertible debenture totaled $100,000 at December 31, 1996. The convertible debenture, plus accrued interest of $837,808, converted into 419,787 shares of Common Stock at a conversion price of $49.64 per share on June 10, 1997.

NOTE 5 -- INCOME TAXES:

     No provision for income taxes has been recorded as the Company has incurred net operating losses since inception. Domestic and foreign losses are comprised of the following:

                                        PERIOD FROM                                      PERIOD FROM
                                         INCEPTION                                        INCEPTION
                                        (NOVEMBER 9,                                     (NOVEMBER 9,
                                          1994) TO         YEAR ENDED DECEMBER 31,         1994) TO
                                        DECEMBER 31,     ---------------------------     DECEMBER 31,
                                            1994            1995            1996             1996
                                        ------------     -----------     -----------     ------------
       Domestic.......................   $ (300,000)     $  (341,322)    $(1,413,527)    $ (2,054,849)
       Foreign........................           --       (1,356,174)     (4,359,151)      (5,715,325)
                                          ---------      -----------     -----------      -----------
                                         $ (300,000)     $(1,697,496)    $(5,772,678)    $ (7,770,174)
                                          =========      ===========     ===========      ===========

                                INFLUENCE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The Company's Israeli manufacturing facility has received "Approved Enterprise" status under Israeli tax law. As such, undistributed income derived from the Company's manufacturing facility in Israel, subject to compliance with applicable requirements, will be tax exempt for a two year period after IMT has taxable income, and will be subject to a reduced income tax rate for the following eight years (depending upon the level of foreign investment). The Company has applied for similar status for its new manufacturing facility in Israel. If this application is not approved, income from the new facility may be subject to income tax at the regular rate of 36%. Further, license fees paid by IMT to the U.S. parent company may be subject to a 15% Israeli withholding tax.

     Deferred tax assets are comprised of the following:

                                                                    DECEMBER 31,
                                                               -----------------------
                                                                 1995         1996
                                                               ---------   -----------
        Net operating loss carryforwards.....................  $ 190,000   $   618,000
        Expenses not currently deductible....................    121,000       410,000
                                                               ---------     ---------
                                                                 311,000     1,028,000
        Valuation allowance..................................   (311,000)   (1,028,000)
                                                               ---------     ---------
                                                               $      --   $        --
                                                               =========     =========

     At December 31, 1996, the Company has net operating loss carryforwards and other future tax deductions for Israeli tax purposes of $3,800,000 and $1,700,000, respectively, which management believes will be utilized to offset future taxable income during a zero tax rate holiday period. Accordingly, a full valuation allowance has been provided for all such Israeli amounts. At December 31, 1996, the Company also has a net operating loss carryforward for U.S. income tax purposes of $592,000 which will expire in 2009 through 2011. Under the Tax Reform Act of 1986, the amount of and benefit from U.S. net operating losses may become subject to an annual limitation as a result of a change in ownership. The net operating loss carryforward relating to the Company's wholly-owned subsidiary in Germany was not significant.

     Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the U.S. and Israeli deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company's history of losses, recent increases in expense levels and the uncertainty regarding market acceptance of the Company's products. The Company will continue to assess realizability of its deferred tax assets in future periods.

NOTE 6 -- STOCKHOLDERS' EQUITY (DEFICIT):

  COMMON STOCK

     Holders of the Company's Common Stock are entitled to one vote per share. The Company's Board of Directors (the "Board") is elected by a majority vote of the shares of Common Stock voting thereon and any action to be taken by stockholders requires a majority vote of the shares of Common Stock voting thereon. In September 1995 the Company repurchased 187,200 shares of Common Stock from three founders for $600,000 in cash.

  SERIES A CONVERTIBLE PREFERRED STOCK

     At December 31, 1996, the Company had authorized 850,000 shares of preferred stock, 750,000 of which have been designated as Series A Convertible Preferred Stock. The holders of the Series A Convertible Preferred Stock have no voting rights but their shares are convertible at any time at the option of the holder on a 1-for-1.56 basis into Common Stock. Each share of Series A Convertible Preferred Stock is automatically converted into 1.56 shares of Common Stock prior to the closing of an initial public offering. Upon the

                                INFLUENCE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

dissolution or liquidation of the Company, the holders of the Series A Convertible Preferred Stock are entitled to receive $5.00 per share before any payments are made to the holders of any other shares of stock. Any remaining amount available after this payment will be distributed to holders of all outstanding shares equally.

     Dividends, when and as declared by the Board, shall be payable to the holders of the Common and Series A Convertible Preferred Stock in amounts consistent with the conversion ratio in effect on the dividend date.

  STOCK OPTION PLAN

     During 1995 and 1996, the Board authorized 873,600 shares of Common Stock to be reserved for issuance to employees, directors and consultants under the Influence, Inc. 1995 Stock Option Plan (the "1995 Plan"). Options vest over various periods, generally not exceeding four years, and terminate ten years from the date of grant. At December 31, 1996, there were 94,258 shares available for future grant under the 1995 Plan. On January 31, 1997, the Board authorized an additional 312,000 shares of Common Stock to be added to the 1995 Plan. At June 30, 1997, there were 377,910 (unaudited) shares available for future grant under the 1995 Plan.

     Under the 1995 Plan, the Company issued fully vested options to consultants of 149,760 and 109,200 during 1995 and 1996, respectively, in exchange for services. These options were valued using the minimum value method with the following assumptions: dividend yield of 0%; risk free interest rate of 5.86% to 6.89%; and an expected option term of three years. The Company recognized consulting expense associated with these options of $175,520 and $837,050 for the years ended December 31, 1995 and 1996, respectively.

     A summary of activity under the 1995 Plan is as follows:

                                                                                           WEIGHTED
                                                                                           AVERAGE
                                                            EXERCISE         OPTIONS       EXERCISE
                                                             PRICE         OUTSTANDING      PRICE
                                                          ------------     -----------     --------
Outstanding as of December 31, 1994.....................  $         --            --        $   --
  Granted...............................................          3.21       252,330        $ 3.21
  Exercised.............................................            --            --        $   --
  Canceled..............................................            --            --        $   --
                                                            ----------       -------
Outstanding as of December 31, 1995.....................          3.21       252,330        $ 3.21
  Granted...............................................     3.21-6.42       534,300        $ 3.81
  Exercised.............................................          3.21       (39,000)       $ 3.21
  Canceled..............................................          3.21       (21,060)       $ 3.21
                                                            ----------       -------
Outstanding as of December 31, 1996.....................     3.21-6.42       726,570        $ 3.65
  Granted (unaudited)...................................         16.03        49,920        $16.03
  Exercised (unaudited).................................            --            --        $   --
  Canceled (unaudited)..................................          3.21        (7,800)       $ 3.21
                                                            ----------       -------
Outstanding as of June 30, 1997 (unaudited).............  $3.21-$16.03       768,690        $ 4.45
                                                            ==========       =======

                                INFLUENCE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     At December 31, 1996 and June 30, 1997, 407,068 and 505,164 options
(unaudited) with weighted average exercise prices of $4.01 and $3.85, respectively, were exercisable.

     The following table summarizes information about stock options outstanding and vested under the 1995 Plan at June 30, 1997 (unaudited):

                                          DECEMBER 31, 1996
                                 -----------------------------------                JUNE 30, 1997
                                                          WEIGHTED     ---------------------------------------
                                                           AVERAGE                                  WEIGHTED
                                                          REMAINING                                  AVERAGE
                                   NUMBER      NUMBER    CONTRACTUAL     NUMBER        NUMBER       REMAINING
EXERCISE PRICE                   OUTSTANDING   VESTED       LIFE       OUTSTANDING     VESTED      CONTRACTUAL
-------------------------------  -----------   -------   -----------   -----------   -----------      LIFE
                                                                       (UNAUDITED)   (UNAUDITED)   -----------
                                                                                                   (UNAUDITED)
  $3.21........................    625,170     305,668    9.05 years     617,370       403,764      8.56 years
  $6.42........................    101,400     101,400    9.86 years     101,400       101,400      9.37 years
  $16.03.......................         --          --   --.........      49,920            --      9.59 years
                                 -----------   -------                 -----------   -----------
                                   726,570     407,068   ...........     768,690       505,164
                                 =========     =======                 =========     =========

     The Company accounts for stock options granted to employees in accordance with the provisions of APB 25. Had compensation expense for the 1995 Plan been determined based upon the estimated grant date fair value pursuant to SFAS 123, the Company's net loss for the years ended December 31, 1995 and 1996 and for the six month periods ended June 30, 1996 and 1997 would have been as follows:

                                                   YEAR ENDED                  SIX MONTHS ENDED
                                                  DECEMBER 31,                     JUNE 30,
                                            -------------------------     ---------------------------
                                               1995           1996           1996            1997
                                            ----------     ----------     -----------     -----------
                                                                          (UNAUDITED)     (UNAUDITED)
Net loss:
  As reported.............................  $1,697,496     $5,772,678     $ 1,464,631     $ 4,834,612
  Pro forma...............................  $1,697,496     $6,077,495     $ 1,728,841     $ 5,123,401
Net loss per share:
  As reported.............................                 $    (0.78)                    $     (0.65)
  Pro forma...............................                 $    (0.82)                    $     (0.68)

     The fair value of each option is estimated on the date of grant using the minimum value method with the following assumptions: dividend yield of 0% for all periods presented; risk-free annual interest rates of 5.21% to 6.89%, 5.21% to 6.42%, 5.21% to 6.42% and 6.04% for the years ended December 31, 1995 and 1996 and the unaudited six month periods ended June 30, 1996 and 1997, respectively; and an expected option term of three years for all periods presented.

     Because the determination of the fair value of all options granted after the Company becomes a public entity will include an expected volatility factor in addition to the factors described in the preceding paragraph, the above results are not representative of future periods.

     During 1996, the Company issued 475,644 options to employees at exercise prices below the estimated fair value of the Common Stock. The weighted average fair value of these options was $3.19 per option. The exercise prices of all other options granted were at the estimated fair value of the Common Stock as determined by management and the Board on the grant date.

NOTE 7 -- RELATED PARTY TRANSACTIONS:

     During 1994 and 1995, the Company acquired certain technologies for use in its research and development programs from NMB Medical Applications Ltd. ("NMB"), an affiliate of the Company by way

                                INFLUENCE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

of common ownership. As consideration for the technology, the Company paid $300,000 in 1994 and $26,500 in 1995 and expensed both amounts as the technology had no alternative future use.

     Under the terms of a management agreement, in principle, which commenced in March 1995, the Company was obligated to pay a minimum management fee of $7,000 per month to NMB in lieu of compensation to two of its founders. The Company incurred management fees in connection with this agreement totaling $70,000 and $224,000 for the years ended December 31, 1995 and 1996, respectively. As of July 1, 1996 required payments under the formal management agreement have ceased and the two founders entered into employment agreements pursuant to which each was to receive an annual salary of $150,000 and certain other fringe benefits. Subsequently, at the founders requests, payments have continued to NMB to fulfill the Company's obligation under such agreements. Included in accrued expenses at December 31, 1995 and 1996 were management fees payable totaling approximately $7,000 and $144,000, respectively.

     In April 1996, the Company entered into an agreement with Jessco Medical Supply ("Jessco") under which the Company pays $2,500 per month for consulting services. One of the Company's Board members is the owner of Jessco. During 1996, the Company paid $22,500 to Jessco for marketing services.

     Between June 10, 1996 and November 7, 1996, the Company borrowed $3 million from a stockholder in exchange for promissory notes which bore interest at the Applicable Federal Rate as defined by the Internal Revenue Code. On December 18, 1996, the Company repaid the notes, plus accrued interest of $58,724.

     A founder of the Company is also a General Manager of InStent Israel, Ltd., ("InStent") a subsidiary of Medtronic, Inc., a principal stockholder of the Company. There have been no material related party transactions between InStent and the Company.

NOTE 8 -- COMMITMENTS AND CONTINGENCIES:

     Future minimum rental payments under noncancelable operating leases at December 31, 1996 are as follows:

                                     YEAR ENDING
                                    DECEMBER 31,
                    ---------------------------------------------
                    1997.........................................  $  223,000
                    1998.........................................     399,000
                    1999.........................................     338,000
                    2000.........................................     310,000
                    2001 and beyond..............................     504,000
                                                                   ----------
                                                                   $1,774,000
                                                                    =========

     Rent expense totaled approximately $34,000 and $66,000 for the years ended December 31, 1995 and 1996, respectively, and $32,000 and $37,000 for the unaudited six month periods ended June 30, 1996 and 1997, respectively.

     In May and June 1997, the Company entered into operating leases for new facilities in Israel and the U.S., respectively. Commitments associated with these leases have been reflected in the preceding table.

     In November 1996, the Company entered into an agreement with Medtronic, Inc. ("Medtronic") which granted Medtronic an option to purchase the Company on or before June 10, 1997 at a purchase price of $180 million (the "Agreement"). The Agreement provided for the issuance of a convertible debenture to Medtronic in exchange for $20 million (see Note 4). Upon termination of the purchase option, the convertible

                                INFLUENCE, INC.
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

debenture and accrued interest automatically converted into shares of the Company's Common Stock at a per share price equal to $400 million divided by the then outstanding Common Stock and equivalents as defined in the Agreement. On June 10, 1997, Medtronic's purchase option expired and the debenture converted into 419,787 shares of Common Stock.

     In 1995, the Company entered into an exclusive worldwide license agreement with Dimotech Ltd. ("Dimotech") to develop, manufacture and market products utilizing certain Dimotech technology. The term of the license agreement runs through the expiration date for the underlying patent, which is 2012. As consideration for the license, the Company agreed to prepay $50,000 of royalties upon the execution of the agreement and $300,000 payable upon the earlier of December 31, 1996 or the completion of an initial public offering of the Company's Common Stock. Royalties of 0.5% of total income derived from the direct or indirect use of the patent are payable to Dimotech under the agreement. During the year ended December 31, 1995, the Company recognized expense of $350,000 related to this agreement. During the year ended December 31, 1996, the Company did not recognize any expense related to this agreement. At December 31, 1995 and 1996, $300,000 was included in accounts payable and was paid in January 1997.

     The Company has entered into employment agreements with two of its officers which expire in October 1998 and May 1999. Such agreements provide for minimum annual salary levels ($125,000 and $150,000), as well as for incentive bonuses which are payable upon attainment of certain performance criteria established from time to time by the Board of Directors.

     The Company has committed to grant stock options to purchase 30,000 shares of the Company's Common Stock upon the completion of an initial public offering. The option exercise price will be equal to the initial public offering price and vesting will occur 25% immediately and 25% annually on each grant anniversary date over a three year period.

     As of June 30, 1997, in connection with the Company's move to its new manufacturing facility in Israel, management intends to invest approximately $800,000 in equipment and facility improvements over the next 18 months.

     Israeli labor laws and agreements require IMT to make severance payments to employees in certain circumstances. Severance accruals are recorded in the consolidated balance sheet and funded by the purchase of managers' insurance policies with insurance companies and by deposits made with a recognized severance fund. The severance liability was $19,280, $84,062 and $127,265 (unaudited) at December 31, 1995, December 31, 1996 and June 30, 1997, respectively. The corresponding amounts funded were $4,773, $44,881 and $67,436 (unaudited) at December 31, 1995, December 31, 1996 and June 30, 1997, respectively.

     The Company is subject to various legal proceedings and patent infringement and other matters which arise in the ordinary course of business. In the opinion of management, the amount of any ultimate liability with respect to these matters will not materially affect the results of operations or financial position of the Company.

NOTE 9 -- SUBSEQUENT EVENTS:

     On August 6, 1997, the Board authorized the Company to proceed with an initial public offering of the Company's Common Stock. In contemplation of the offering, the Board also approved a Common Stock dividend of 0.56 shares for every share of outstanding Common Stock together with a corresponding adjustment to outstanding stock options and to the conversion ratio of the Series A Convertible Preferred Stock. All share and per share data in the accompanying consolidated financial statements have been adjusted retroactively to give effect to the stock dividend.

======================================================

     No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering, other than those made in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

                          ----------------------------
                               TABLE OF CONTENTS
                          ----------------------------

                                        Page
                                        ----
Prospectus Summary....................    4
Risk Factors..........................    7
The Company...........................   20
Use of Proceeds.......................   20
Dividend Policy.......................   20
Capitalization........................   21
Dilution..............................   22
Selected Consolidated Financial
  Data................................   23
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   24
Business..............................   28
Management............................   50
Principal Stockholders................   55
Certain Transactions..................   56
Description of Capital Stock..........   57
Shares Eligible for Future Sale.......   59
Israeli Taxation and Investment
  Programs............................   61
United States Federal Income
  Taxation............................   65
Underwriting..........................   67
Legal Matters.........................   68
Experts...............................   68
Available Information.................   69
Index To Consolidated Financial
  Statements..........................  F-1

                          ----------------------------

     Until              , 1997 (25 days after the date of this Prospectus), all
dealers effecting transactions in the Common Stock offered hereby, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.
======================================================
======================================================
                                2,500,000 SHARES
                                [INFLUENCE LOGO]
                                  COMMON STOCK
                          ----------------------------
                                   PROSPECTUS
                          ----------------------------
                             MONTGOMERY SECURITIES

                         ROBERTSON, STEPHENS & COMPANY

                                 UBS SECURITIES
                                           , 1997
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses expected to be incurred in connection with the issuance and distribution of the securities being registered under the Registration Statement, other than underwriting discounts and commissions, are estimated in the following table. All of such expenses will be borne by Influence, Inc. ("Influence"), to be as follows:

        Securities and Exchange Commission registration fee...............  $ 11,326
        NASD filing fee...................................................     4,238
        Nasdaq listing fee................................................    17,500
        Printing and engraving expenses...................................   100,000
        Legal fees and expenses...........................................   200,000
        Accounting fees and expenses......................................   125,000
        Blue Sky fees and expenses (including counsel fees)...............    15,000
        Miscellaneous expenses............................................   126,936
                                                                            ----------
                  Total...................................................  $600,000
                                                                            ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Influence, Inc., a Delaware corporation, is empowered by Section 145 of the Delaware General Corporation Law (the "Delaware Act"), subject to the procedures and limitations stated therein, to indemnify certain parties. Section 145 of the Delaware Act provides in part that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys' fees) actually and reasonably incurred in defense or settlement of any threatened, pending or completed action or suit by or in the right of the corporation, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. Where an officer or a director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually or reasonably incurred. Section 145 provides further that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     Article Tenth of the Company's Second Restated Certificate of Incorporation, as amended (the "Certificate") provides that the Company shall indemnify any and all persons whom it has the power to indemnify under Section 145 of the Delaware Act to the fullest extent permitted under such section, and such indemnity shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     Article Ninth of the Company's Certificate eliminates the personal liability of the Company's directors to the fullest extent permitted under
Section 102(b)(7) of the Delaware Act, as amended. Such section permits a company's certificate of incorporation to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware Act (which addresses director liability for unlawful payment of a dividend or unlawful stock purchase or redemption) or (iv) for any transaction from which the director derived an improper personal benefit.

     The Company intends to apply for a directors' and officers' insurance policy.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Described below are sales of unregistered securities by the registrant within the past three years:

          (1) On December 14, 1994, the registrant issued 5,506,800 shares of Common Stock in consideration of the par value of such shares to the founders of the Company.

          (2) From March 1995 through November 1995, 713,000 shares of Series A Preferred Stock were sold to 48 accredited investors at a price of $5.00 per share.

          (3) Pursuant to the 1995 Stock Option Plan, options to purchase 836,550 shares of Common Stock at exercise prices from $3.21 to $16.03 per share were issued to employees of the registrant and certain other persons who had performed valuable services to the Company, such as consulting and preclinical testing assistance.

          (4) Medtronic, Inc. ("Medtronic") became a stockholder of the Company in connection with an agreement, dated December 10, 1996 (the "Medtronic Agreement") between Medtronic, the Company, and substantially all of the stockholders of the Company. Under the terms of the Medtronic Agreement, Medtronic received in December 1996 an option to acquire all the shares of Common and Preferred stock in the Company for approximately $180 million, or for approximately $22 per share on a fully diluted basis. In consideration of this option, Medtronic invested $20 million in the Company in exchange for a convertible debenture of the Company (the "Debenture"). Medtronic's option to acquire the Company expired unexercised on June 10, 1997. Pursuant to the terms of the Debenture, all outstanding principal and accrued interest on June 10, 1997, which amounted to $20,837,808, automatically converted into common stock at a conversion price of $49.64 per share, which resulted in the issuance to Medtronic of 419,787 shares, or approximately 5.5% of the outstanding Common Stock of the Company prior to the completion of the Offering.

     The sales of securities referenced in paragraphs (1), (2) and (4) were either sold to persons outside the United States or were deemed to be exempt from registration under the Securities Act of 1933 in reliance on Section 4(2) thereof. The securities referenced in paragraph (3) were either granted to persons outside the United States or were deemed to be exempt from registration under the Securities Act of 1933 in reliance on Rule 701 promulgated under
Section 3(b) thereof, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, though their relationships with the Company, to information about the Registrant.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBIT
NUMBER                                        DESCRIPTION
------    ------------------------------------------------------------------------------------
  1.1     Form of Underwriting Agreement*
  3.1     Certificate of Incorporation of the Registrant
  3.2     Bylaws of the Registrant
  4.1     Specimen Certificate for Shares*
  5.1     Opinion of Arnold & Porter, U.S. Counsel to the Registrant*
 10.1     Letter Agreements between Dimotech Ltd. and the Registrant*
 10.2     Employment Agreement dated May 31, 1996 between Peter A. Bick, M.D., and the
          Registrant
 10.3     Agreement between Influence Medical Technologies Ltd. and Jerry G. Blaivas, M.D.*
 10.4     Agreement between Oren Globerman and the Registrant
 10.5     Agreement between Dr. Mordechay Beyar and Registrant
 10.6     1995 Stock Option Plan of the Registrant, together with a form of agreement pursuant thereto
 10.7     Lease for Herzliya, Israel Facility*
 10.8     Lease for San Francisco Office*
 10.9     Debenture dated December 10, 1996 issued by the Registrant to Medtronic, Inc.
 11.1     Statement of Computation of Loss Per Share
 16.1     Letter re Change in Certifying Accountant*
 21.1     Subsidiaries of the Registrant
 23.1     Consent of Arnold & Porter, U.S. Counsel to the Registrant (contained in Exhibit
          5.1)*
 23.2     Consent of Price Waterhouse LLP, independent accountants
 23.3     Consent of Levisohn, Lerner, Berger & Langsam, Patent Counsel to the Registrant*
 24.1     Powers of Attorney**
 27.1     Financial Data Schedule

---------------

 * To be filed by amendment.

** Contained on page II-4.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, Shares in such denominations and registered in such names as required by the Underwriters to permit prompt delivery of Shares to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on the 6th day of August 1997.

                                          INFLUENCE, INC.

                                          By:       /s/ LEWIS C. PELL
                                            ------------------------------------
                                            Name: Lewis C. Pell
                                            Title: Chairman of the Board of
                                              Directors

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Lewis C. Pell and Peter A. Bick, M.D., and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement as well as any registration statement filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

             SIGNATURE                               TITLE                          DATE
------------------------------------  ------------------------------------    ----------------

          /s/ LEWIS C PELL            Chairman of the Board of Directors        August 6, 1997
------------------------------------  and Director
           Lewis C. Pell

        /s/ MORDECHAY BEYAR           Vice Chairman of the Board of             August 6, 1997
------------------------------------  Directors and Director
       Mordechay Beyar, M.D.

         /s/ OREN GLOBERMAN           Vice Chairman of the Board of             August 6, 1997
------------------------------------  Directors and Director
           Oren Globerman

         /s/ PETER A. BICK            President, Chief Executive Officer        August 6, 1997
------------------------------------  and
        Peter A. Bick, M.D.           Director (Principal Executive
                                      Officer)

                                      Director                                 August   , 1997
------------------------------------
Shimon Eckhouse

        /s/ JOHN M. HARLAND           Vice President, Chief Financial           August 6, 1997
------------------------------------  Officer
          John M. Harland             and Treasurer (Principal Accounting
                                      and Financial Officer)

                                 EXHIBIT INDEX

                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                                  DESCRIPTION                                      PAGE
------   --------------------------------------------------------------------------  ------------
  1.1    Form of Underwriting Agreement*...........................................
  3.1    Certificate of Incorporation of the Registrant............................
  3.2    Bylaws of the Registrant..................................................
  4.1    Specimen Certificate for Shares*..........................................
  5.1    Opinion of Arnold & Porter, U.S. Counsel to the Registrant*...............
 10.1    Letter Agreements between Dimotech Ltd. and the Registrant*...............
 10.2    Employment Agreement dated May 31, 1996 between Peter A. Bick, M.D., and the Registrant............................................................
 10.3    Agreement between Influence Medical Technologies Ltd. and Jerry G.
         Blaivas, M.D.*............................................................
 10.4    Agreement between Oren Globerman and the Registrant.......................
 10.5    Agreement between Dr. Mordechay Beyar and Registrant......................
 10.6    1995 Stock Option Plan of the Registrant, together with a form of agreement pursuant thereto................................................
 10.7    Lease for Herzliya, Israel Facility*......................................
 10.8    Lease for San Francisco Office*...........................................
 10.9    Debenture dated December 10, 1996 issued by the Registrant to Medtronic,
         Inc.......................................................................
 11.1    Statement of Computation of Loss Per Share................................
 16.1    Letter re Change in Certifying Accountant*
 21.1    Subsidiaries of the Registrant............................................
 23.1    Consent of Arnold & Porter, U.S. Counsel to the Registrant (contained in
         Exhibit 5.1)*.............................................................
 23.2    Consent of Price Waterhouse LLP, independent accountants..................
 23.3    Consent of Levisohn, Lerner, Berger & Langsam, Patent Counsel to the
         Registrant*...............................................................
 24.1    Powers of Attorney**......................................................
 27.1    Financial Data Schedule...................................................

---------------

 * To be filed by amendment.

** Contained on page II-4.